UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 13, 2023

LEO HOLDINGS CORP. II

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39865	98-1574497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Albany Financial Center South Ocean Blvd Suite #507

P.O. Box SP-63158

New Providence, Nassau, the Bahamas

(Address of Principal Executive Offices) (Zip Code)

(310) 800-1000

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value per share, and one-fourth of one redeemable warrant	LHC.U	The New York Stock Exchange
Class A Ordinary Shares included as part of the units	LHC	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Amendment to Business Combination Agreement

On September 13, 2023, Leo Holdings Corp. II, a Cayman Islands exempted company (which intends to domesticate as a Delaware corporation prior to the closing of the Business Combination (as defined below)) (“Leo”), Glimpse Merger Sub, Inc. (“Merger Sub I”), Glimpse Merger Sub II, LLC (“Merger Sub II”) and World View Enterprises Inc., a Delaware corporation (“World View”), entered into the Amended and Restated Agreement and Plan of Merger (the “Amendment”), which amends the previously announced Agreement and Plan of Merger, dated as of January 12, 2023 (the “Prior Agreement” and as amended by the Amendment, the “Business Combination Agreement”). The transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination.” World View and Leo are collectively referred to as the “Parties.” Capitalized terms used but not otherwise defined in this Current Report on Form 8-K have the meanings given to them in the Business Combination Agreement.

Pursuant to the Amendment, Leo and World View have agreed to, among other things, amend the Prior Agreement to: (a) provide that at or prior to the closing of the Business Combination (the “Closing”), World View will repay all indebtedness that is not convertible into or exchangeable for shares of World View common stock or other equity securities of World View; (b) add (i) a condition to each Party’s obligations to consummate the Business Combination that certain approvals from the Committee on Foreign Investment in the United States (“CFIUS”) shall have been obtained and be in full force and effect and (ii) a right of either Party to terminate the Business Combination Agreement if CFIUS notifies the Parties in writing that CFIUS has recommended or intends to recommend in a report that the President prohibit the Business Combination (a “CFIUS Turndown”); provided, that the right to terminate the Business Combination Agreement as described in this clause (b)(ii) shall not be available to any Party if the CFIUS Turndown is primarily a result of any breach by such Party; (c) add (i) a new definition for “Aggregate Post-Signing Company Convertible Note Merger Consideration,” which means a number of shares of common stock of Leo payable to all holders of Post-Signing Company Convertible Notes pursuant to the Post-Signing Company Convertible Notes, and (ii) a new definition for “Share Merger Consideration” that is substantially identical to the Prior Agreement’s definition of “Merger Consideration,” except that for purposes of the definition, the sum of the Parent Transaction Expenses and the Company Transaction Expenses shall not exceed $25,000,000; (d) amend (i) the definition of “Closing Cash” to (A) exclude any proceeds related to the Post-Signing Company Convertible Notes and (B) provide that Closing Cash may not be less than $0.00, (ii) the definition of “Closing Indebtedness” to exclude $3,882,210, which is the principal amount associated with the secured promissory note, dated September 13, 2023, by and between World View and Leo Investors II Limited Partnership, (iii) the definition of “Company Convertible Notes” to exclude Post-Signing Company Convertible Notes, (iv) the definition of “Company Fully Diluted Shares” to exclude (A) shares resulting from the conversion of Post-Signing Company Convertible Notes and (B) shares beneficially owned by the independent directors and certain strategic advisors of Leo, and their Affiliates or permitted transferees and assigns (collectively, the “Sponsor Parties”), (v) the definition of “Company Stockholders” to exclude shares beneficially owned by the Sponsor Parties, (vi) the definition of “Indebtedness” to exclude indebtedness from the Company Convertible Notes and Post-Signing Company Convertible Notes, (vii) the definition of “Merger Consideration” to include the Share Merger Consideration and the Aggregate Post-Signing Company Convertible Note Merger Consideration, and (viii) the definition of “Per Share Merger Consideration” to mean the quotient obtained by dividing (A) the Share Merger Consideration by (B) the Company Fully Diluted Shares, rounded down to the nearest whole number.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is included as Exhibit 2.1, and the terms of which are incorporated by reference in this Current Report on Form 8-K.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this Current Report on Form 8-K that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in Current Report on Form 8-K, including regarding the funding of the Company’s trust account to further extend the period for the Company to consummate an initial business combination. Many actual events and circumstances are beyond the control of World View and Leo. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination are not obtained; the risk that the Business Combination may not be completed by Leo’s business combination deadline and that Leo may not be able to extend this deadline; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to World View; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the effect of the announcement or pendency of the transaction on World View’s business relationships, operating results, and business generally; risks that the Business Combination disrupts current plans and operations of World View; risks relating to World View’s capital needs and ability to obtain adequate financing; the outcome of any legal proceedings that may be instituted against World View or against Leo related to the Business Combination or any related agreements; the ability to maintain the listing of Leo’s securities on a national securities exchange; changes in domestic and foreign business, market, financial, political, and legal conditions and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; risks related to the rollout of World View’s business and the timing of expected business milestones; the effects of competition on World View’s business; the risks of operating and effectively managing growth in evolving and uncertain macroeconomic conditions, such as high inflation and recessionary environments; the risks to World View’s business if internal processes and information technology systems are not properly maintained; risks associated with World View’s operational dependence on independent contractors and third parties; risks associated with World View’s reliance on certain suppliers, including recent global supply chain slowdowns and disruptions; risks and uncertainties related to World View’s international operations, including possible restrictions on cross border investments which could harm World View’s financial position; ability to achieve improved margins and cost efficiency; and risks associated with World View’s ability to develop its products and achieve regulatory approvals or milestones on the timelines expected or at all.

The foregoing list of factors is not exhaustive. Please carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus to Leo’s registration statement on Form S-1, as amended (File No. 333-249676), the Registration Statement (as defined below) filed with the Securities Exchange Commission (the “SEC”) by Leo and other documents filed or that may be filed by Leo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Leo or World View presently know or that Leo or World View currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Leo’s and World View’s expectations, plans or forecasts of future events and views as of the date of these communications. Leo and World View anticipate that subsequent events and developments will cause Leo’s and World View’s assessments to change. However, while Leo and World View may elect to update these forward-looking statements at some point in the future, Leo and World View specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Leo’s and World View’s assessments as of any date subsequent to the date of these communications. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in these communications is based on the estimates of World View and Leo management. World View and Leo obtained the industry, market and competitive position data used throughout these communications from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. World View and Leo believe their estimates to be accurate as of the date of these communications. However, this information may prove to be inaccurate because of the method by which World View or Leo obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data and the voluntary nature of the data gathering process.

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Additional Information

On April 7, 2023, the Company filed with the SEC a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which included a preliminary proxy statement/prospectus of the Company, which is both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the solicitation of proxies for the vote by the Company’s shareholders with respect to the proposed Business Combination and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the Registration Statement is declared effective, the Company will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Company’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus, when available, in connection with the Company’s solicitation of proxies for its shareholders’ meeting to be held to approve the business combination and related matters because the proxy statement/prospectus will contain important information about the Company and World View and the proposed business combination.

The definitive proxy statement/prospectus will be mailed to shareholders of the Company as of a record date to be established for voting on the proposed business combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings Corp. II, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom or by emailing brown@leo.holdings.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

This Current Report on Form 8-K is not a solicitation of a proxy from any investor or securityholder. However, Leo, World View and Leo Investors II Limited Partnership and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Leo’s shareholders with respect to the proposed business combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Leo and World View in the proxy statement/prospectus relating to the proposed business combination filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

2.1	Amended and Restated Agreement and Plan of Merger, dated as of September 13, 2023, by and among Leo Holdings Corp. II, Glimpse Merger Sub, Inc., Glimpse Merger Sub II, LLC and World View Enterprises Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEO HOLDINGS CORP. II

Dated: September 19, 2023

	By:	/s/ Lyndon Lea
	Name:	Lyndon Lea
	Title:	Chief Executive Officer

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Exhibit 2.1

Execution Version

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

LEO HOLDINGS CORP. II,

GLIMPSE MERGER SUB, INC.,

GLIMPSE MERGER SUB II, LLC

and

WORLD VIEW ENTERPRISES INC.

Dated as of September 13, 2023

i

EXHIBITS

SCHEDULES

Schedule A	Stockholder Agreements
Schedule B	Key Company Stockholders

AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of September 13, 2023 (this “Agreement”), is made and entered into by and among Leo Holdings Corp. II, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation in accordance herewith, “Parent”), Glimpse Merger Sub, Inc., a Delaware corporation and a direct and wholly owned Subsidiary of Parent (“Merger Sub I”), Glimpse Merger Sub II, LLC, a Delaware limited liability company and a direct and wholly owned Subsidiary of Parent (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and World View Enterprises Inc., a Delaware corporation (the “Company”). Parent, the Merger Subs and the Company are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties”. Capitalized terms used in this Agreement shall have the meanings ascribed to them in Exhibit A attached hereto.

WHEREAS, the parties hereto previously entered into that certain Agreement and Plan of Merger (the “Original Agreement”), dated as of January 12, 2023 (the “Original Agreement Date”);

WHEREAS, the parties hereto desire to enter into this Agreement, which shall amend and restate in its entirety the Original Agreement;

WHEREAS, Parent is a blank check company incorporated to acquire one or more operating businesses through a Business Combination;

WHEREAS, each of the Merger Subs is a newly formed, wholly owned, direct subsidiary of Parent, and was formed for the purpose of the Mergers;

WHEREAS, at least one day prior to the Closing Date and following the Parent Share Redemption, (a) Parent shall domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”) and Sections 206 to 209 of the Companies Act (As Revised) of the Cayman Islands (such deregistration and domestication, including all matters necessary in order to effect such domestication, the “Domestication”), and (b) in connection with and as part of such Domestication, subject to the Required Parent Shareholder Approval, the Parent Certificate of Incorporation in substantially the form attached hereto as Exhibit B and the Parent Bylaws in substantially the form attached hereto as Exhibit C shall be adopted, in each case, by the Parent Board as constituted immediately following the Domestication;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware (“DLLCA”) and other applicable Laws, the Parties intend to enter into a business combination transaction by which (a) Merger Sub I shall merge with an into the Company (the “First Merger”), with the Company being the surviving corporation of the First Merger (the Company, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”); and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with an into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving company of the Second Merger (Merger Sub II, in its capacity as the surviving company of the Second Merger, is sometimes referred to as the “Surviving Company”), and as a result of which the Company will become a wholly owned Subsidiary of Parent and change its name to “World View Enterprises Operating Company LLC”;

WHEREAS, each of the Parties intends that, for U.S. federal income tax purposes, (i) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder, (ii) the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and (iii) the Mergers, taken together, shall be viewed as a single integrated transaction pursuant to Rev. Rul. 2001-46, 2001-2 C.B. 321 that shall qualify as, a “reorganization” within the meaning of Section 368(a) of the Code (collectively, the “Intended Tax Treatment”);

WHEREAS, the Parent Board has (a) determined that it is in the best interests of Parent and its shareholders (including its public shareholders) for Parent to enter into this Agreement and the Ancillary Agreements to which it is a party, (b) approved the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party, Parent’s performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, including the Mergers and the Domestication, and (c) recommended adoption and approval of this Agreement and the Ancillary Agreements to which it is a party and the transactions contemplated hereby and thereby, including the Mergers and the Domestication, by the shareholders of Parent;

WHEREAS, as a condition to the consummation of the transactions contemplated hereby and by the Ancillary Agreements to which it is a party, Parent shall provide an opportunity to the Parent Shareholders to exercise their rights to participate in the Parent Share Redemption, and on the terms and subject to the conditions and limitations, set forth in this Agreement and the applicable Parent Governing Documents in conjunction with, inter alia, obtaining approval from the Parent Shareholders for the transaction contemplated hereby and by the Ancillary Agreements to which it is a party;

WHEREAS, (a) the board of directors of each of Parent and Merger Sub I have (i) determined that the First Merger is advisable, fair and in the best interests of Parent and Merger Sub I, as applicable, and approved this Agreement and the Ancillary Agreements to which it is a party; and (ii) approved the First Merger upon the terms and subject to the conditions set forth in this Agreement and pursuant to the applicable provisions of the DGCL; (b) the board of directors of Merger Sub I has recommended that the sole stockholder of Merger Sub I adopt and approve this Agreement and the First Merger; (c) the board of directors of Parent has: (i) determined that the Second Merger is advisable, fair and in the best interests of Parent; and (ii) approved the Second Merger upon the terms and subject to the conditions set forth in this Agreement pursuant to the applicable provisions of the DGCL and the DLLCA; and (d) Parent, in its capacity as the sole stockholder of Merger Sub I and the sole member of Merger Sub II, has adopted and approved this Agreement and the Ancillary Agreements to which it is party;

WHEREAS, the Company Board has (a) determined that it is in the best interests of the Company and its stockholders for the Company to enter into this Agreement and the Ancillary Agreements to which it is a party, (b) approved the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party, the Company’s performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, including the Mergers, and (c) recommended adoption and approval of this Agreement and the Ancillary Agreements to which it is a party and the transactions contemplated hereby and thereby, by the stockholders of the Company;

WHEREAS, on or after December 1, 2022 and prior to the Original Agreement Date, the Company entered into subscription agreements (the “Pre-Signing Company Subscription Agreements”) with certain investors (the “Pre-Signing Company Investors”) pursuant to which, and on the terms and subject to the conditions of which, the Pre-Signing Company Investors agreed to purchase convertible notes from the Company (the “Pre-Signing Company Convertible Notes”), such purchases to be consummated within three (3) Business Days following the Original Agreement Date (the “Pre-Signing Company Financing”);

WHEREAS, on or following the Original Agreement Date, the Company may enter into additional subscription agreements (the “Post-Signing Company Subscription Agreements”) with certain investors (the “Post-Signing Company Investors”) pursuant to which, and on the terms and subject to the conditions of which, the Company Investors agree to purchase convertible notes from the Company (the “Post-Signing Company Convertible Notes”) for an aggregate purchase price of up to $75,000,000 (together with the Pre-Signing Company Financing, the “Company Financings”), in each case in form and substance reasonably acceptable to Parent;

WHEREAS, following the execution and delivery of this Agreement, Parent intends to negotiate and enter into subscription agreements (collectively, the “Subscription Agreements”) with certain investors

(collectively, the “Investors”), pursuant to which, among other things, the Investors will agree to subscribe for and purchase, and Parent will agree to issue and sell to the Investors, shares of Parent Common Stock (or notes or other securities convertible into shares of Parent Common Stock) on terms substantially consistent with the terms of the Company Financings, to be consummated substantially concurrently with the Effective Time, on the terms and subject to the conditions set forth therein (such equity financing hereinafter referred to as the “PIPE Financing”);

WHEREAS, simultaneously with the execution and delivery of the Original Agreement, all Key Company Stockholders have entered into the Support Agreements, dated as of the Original Agreement Date (the “Company Stockholder Support Agreements”) in substantially the form attached hereto as Exhibit D, with Parent;

WHEREAS, at the Closing, the Surviving Company, certain of the Company Stockholders and the holders of Parent Ordinary Shares as of the date of this Agreement who are parties to an existing registration rights agreement in respect of the shares of the Parent Ordinary Shares held by such holders shall enter into an amended and restated registration rights agreement in substantially the form set forth in Exhibit E (the “Registration Rights Agreement”);

WHEREAS, simultaneously with the execution and delivery of the Original Agreement, Parent Sponsor, the independent directors of Parent and certain strategic advisors of Parent (collectively, the “Sponsor Parties”) and the Company have entered into that certain Sponsor Agreement, dated as of the Original Agreement Date (the “Sponsor Agreement”), with Parent in substantially the form attached hereto as Exhibit F, pursuant to which (a) the Sponsor Parties have agreed to waive any adjustment to the conversion ratio set forth in Article 17 of the Parent Governing Documents that may result from the PIPE Financing or the Business Combination and/or the other transactions contemplated hereunder, (b) the Sponsor Parties have agreed to the provisions set forth in Section 5.18(b) (Exclusivity), (c) the Sponsor Parties has agreed not to effect any sale or distribution of any Parent Class B Ordinary Shares or Parent Private Placement Warrants during the period described therein and (d) the Sponsor Parties have agreed to vote all shares of Parent Common Stock held by such Sponsor Parties in favor of the adoption and approval of this Agreement and the Transaction Proposals; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and other agreements in connection with the foregoing and also prescribe certain conditions to the Mergers as specified herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement, and intending to be legally bound hereby, each Party hereby agrees:

ARTICLE I

THE CLOSING TRANSACTIONS

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, on the day after the Domestication, and in accordance with the DGCL, at the Effective Time (as defined below), Merger Sub I shall merge with and into the Company, the separate corporate existence of Merger Sub I shall cease, and the Company shall continue as the Surviving Corporation and as a wholly owned Subsidiary of Parent; and all of the properties, rights, privileges, powers and franchises of the Company will vest in the Surviving Corporation, and all of the debts, liabilities, obligations and duties of the Company shall become the debts, liabilities, obligations and duties of the Surviving Corporation. At the Second Effective Time (as defined below), the Surviving Corporation shall merge with and into Merger Sub II, an entity disregarded as separate from Parent for U.S. federal income Tax purposes, in accordance with the DGCL and the DLLCA, whereupon the separate corporate existence of the Surviving Corporation shall cease and Merger Sub II shall be the surviving limited liability company, and shall remain an entity disregarded as separate from Parent for U.S. federal income Tax purposes, and shall continue to be governed by the laws of the State of Delaware as a wholly owned Subsidiary of Parent, and all of the properties, rights, privileges, powers and franchises of the Surviving Corporation will vest in the Surviving Company, and all of the debts, liabilities, obligations and duties of the Surviving Corporation shall become the debts, liabilities, obligations and duties of the Surviving Company.

Section 1.2 Effective Time.

(a) Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely by conference call and by electronic exchange of documents and signature pages as promptly as possible, and in any event no later than three (3) Business Days following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VI (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the satisfaction or waiver of such conditions) or on such other date as the Parties may mutually agree in writing. The date of the Closing shall be referred to herein as the “Closing Date”. For the avoidance of doubt, none of the Closing, the Effective Time or the Second Effective Time shall occur on or prior to the date of completion of the Domestication.

(b) First Merger. On the Closing Date, Merger Sub I and the Company shall file a duly executed certificate of merger in form and substance reasonably acceptable to the Company and Parent (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL. The First Merger shall become effective upon the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware or at such other time as the Parties shall agree and as shall be specified in the First Certificate of Merger. The date and time when the First Merger shall become effective is herein referred to as the “Effective Time”.

(c) Second Merger. On the Closing Date and as soon as reasonably practicable after the Effective Time, Parent shall cause the Surviving Corporation and Merger Sub II to file a duly executed certificate of merger in form and substance reasonably acceptable to the Company and Parent (the “Second Certificate of Merger” and, together with the First Certificate of Merger, the “Certificates of Merger”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL and DLLCA. The Second Merger shall become effective upon the filing of the Second Certificate of Merger with the Secretary of State of the State of Delaware or at such other time as the parties shall agree and as shall be specified in the Second Certificate of Merger. The date and time when the Second Merger shall become effective is herein referred to as the “Second Effective Time”.

Section 1.3 Governing Documents. At the Effective Time, the certificate of incorporation and bylaws of Merger Sub I, as in effect immediately prior to the Effective Time, shall become the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter supplemented or amended in accordance with the terms of the DGCL. At the Second Effective Time, the certificate of formation and operating agreement of Merger Sub II, in the forms attached hereto as Exhibit H (the “Surviving Company Governing Documents”) as in effect immediately prior to the Second Effective Time shall become the certificate of formation and amended and restated operating agreement of the Surviving Company, until thereafter supplemented or amended in accordance with their terms and the DLLCA.

Section 1.4 Directors and Officers of the Surviving Corporation and the Surviving Company.

(a) At the Effective Time, subject to Section 5.21, (i) each director of the Company in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time, and (ii) the directors and officers set forth on Schedule 1.4 of the Schedules shall become the directors and officers of the Surviving Corporation, effective as of immediately following the Effective Time, and, as of such time, shall be the only directors of the Surviving Corporation. Each person appointed as a director or officer of the Surviving Corporation pursuant to the preceding sentence shall remain in office as a director of the Surviving Corporation until his or her successor is elected and qualified or until his or her earlier resignation or removal.

(b) Persons constituting the executive officers of the Company prior to the Effective Time shall continue to be the executive officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly appointed.

(c) Immediately following the Second Effective Time, the (i) directors of the Surviving Corporation shall become the managers of the Surviving Company and (ii) executive officers of the Surviving Corporation shall become the executive officers of the Surviving Company, in each case, in accordance with the terms of the Surviving Company Governing Documents and in accordance with Section 5.21.

ARTICLE II

MERGER CONSIDERATION; EFFECTS OF THE MERGER

Section 2.1 Closing Date Statement.

(a) Not less than three (3) Business Days prior to the Closing, but no earlier than the date of the Parent Shareholder Meeting, Parent shall deliver to the Company a written statement (the “Parent Closing Statement”) setting forth, in reasonable detail, Parent’s good faith estimate of: (i) the amount of Available Cash (for the avoidance of doubt, prior to the payment of any Parent Transaction Expenses) and all relevant supporting documentation used by Parent in calculating such amounts as may be reasonably requested by the Company, (ii) the amount of Parent Transaction Expenses paid or required to be paid as of the Closing pursuant to Section 7.4, including all relevant supporting documentation used by Parent in calculating such amounts as may be reasonably requested by the Company, and (iii) the number of shares of Parent Common Stock to be outstanding as of the Closing after giving effect to the Parent Share Redemptions and the issuance of shares of Parent Common Stock pursuant to the Subscription Agreements.

(b) Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement (the “Draft Closing Date Capitalization Statement”), certified by the Chief Financial Officer of the Company, which sets forth the (i) name, mailing address and email address of each Equity Holder of record on the books and records of the Company, (ii) number, class and type of Equity Interests owned by each Equity Holder, (iii) with respect to each holder of Company Restricted Stock, the number of shares of such Company Restricted Stock which will have vested prior to or on the Closing Date, the number of shares of Company Restricted Stock which will remain unvested as of the Closing Date and the vesting conditions for such Company Restricted Stock, (iv) with respect to each holder of Company Warrants, the number of shares of Company Common Stock subject to, and the exercise price per share of Company Common Stock of, such Company Warrants, (v) with respect to each holder of Company Options, the number of shares of Company Common Stock subject to, and the exercise price per share of Company Common Stock of, such Company Options, the number of Company Options which will have vested prior to or on the Closing Date, the number of Company Options which will remain unvested as of the Closing Date and the vesting conditions for such Company Options, (vi) with respect to each Company Convertible Noteholder, the number of shares of Parent Common Stock deliverable to such Company Convertible Noteholder, (vii) with respect to each holder of Post-Signing Company Convertible Notes (a “Post-Signing Company Convertible Noteholder”), the Post-Signing Company Convertible Note Merger Consideration, (viii) the allocation of the Share Merger Consideration issuable to each Company Stockholder, (ix) the number of shares of Parent Common Stock deliverable to each Post-Signing Company Convertible Noteholder (x) the allocation of Assumed Warrants to be issued to each holder of Company Warrants pursuant to Section 2.8, including the number of shares of Parent Common Stock subject thereto and exercise price with respect to each Assumed Warrant, and (xi) the Aggregate Exercise Price, the Per Share Merger Consideration and the Company Fully Diluted Shares. The Company shall consider in good faith Parent’s comments to the Draft Closing Date Capitalization Statement, which comments Parent shall deliver to the Company no fewer than two (2) Business Days prior to the Closing Date, and revise the Draft Closing Date Capitalization Statement to incorporate any changes the Company, acting in good faith, determines are appropriate. In connection with preparation and delivery of the Draft Closing Date Capitalization Statement, the Company shall provide reasonable supporting detail to evidence the Company’s calculations, explanations and assumptions and any documentation or information as is reasonably requested by Parent. The Company shall deliver to the Exchange Agent and Parent a final statement (the “Closing Date Capitalization Statement”) as finalized pursuant to this Section 2.1 not less than one (1) Business Day prior to the Closing Date. Parent and the Exchange Agent shall be entitled to rely, and shall have no liability to any Equity Holder or any other Person for relying on, paying cash or issuing any equity under this Agreement (including with respect to the Merger Consideration) in accordance with such Closing Date Capitalization Statement.

(c) Not less than three (3) Business Days prior to the Closing Date, the Company shall provide to Parent (i) an estimated unaudited consolidated balance sheet of the Group Companies as of 12:01 a.m. (New York time) on the Closing Date and (ii) a written statement (“Closing Statement”) setting forth the Company’s good faith estimates of (A) Closing Indebtedness and (B) the Company Transaction Expenses as of the Closing, along with final invoices from the applicable service providers to the Company. The Company shall consider in good faith Parent’s comments to the Closing Statement, which comments Parent shall deliver to the Company no fewer than one (1) Business Day prior to the Closing Date, and revise the Closing Statement to incorporate any changes the Company, acting in good faith, determines are appropriate. In connection with preparation and delivery of the Closing Statement, the Company shall provide reasonable supporting detail to evidence the Company’s calculations, explanations and assumptions and any documentation or information as is reasonably requested by Parent.

Section 2.2 Merger Consideration. Upon the terms and subject to the conditions of this Agreement, the aggregate consideration to be issued to the Company Stockholders and Post-Signing Company Convertible Noteholders shall be a number of shares of Parent Common Stock equal to the Merger Consideration, which shall be issued to Closing Company Stockholders and Post-Signing Company Convertible Noteholders.

Section 2.3 Effect on Capital Stock. Subject to the provisions of this Agreement:

(a) immediately prior to the Effective Time, the Company shall take all actions necessary to cause each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time (including any Company Preferred Stock issuable in connection with Company Warrants or other equity securities that are exercised in connection with the Closing (including pursuant to Section 2.8)) to be automatically converted into a number of shares of Company Common Stock at the then effective conversion rate as calculated pursuant the Company’s certificate of incorporation. All of the shares of Company Preferred Stock converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities;

(b) at the Effective Time, by virtue of the Mergers and without any action on the part of any Person, each share of Company Common Stock (including the shares of Company Common Stock resulting from the conversion of Company Preferred Stock, Company Convertible Notes and Company SAFEs described in Section 2.3(a), 2.10 and 2.11) that is issued and outstanding immediately prior to the Effective Time (other than any Company Dissenting Shares and shares of Company Common Stock to be cancelled pursuant to Section 2.3(d)), shall thereupon be converted into, and the holder of such share of Company Common Stock shall be entitled to, the right to receive the Per Share Merger Consideration, in each case, without interest, to the applicable Company Stockholder in accordance with Section 2.5 and Section 2.6; provided that any shares of Company Common Stock converting into shares of Parent Common Stock pursuant to this Section 2.3 that are subject to vesting or substantial risk of forfeiture (within the meaning of Section 83 of the Code) immediately prior to the Effective Time shall be subject to such same vesting (as set forth on Schedule 3.3(b)) or substantial risk of forfeiture in accordance with their terms following the conversion. Notwithstanding anything herein to the contrary, no certificates or scrip representing a fractional share of Parent Common Stock will be issued to any of the Company Stockholders in connection with the issuance of the Merger Consideration, and to the extent a fractional share of Parent Common Stock is issuable as part of the Merger Consideration after aggregating all fractional shares of Parent Common Stock that otherwise would otherwise be received by such Company Stockholder, such fraction shall be rounded down to the nearest whole share of Parent Common Stock;

(c) all of the shares of Company Common Stock converted into the right to receive the Per Share Merger Consideration pursuant to this Section 2.3 shall no longer be outstanding and shall cease to exist, and each holder of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Merger Consideration into which such shares of Company Common Stock shall have been converted in the First Merger;

(d) each share of Company Common Stock held in the treasury of the Company immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(e) at the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub I issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become one validly issued fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately following the Effective Time.

Section 2.4 Effect of the Second Merger. Upon the terms and subject to the conditions of this Agreement, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of any Person: (a) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist without any conversion thereof or payment therefor; and (b) the membership interests of Merger Sub II outstanding immediately prior to the Second Effective Time shall be converted into and become the membership interests of the Surviving Company, which shall constitute one hundred percent (100%) of the outstanding equity interests of the Surviving Company. From and after the Second Effective Time, the membership interests of Merger Sub II shall be deemed for all purposes to represent the number of membership interests into which they were converted in accordance with the immediately preceding sentence.

Section 2.5 Delivery of the Merger Consideration.

(a) At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of the Company Stockholders and Post-Signing Company Convertible Noteholders, evidence of book-entry shares representing a number of whole shares of Parent Common Stock equal to the aggregate Parent Common Stock deliverable to the Company Stockholders and Post-Signing Company Convertible Noteholders pursuant to this Section 2.5(a). Any such amounts or shares of Parent Common Stock in book-entry form deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Agent Fund”. The Exchange Agent Fund shall be subject to the terms of this Agreement and the Exchange Agent Agreement. Subject to Section 2.6, at the Closing, Parent shall cause to be issued or paid from the Exchange Agent Fund (i) to each Company Stockholder that holds Company Common Stock immediately prior to the Effective Time (including holders of shares of Company Common Stock resulting from the exercise of Company Warrants pursuant to Section 2.8 (if any), and including shares of Company Common Stock resulting from the automatic conversion of Company Convertible Notes, but excluding any Company Dissenting Shares and shares of Company Common Stock to be cancelled pursuant to Section 2.3(d)) who has delivered to the Exchange Agent, at least three (3) Business Days prior to the Closing Date, a completed and duly executed Letter of Transmittal, evidence of book-entry shares representing the number of whole shares of the aggregate Parent Common Stock in respect of such Company Common Stock held by such Company Stockholder, and (ii) to each Post-Signing Company Convertible Noteholder that holds Post-Signing Company Convertible Notes immediately prior to the Effective Time who has delivered to the Exchange Agent, at least three (3) Business Days prior to the Closing Date, a completed and duly executed Letter of Transmittal, evidence of book-entry shares representing the number of whole shares of the aggregate Parent Common Stock in respect of such Post-Signing Company Convertible Notes held by such Post-Signing Company Convertible Noteholder. Notwithstanding anything to the contrary in this Agreement, under no circumstances shall Parent be required to pay or issue to any Equity Holder or any other Person more than the aggregate amount of the Merger Consideration as allocated in accordance with this Section 2.5.

Section 2.6 Exchange Procedures for Company Stockholders.

(a) Exchange Agent. As promptly as reasonably practicable following the Original Agreement Date, but in no event later than fifteen (15) Business Days prior to the Closing Date, Parent shall appoint Continental Stock Transfer & Trust Company (or its applicable Affiliate) as an exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement reasonably satisfactory to the Company and Parent (the “Exchange Agent Agreement”).

(b) Issuance and Payment Procedures. Not less than fifteen (15) Business Days prior to the Closing Date, the Company shall mail or otherwise deliver, or shall cause the Exchange Agent to mail or otherwise deliver, to each Company Stockholder and Post-Signing Company Convertible Noteholder entitled to receive the Merger Consideration pursuant to Section 2.3(a), a letter of transmittal in substantially the form of Exhibit G attached hereto, with such changes as may be agreed between the Company and Parent prior to the Closing or as may be reasonably required by the Exchange Agent (the “Letter of Transmittal”), together with any notice required pursuant to Section 262 of the DGCL. Subject to the satisfaction of the conditions in Article VI, in the event that at least three (3) Business Days prior to the Closing Date, a Company Stockholder does not deliver to the Exchange Agent a duly executed and completed Letter of Transmittal (along with all certificates representing shares of Company Common Stock (each, a “Company Certificate” and, collectively, the “Company Certificates”), to the extent such shares of Company Common Stock are certificated), then such failure shall not alter, limit or delay the Closing; provided, that such Company Stockholder or Post-Signing Company Convertible Noteholder, as applicable, shall not be entitled to receive its respective portion of the Merger Consideration until such Person delivers a duly executed and completed Letter of Transmittal and its Company Certificates, if any, to the Exchange Agent. Upon delivery of such duly executed Letter of Transmittal and its Company Certificates, if any, by such Company Stockholder or Post-Signing Company Convertible Noteholder, as applicable, to the Exchange Agent, such Company Stockholder or Post-Signing Company Convertible Noteholder, as applicable, shall be entitled to receive, subject to the terms and conditions of this Agreement, the portion of the Merger Consideration in respect of his, her or its shares of Company Common Stock or Post-Signing Company Convertible Notes, as applicable, referenced in such Letter of Transmittal. Until surrendered as contemplated by this Section 2.6, each share of Company Common Stock (including shares of Company Common Stock resulting from the exercise of the Company Warrants described in Section 2.8 (if any)) and each Post-Signing Company Convertible Note shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration or the Post-Signing Company Convertible Note Merger Consideration, as applicable, to which it has been converted pursuant to this Section 2.6(b). If issuance or payment is to be made to a Person (other than the record or registered Company Stockholder or Post-Signing Company Convertible Noteholder, as applicable), it shall be a condition to such issuance that any Company Certificates or Post-Signing Company Convertible Notes, as applicable, so surrendered will be properly endorsed or otherwise be in proper form for transfer, and that the Person requesting such issuance shall deliver any transfer instrument or other document necessary or requested by the Exchange Agent, Parent or the Company to effect such issuance, pay to the Exchange Agent any transfer or other Taxes required as a result of such issuance being made to a Person (other than the record or registered Company Stockholder or Post-Signing Company Convertible Noteholder, as applicable) or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(c) No Further Rights. The Merger Consideration issued and paid upon the surrender of Company Common Stock and Post-Signing Company Convertible Notes in accordance with the terms of this Section 2.6 shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the securities represented by such Company Common Stock (including shares of Company Common Stock resulting from the exercise of the Company Warrants described in Section 2.8 (if any)) or Post-Signing Company Convertible Notes, as applicable, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of the shares of Company Common Stock or Post-Signing Company Convertible Notes, as applicable, that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, holders of Company Common Stock (including shares of Company Common Stock resulting from the exercise of the Company Warrants described in Section 2.8 (if any)) or Post-Signing Company Convertible Notes shall cease to have any rights as equityholders of the Company, except as expressly provided in this Agreement or by applicable Law.

(d) Equitable Adjustment. If, between the Original Agreement Date and the Closing, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange, or any similar event shall have occurred (including any of the foregoing in connection with the Domestication), then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock or Parent Common Stock shall be equitably adjusted to reflect such change; provided, that this Section 2.6(d) shall not be construed to permit Parent, Merger Sub or the Company to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

(e) Dividends. No dividends or other distributions declared with respect to shares of Parent Common Stock, the record date for which is at or after the Effective Time, shall be paid to any Company Stockholder that has not delivered a properly completed, duly executed Letter of Transmittal and its Company Certificates, if any, to the Exchange Agent. After the delivery of such materials, such Company Stockholder shall be entitled to receive any such dividends or other distributions, without any interest thereon, which had become payable with respect to shares of Parent Common Stock issuable to such Company Stockholder.

(f) Company Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, any Company Dissenting Share shall not be converted into the right to receive its applicable portion of the Merger Consideration or Per Share Merger Consideration but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Company Dissenting Share pursuant to Section 262 of the DGCL. Each holder of Company Dissenting Shares who, pursuant to the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to the DGCL). If, after the Effective Time, any Company Dissenting Share shall lose its status as a Company Dissenting Share, then any such share shall immediately be converted into the right to receive its Per Share Merger Consideration as if such share never had been a Company Dissenting Share, and Parent shall deliver, or cause to be delivered in accordance with the terms of this Agreement, to the holder thereof, following the satisfaction of the applicable conditions set forth in Section 2.5, and this Section 2.6, its Per Share Merger Consideration as if such share had never been a Company Dissenting Share. The Company shall give Parent (a) prompt written notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company, and (b) the right to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand with respect to any Company Dissenting Share. The Company shall, or shall cause its Affiliates to, enforce any contractual waivers that the Equity Holders have granted regarding appraisal rights that would apply to the Merger.

Section 2.7 Reserved.

Section 2.8 Exercise or Assumption of Company Warrants.

(a) Immediately prior to the Effective Time, each Company Warrant that is issued and outstanding, if permissible in accordance with its terms, shall be net exercised for a number of shares of Company

Common Stock or Company Preferred Stock, as applicable, in accordance with their terms and shall no longer be outstanding and shall automatically be cancelled, extinguished and retired and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, other than, for the avoidance of doubt, with respect to the Company Common Stock or Company Preferred Stock, as applicable, into which such Company Warrants are exchanged.

(b) At the Effective Time, each Company Warrant that is issued, outstanding and unexercised immediately prior to the Effective Time (and which is not exercised in accordance with its terms pursuant to Section 2.8(a)) (each, an “Assumed Warrant”) shall automatically, without any action on the part of the holder thereof, be assumed by Parent and converted into a warrant to purchase that number of shares of Parent Common Stock equal to the product of (1) the number of shares of Company Common Stock subject to such Company Warrant multiplied by (2) the Per Share Merger Consideration, which product will be rounded down to the nearest whole number of shares. Each Assumed Warrant shall otherwise be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the respective Company Warrant immediately prior to the Effective Time, except that each Assumed Warrant shall have an exercise price per share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the per share exercise price of Company Common Stock subject to such Company Warrant as of immediately prior to the Effective Time by (y) the Per Share Merger Consideration.

Section 2.9 Assumption of Company Options. At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time (each, an “Assumed Option”) shall automatically, without any action on the part of the holder thereof, be assumed by Parent and converted into an option to purchase that number of shares of Parent Common Stock equal to the product of (1) the number of shares of Company Common Stock subject to such Company Option multiplied by (2) the Per Share Merger Consideration, which product will be rounded down to the nearest whole number of shares. Each Assumed Option shall otherwise be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the respective Company Option immediately prior to the Effective Time, except that each Assumed Option shall have an exercise price per share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the per share exercise price of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time by (y) the Per Share Merger Consideration; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Assumed Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; and provided further, that in the case of any Assumed Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code, such that the Assumed Options do not, to the maximum extent reasonably practicable, cease to qualify as “incentive stock options” solely by reason of the conversion pursuant to this section to the maximum extent permitted by Section 422 of the Code. As of the Effective Time, all Company Options will no longer be outstanding and each holder of Assumed Options will cease to have any rights with respect to such Company Options, except as set forth in this Section 2.9. The Company will take all necessary actions to effect the treatment of Company Options as set forth in this Agreement and in connection with the Equity Incentive Plan and the applicable award agreements.

Section 2.10 Effect on Company Convertible Notes.

(a) Post-Signing Company Convertible Notes. At the Effective Time, by virtue of the Mergers and without any action on the part of any Person, each Post-Signing Company Convertible Note that is issued and outstanding immediately prior to the Effective Time shall thereupon be automatically converted into the number of shares of the Company’s Common Stock as are issuable pursuant to the terms of each such Post-Signing Company Convertible Note (the “Post-Signing Company Convertible Note Merger Consideration”). All of the Post-Signing Company Convertible Notes converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, any Liens securing obligations under the Post-

Signing Company Convertible Notes shall be released and each holder of Post-Signing Company Convertible Notes shall thereafter cease to have any rights with respect to such securities.

(b) Immediately prior to the Effective Time, each Company Convertible Note that is issued and outstanding as of immediately prior to the Effective Time shall thereupon be automatically converted into the number of shares of Parent Common Stock at the per share conversion price set forth in the applicable Company Convertible Note. All of the Company Convertible Notes converted into shares of Parent Common Stock shall no longer be outstanding and shall cease to exist, any Liens securing obligations under the Company Convertible Notes shall be released and each holder of Company Convertible Notes shall thereafter cease to have any rights with respect to such securities.

(c) Notwithstanding anything herein to the contrary, no certificates or scrip representing a fractional share of Company Common Stock or Parent Common Stock will be issued to any of the Post-Signing Company Convertible Noteholders and the Company Convertible Noteholders and in connection with the issuance of the Post-Signing Company Convertible Note Merger Consideration and the Merger Consideration, as applicable, and to the extent a fractional share of Company Common Stock and/or Parent Common Stock is issuable as part of the Merger Consideration and/or the Post-Signing Company Convertible Note Merger Consideration after aggregating all fractional shares of Company Common Stock and Parent Common Stock, as applicable, that otherwise would otherwise be received by such Company Convertible Noteholder and/or Post-Signing Company Convertible Noteholder, as applicable, such fraction shall be rounded down to the nearest whole share of Company Common Stock and/or Parent Common Stock, as applicable.

Section 2.11 Effect on Company SAFEs. Immediately prior to the Effective Time, the Company shall take all actions necessary to cause each Company SAFE that is outstanding immediately prior to the Effective Time to be automatically converted immediately prior to the Effective Time into a number of shares of Company Common Stock pursuant to the terms of such Company SAFEs. All of the Company SAFEs converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, any liens securing obligations under the Company SAFEs shall be released and each holder of Company SAFEs shall thereafter cease to have any rights with respect to such securities.

Section 2.12 Withholding Rights. Each of Parent, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payment under all applicable Laws. The Parties shall use commercially reasonable efforts to cooperate reasonably and in good faith to eliminate or reduce any such deduction or withholding to the extent permitted by applicable Law (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding). To the extent that amounts are so deducted or withheld and paid to the applicable Governmental Entity in accordance with applicable Law, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.13 Repayment of Non-Convertible Indebtedness. At or prior to the Effective Time, the Company shall take all actions necessary to repay all Indebtedness that is not convertible into or exchangeable for shares of Company Common Stock or other Equity Interests of the Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE GROUP COMPANIES

Except in each case as set forth in the applicable disclosure schedules corresponding to the referenced section below, delivered by the Company to Parent, Merger Sub I and Merger Sub II concurrently with the execution of this Agreement (the “Schedules”), and subject to the terms, conditions and limitations set forth in this Agreement, the Company hereby represents and warrants to Parent, Merger Sub I and Merger Sub II, as of the Original Agreement Date and the Closing Date (except if the representation and warranty speaks as of a specific date prior to the Closing Date, in which case as of such earlier date), as follows:

Section 3.1 Organization. Each Group Company (a) is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization, and (b) has all requisite corporate, limited liability company or other entity power and authority to own, lease and operate its properties and to carry on in all material respects its businesses. Each Group Company is duly qualified, licensed or registered as a foreign entity to transact business, and is in good standing, under the Laws of each jurisdiction where the conduct of its business, or the location of the properties or assets owned, leased or operated by it, requires such qualification, licensing or registration, except where the absence of such qualification, licensing or registration, or failure to be in good standing, would not reasonably be expected to have a Material Adverse Effect.

Section 3.2 Authorization. Each Group Company has the requisite corporate, limited liability company or other entity power and authority, as applicable, to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, subject in the case of the consummation of the Merger, to the Company Required Approval. The Company Required Approval is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and any Ancillary Agreement and to approve the transactions contemplated hereby and thereby. This Agreement has been, and upon its execution and delivery, each of the Ancillary Agreements to which any Group Company is or will be a party will be, duly and validly executed and delivered by such Group Company and have been, or will be, duly authorized by all necessary corporate, limited liability company or other entity actions, as applicable. This Agreement and the Ancillary Agreements, and, assuming the due authorization, execution and delivery by each other party hereto and thereto, constitute the legal, valid and binding obligation of each member of the Group Company, enforceable against each Group Company in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 3.3 Capitalization.

(a) Set forth on Schedule 3.3(a) is a true, correct and complete list of the authorized and issued and outstanding Equity Interests of the Company (including the number and class (as applicable) of vested and unvested Equity Interests) and the record and beneficial ownership (including the percentage interests held thereby) thereof by Equity Holder, as of the Original Agreement Date, including, as applicable, the name of the holder of each Company Equity Award, the type of security or property that such Company Equity Award covers, the vesting schedule applicable to such Company Equity Award, the number of vested and unvested units or shares covered by such Company Equity Award, the date of grant, the cash exercise price, strike price or offset amount per share/unit of such Company Equity Award and whether such Company Equity Award is an “incentive stock option” as defined in Section 422 of the Code. Except as set forth on Schedule 3.3(a), all of the issued and outstanding Equity Interests of the Company (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance with applicable Laws, (iii) were not issued in breach or violation of any preemptive rights, call options, rights of first refusal, subscription rights, transfer restrictions or similar rights of any Person or under the Company’s Governing Documents, and (iv) as of the Original Agreement Date, are owned, beneficially and of record, by the Equity Holders set forth on Schedule 3.3(a), free and clear of all Liens (other than transfer restrictions under applicable securities Laws) and as of the Closing, will be owned, beneficially and of record, by the Equity Holders, free and clear of all Liens (other than transfer restrictions under applicable securities Laws). Except as set forth on Schedule 3.3(a), there are no outstanding (w) securities of the Company convertible into or exchangeable for shares of Company Common Stock or other Equity Interests of the Company, (x) stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation award, equity equivalents or other similar rights of or with respect to the Company, (y) subscriptions, calls, options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to the Company Common Stock or any other Equity Interests of the Company, and no obligation of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of Company Common Stock or any other Equity Interests of the Company or any securities convertible into or exercisable for such shares of Company Common Stock or other Equity Interests of the Company, or (z) obligations of the Company to repurchase, redeem or otherwise acquire any shares any of the foregoing securities, shares of Company Common Stock or other Equity Interests of the Company, including securities convertible into or exchangeable for shares of Company Common Stock or other Equity Interests of the Company. Except as set forth on Schedule 3.3(a), there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any shares of Company Common Stock or any other Equity Interests of the Company. No Company Subsidiary owns any Equity Interest in the Company.

(b) Each Company Equity Award (A) has an exercise price at least equal to the fair market value of the underlying shares of Company Common Stock as of the grant date, (within the meaning of Section 409A of the Code and the Treasury Regulations promulgated thereunder) if applicable; (B) has not had its exercise date or grant date delayed or “back-dated,” if applicable, and (C) has been issued in compliance with applicable Law and properly accounted for in all respects in accordance with GAAP. With respect to any Equity Interests in the Company that are subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code), the holder thereof also made a valid Section 83(b) election.

(c) Except as set forth on Schedule 3.3(c), all of the issued and outstanding Equity Interests of each Company Subsidiary (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance with applicable Law, (iii) were not issued in breach or violation of any preemptive rights, call options, rights of first refusal, subscription rights, transfer restrictions or similar rights of any Person or under such Company Subsidiary’s Governing Documents, and (iv) are owned, beneficially and of record by the Company or another Subsidiary of the Company as indicated on Schedule 3.3(c), free and clear of all Liens (other than transfer restrictions under applicable securities Laws). There are no outstanding (w) securities of any Company Subsidiary convertible into or exchangeable for shares of capital stock or other Equity Interests of such Company Subsidiary, (x) stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation award, equity equivalents or other similar rights of or with respect to any Company Subsidiary, (y) subscriptions, calls, options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to the capital stock or any other Equity Interests of any Company Subsidiary, and no obligation of any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock or any other Equity Interests of such Company Subsidiary or any securities convertible into or exercisable for such shares of capital stock or other Equity Interests of such Company Subsidiary, or (z) obligations of any Company Subsidiary to repurchase, redeem or otherwise acquire any shares any of the foregoing securities, shares of capital stock or other Equity Interests of such Company Subsidiary, including securities convertible into or exchangeable for shares of capital stock or other Equity Interests of such Company Subsidiary. Except as set forth on Schedule 3.3(c), neither the Company nor any of its Subsidiaries is party to any joint venture or other similar arrangement or relationship or owns or holds the right to acquire, or has any obligation to make a capital contribution, loan or other investment (whether equity or debt) in respect of, any stock or other equity ownership interest in any other Person. As of the Original Agreement Date, all shares of Company Common Stock are reflected as book-entry shares and there are no valid physical certificates outstanding.

(d) Each of the Governing Documents of each Group Company and the Stockholder Agreements has been duly executed and delivered, as applicable, by such Group Company and each Equity Holder party thereto, as applicable, and is in full force and effect as of the Original Agreement Date and constitutes the legal, valid and binding obligations of each Group Company and each of the Equity Holders party thereto, as applicable, enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies. The Company has made available to Parent true, correct and complete copies of each Group Company’s Governing Documents and the Stockholder Agreements, together with any amendments thereto. In connection with, and prior to, the execution and delivery of this Agreement, each of the Company and Company Board took all actions necessary, if any, under the Company’s Governing Documents and the Stockholder Agreements to make valid, binding and effective (subject to the receipt of the Company Required Approval) the conversions, cancellations, forfeitures and other transactions contemplated by Section 2.3. Taking into account such actions, if any, and subject to the receipt of the Company Required Approval, (i) the conversions, cancellations, forfeitures, terminations and other transactions contemplated by Section 2.3 are in full compliance with the terms of the Company’s Governing Documents and the Stockholder Agreements, and (ii) no additional consent or approval from, or notification to, any Person party thereto is required. The amounts set forth on the Closing Date Capitalization Statement when delivered to Parent will comply with the terms of the Company’s Governing Documents, each of the Stockholder Agreements and this Agreement.

Section 3.4 Company Subsidiaries. Schedule 3.4 sets forth a true, correct and complete list of the Company Subsidiaries listing for each Company Subsidiary its name, type of entity, the jurisdiction of its incorporation or organization, its authorized capital stock, the number and type of its issued and outstanding shares of capital stock and the current ownership of such shares.

Section 3.5 Consents and Approvals; No Violations. Except as set forth on Schedule 3.5, and subject to the receipt of the Company Required Approval, the filing of the Certificate of Merger and the applicable requirements of the HSR Act, neither the execution and delivery of this Agreement or any Ancillary Agreement nor the consummation of the transactions contemplated by hereby and thereby will (a) conflict with or result in any material breach of any provision of the Governing Documents of any Group Company, (b) require any filing with, or the obtaining of any material consent or approval of, any Governmental Entity by any Group Company, (c) result in a violation of or a material default (or give rise to any right of termination, cancellation, or acceleration) under any of the terms, conditions or provisions of any Company Material Contract, Insurance Policy or material License, (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any Group Company, or (e) violate in any material respect Data Security Requirement, any Law, Order, or Lien applicable to any Group Company.

Section 3.6 Financial Statements.

(a) Attached as Schedule 3.6(a) are true, correct and complete copies of the following financial statements (collectively, the “Financial Statements”):

(i) the unaudited consolidated balance sheet of the Group Companies as of September 30, 2022 and September 30, 2021, and the related unaudited consolidated statements of operations, cash flows and stockholders’ equity (deficit) for the nine (9) months ended September 30, 2022 and September 30, 2021, together with all related notes and schedules thereto (the “Interim Financial Statements”); and

(ii) the audited consolidated balance sheet of the Group Companies as of December 31, 2021 and December 31, 2020, and the related audited consolidated statements of operations, cash flows and stockholders’ equity (deficit) for the fiscal years ended on such dates, together with all related notes and schedules thereto (the “Audited Financial Statements”).

(b) Except as set forth on Schedule 3.6(b), each of the Financial Statements (x) has been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be specifically indicated in the notes thereto), and (y) fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Group Companies as at the respective dates thereof and for the respective periods indicated therein, except as otherwise specifically noted therein and subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (none of which would be material individually or in the aggregate) and the absence of notes, none of which would be, individually or in the aggregate, material in amount or scope from those presented in the Audited Financial Statements.

(c) Each of the Closing Company Financial Statements when delivered following the Original Agreement Date in accordance with Section 5.10(g) (x) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be specifically indicated in the notes thereto), and (y) will fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Group Companies as at the respective dates thereof and for the respective periods indicated therein, except as otherwise specifically noted therein and subject, in the case of any interim Closing Company Financial Statements, to normal and recurring year-end adjustments (none of which would be material individually or in the aggregate) and the absence of notes, none of which would be, individually or in the aggregate, material in amount or scope from those presented in the Closing Company Financial Statements.

(d) The books of account and other financial records of the Group Companies have been kept accurately in all material respects in the Ordinary Course, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Group Companies have been properly recorded therein in all material respects. Except as set forth on Schedule 3.6(c), there has been no change in the accounting methods or practices of any Group Company since December 31, 2021. The Group Companies have established and maintain a system of internal accounting controls which is intended to provide, in all material respects, reasonable assurance: (i) that transactions, receipts and expenditures of the Group Companies are being executed and made only in accordance with appropriate authorizations of management and in all material respects in accordance with applicable Law, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Group Companies, (iv) that the amount recorded for assets on the books and records of the Group Companies is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference, and (v) that accounts, notes and other receivables and inventory are recorded accurately.

(e) All accounts receivable of the Group Companies (i) are bona fide and valid receivables arising from sales actually made or services actually performed and arising in the Ordinary Course, (ii) are properly reflected on the books and records of the Company, (iii) are not subject to any setoffs, counterclaims, credits or other offsets which are not reflected on the balance sheet as of December 31, 2021 or arising thereafter in the Ordinary Course, and (iv) are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the balance sheet as of December 31, 2021. No Person has any Lien on any accounts receivable or any part thereof, and no agreement for deduction, free goods or services, discount or other deferred price or quantity adjustment has been made by the Group Companies with respect to any accounts receivable other than in the Ordinary Course. No accounts receivable of the Group Companies, nor any part thereof, relate to the pre-billing of any customers.

(f) All accounts payable of the Group Companies, whether reflected on the Financial Statements or subsequently created, are valid payables that have arisen from bona fide transactions in the Ordinary Course of the Group Companies. Since December 31, 2021, the Group Companies have paid their accounts payable in the Ordinary Course.

(g) Schedule 3.6(f) describes all of the Indebtedness of the Group Companies in respect of borrowed money, including the identity of any obligor and/or guarantor, the aggregate principal and interest owed in respect thereof and the maturity of each such instrument, as of the date that is one (1) day prior to the Original Agreement Date.

Section 3.7 No Undisclosed Liabilities. Except as specifically reflected and adequately reserved against in the audited consolidated balance sheet set forth as part of the Audited Financial Statements or on Schedule 3.7, no Group Company has any liability, debt or obligation (absolute, accrued, contingent, or otherwise) of the nature required to be disclosed or reserved for in a balance sheet prepared in accordance with GAAP applied on a consistent basis, except for liabilities or obligations: (a) incurred since December 31, 2021 in the Ordinary Course, none of which arose out of or relate to a breach of Contract, violation of Law, tort, lawsuit, infringement or misappropriation, (b) that arose under any Company Material Contract, none of which arose out of or relate to a breach of Contract, violation of Law, tort, lawsuit, infringement or misappropriation, (c) arising under or incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements; (d) arising under the Governing Documents of the Group Companies, or (e) that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 3.8 Absence of Certain Changes. Except as set forth on Schedule 3.8, since December 31, 2021:

(a) the Group Companies have conducted their business in all material respects in the Ordinary Course;

(b) there has been no Material Adverse Effect; and

(c) no Group Company has taken any action or omitted to take an action, which, if taken or omitted to be taken after the Original Agreement Date, would require the consent of Parent in accordance with Section 5.1.

Section 3.9 Real Estate.

(a) Schedule 3.9(a) lists each real property, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company (each, an “Owned Real Property”). With respect to each Owned Real Property: (i) the applicable Group Company has good and marketable indefeasible fee simple title to such Owned Real Property, free and clear of all Liens, except Permitted Liens, (B) the applicable Group Company has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; (C) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. No Group Company is a party to any agreement or option to purchase any real property or interest therein.

(b) Schedule 3.9(b) lists each real property leased, subleased, licensed or otherwise used or occupied by any Group Company (each, a “Leased Real Property” and collectively, the “Leased Real Properties”), and sets forth the name of the landlord, the name of the entity holding such leasehold interest and the location of each Leased Real Property.

(c) True, correct and complete copies of all leases, amendments, extensions, guaranties and other modifications thereto with respect to the Leased Real Properties (individually, a “Lease” and collectively, the “Leases”) have been made available to Parent. Schedule 3.9(b) sets forth a true, correct and complete list of all Leases, including the date and name of the parties to each Lease.

(d) The leasehold interests of the Group Companies, the Leased Real Properties, and the Owned Real Property constitute all of the real property owned, leased, occupied or otherwise utilized in connection with the business of the Group Companies.

(e) Except as set forth on Schedule 3.9(e), with respect to each of the Leased Real Property: (i) the Lease for such Leased Real Property is legal, valid, binding, enforceable and in full force and effect, subject to proper authorization and execution of such Lease by the other party thereto and subject to bankruptcy, insolvency, reorganization, moratorium or similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity; (ii) no Group Company is in material breach of or default under such Lease, and, to the Knowledge of the Company, the other party to each Lease is not in material breach of or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a material breach or default under such Lease on the part of the applicable Group Company; (iii) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default thereunder which has not been replenished to the extent required under such Lease; (iv) no Group Company owes any brokerage commissions or finder’s fees with respect to such Lease; (v) no Group Company has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property (or any portion thereof) that is the subject matter of such Lease; (vi) no Group Company has collaterally assigned or granted any other security interest in such Leased Real Property or any interest therein; and (vii) no Group Company’s possession and quiet enjoyment of the Leased Real Property under such Lease has been disturbed, and to the Knowledge of the Company, there are no disputes with respect to such Lease.

Section 3.10 Intellectual Property.

(a) Schedule 3.10(a) contains a complete and accurate list of all of the following Company Registered IP: (i) all registered Trademarks and pending Trademark applications owned by any of the Group Companies, including owner name and, as appropriate, registration and application dates and numbers; (ii) all issued patents and pending patent applications owned by the Group Companies, including, as appropriate, issuance and application dates and numbers; (iii) all registered copyrights and copyright applications owned by any of the Group Companies, including owner name and, as appropriate, registration dates and registration numbers; (iv) all domain names owned by the Group Companies, including the name of the registrant and the expiry date; and (v) all material proprietary software owned by the Group Companies.

(b) Except as set forth on Schedule 3.10(b), (i) to the Knowledge of the Company, a Group Company exclusively owns and possesses all right, title and interest in or to all Company Owned Intellectual Property, and has the right to use, all other Intellectual Property used in, held for use in, or necessary for the operation of the Group Companies (collectively, the “Company Intellectual Property”), free and clear of all Liens (other than Permitted Liens); (ii) the Company Registered IP is subsisting and unexpired, and, to the Knowledge of the Company, all Company Owned Intellectual Property is valid and enforceable, and (iii) there are no proceedings pending or, to the Knowledge of the Company, threatened, that challenge the validity, use, ownership, registrability, or enforceability of any Company Owned Intellectual Property.

(c) Except as set forth on Schedule 3.10(c): (i) to the Knowledge of the Company, the conduct of the Group Companies business does not infringe, misappropriate or violate, or has in the past six (6) years infringed, misappropriated, or violated, any Intellectual Property rights of any Person; and (ii) no Group Company has received any written notice in the past three (3) years alleging any of the same (including any unsolicited offers to take a license or cease and desist letters).

(d) Except as set forth on Schedule 3.10(f): to the Knowledge of the Company, (i) there are no Actions currently pending or threatened, or that have been brought within the last three (3) years, by any Group Company against any Person alleging infringement, misappropriation, or violation of any Company Owned Intellectual Property; and (ii) no Person is infringing upon, misappropriating, or otherwise violating, nor has any Person in the past six (6) years infringed, misappropriated, or violated any of the Company Owned Intellectual Property.

(e) Each Group Company has taken commercially reasonable measures to protect all material Company Owned Intellectual Property, all material trade secrets used in connection with the business of the Group Companies, and each Group Company’s other material confidential information. Without limiting the generality of the foregoing, each past and present employee of any Group Company, and any other Person who has developed any material Intellectual Property for or on behalf of the Company in the scope of his or her employment or engagement by a Group Company, or has access to any trade secrets or other material confidential information of the Group Companies, has entered into a written agreement pursuant to which such Person (i) agrees to protect the confidentiality of such trade secrets and other confidential information, and (ii) assigns to a Group Company all of such Intellectual Property, and, to the Knowledge of the Company, no such Person has breached any such agreement.

(f) To the Knowledge of the Company, each Group Company possesses all source code and other documentation necessary to compile and operate the software owned or purported to be owned by the Group

Company. No Group Company (i) has disclosed, delivered, licensed or otherwise made available and (ii) has any duty or obligation (whether present, contingent, under an escrow arrangement, or otherwise) to disclose, deliver, license or otherwise make available, to any Person any source code for any proprietary software owned or purported to be owned by any Group Company, except where such disclosure would not materially impair any Group Company’s business. To the Knowledge of the Company, no open source software is or has been (A) incorporated into, embedded in, combined with, linked with, or used in or in connection with, or (B) distributed or made available to any Person in connection with, any material software owned or purported to be owned by any Group Company, in each case, in a manner that would result in any such software owned or purported to be owned by the Group Company becoming subject to any obligation to disclose, deliver, license or otherwise make available the source code of such software (except for such open source software itself), to any Person.

(g) To the Knowledge of the Company, there has not been any unauthorized intrusion or breach of security, material failure or Security Incidents, or other similar adverse event with respect to any software, computer firmware, computer hardware, computer or information technology systems or infrastructure, electronic data processing systems or networks, telecommunications networks, network equipment, interfaces, platforms, peripherals, or other computer systems owned, licensed, leased, or otherwise used in the conduct of the business of the Group Companies (collectively, the “Company Systems”), or with respect to data or information contained therein or transmitted thereby. The Company Systems are sufficient in all material respects for the current needs of the Group Companies.

(h) The Group Companies use commercially reasonable efforts to secure the Company Systems and all Personal Data and other information Processed by the Group Companies, including technical, physical, and organization measures designed to protect (i) the security of the Company Systems and any Personal Data Processed by any Group Company (including by any Company Systems) and (ii) the Company Systems and any such Personal Data from unauthorized Processing. To the Knowledge of the Company, the Company Systems are free from any “virus,” or other software routines or hardware components that in each case permit unauthorized access to or the unauthorized disablement of, such Company Systems.

(i) Since the Lookback Date, the Group Companies have been in compliance in all material respects with all Data Security Requirements, and (x) to the Knowledge of the Company, no Person has made any illegal or unauthorized use of, or had unauthorized access to, the Company Systems or any Personal Data that was Processed by or on behalf of the Group Companies or is in the possession or control of the Group Companies, and (y) no Group Company has received any written notices or complaints alleging any Security Incident from any Person or been the subject of any claim, proceeding or, to the Knowledge of the Company, investigation with respect to any Security Incident, or non-compliance with any Data Security Requirements.

(j) The consummation of the transactions contemplated by this Agreement will not result in the loss or material impairment of, or payment of, any additional material amounts with respect to, nor require the consent of any other Person in respect of, each Group Company’s right to own, use, or hold for use any of the Company Intellectual Property, Company Systems or Personal Data owned, used or held for use by such Group Company prior to the Closing Date.

Section 3.11 Litigation.

(a) Except as set forth on Schedule 3.11, since the Lookback Date, there have not been, and there are no, Actions or Orders pending or, to the Knowledge of the Company, threatened against or otherwise relating to any Group Company or any of their respective properties at Law or in equity, including, in each case, Actions or Orders (i) that challenge or seek to enjoin, alter or materially delay the transactions contemplated by this Agreement or any Ancillary Agreement or (ii) that, individually or in the aggregate, would reasonably be expected to be material to any Group Company.

(b) No Group Company has filed or intends to file any material Action against any other Person since the Lookback Date.

Section 3.12 Company Material Contracts.

(a) Schedule 3.12(a) sets forth a true, correct and complete list of the following Contracts to which any Group Company is a party:

(i) any stockholder, partnership or other Contract with a holder of equity securities of any Group Company, investors’ rights agreement, voting agreement, right of first refusal and co-sale agreement or registration rights agreement;

(ii) joint venture and strategic alliance Contracts;

(iii) any Contract for (A) the divestiture of any material business, properties or assets of any Group Company or (B) the acquisition by any Group Company of any material operating business, properties or assets, whether by merger, purchase, sale of stock or assets or otherwise;

(iv) any Contract that is a note, debenture, guarantee, mortgage, loan agreement or indenture relating to or that otherwise evidences Indebtedness of any Group Company in an amount greater than $250,000;

(v) any interest rate, currency or other hedging, swap or factoring Contract;

(vi) any non-competition Contract or other Contract that purports to limit (A) the ability of any Group Company from operating or doing business in any location, market or line of business, (B) the Persons to whom any Group Company may sell products or deliver services or (C) the Persons that any Group Company may hire or solicit for hire;

(vii) any CBA;

(viii) any employment or consulting Contract with any director, officer, employee, independent contractor or individual service provider of any Group Company that (A) provides annual compensation in excess of $150,000, (B) requires the payment or accelerated vesting of any form of compensation or benefits upon the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement or (C) is not terminable at any time and without any liability to any Group Company or payment of severance or similar separation payments;

(ix) any change in control, transaction bonus, retention or similar agreements with any current or former (to the extent of any ongoing liability) employee or individual service provider of any Group Company;

(x) all Contracts (A) under which any Group Company is granted or receives any license or other rights to use Intellectual Property (other than (x) non-exclusive licenses granted in the Ordinary Course and (y) non-exclusive licenses or rights to use commercially available, off-the-shelf software used solely for internal purposes and with a replacement cost of less than $150,000 per annum), or (B) under which any Intellectual Property is assigned or transferred by or to the Company Group (other than employee and contractor Intellectual Property assignment agreements without material deviation from the Company’s standard form);

(xi) Contract under which any Group Company is lessee of or holds or operates any tangible property, including real property, owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $250,000;

(xii) Contract under which any Group Company is lessor of or permits any third Person to hold or operate any tangible property, including real property, owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $250,000;

(xiii) any Contract with any Material Customer or Material Supplier from the 24 months ended December 31, 2022;

(xiv) any material sales representative, marketing or advertising Contract;

(xv) any Contract reasonably expected to result in future payments to or by any Group Company in excess of $250,000 per annum, except for Contracts that are terminable on less than 30 days’ notice without penalty;

(xvi) any Contract that grants to any Person, other than a Group Company, (A) a most favored pricing provision or (B) any exclusive rights, rights of first refusal, rights of first negotiation or similar rights;

(xvii) any Contract with any Governmental Entity;

(xviii) any Contract that is a settlement, conciliation, or similar agreement with (A) any Governmental Entity or (B) pursuant to which any Group Company has any ongoing material liability or obligation;

(xix) any Contract requiring or providing for any capital expenditure in excess of $250,000 other than capital expenditures made in accordance with the Group Companies’ budget;

(xx) any Contract containing any provision pursuant to which any Group Company will be obligated to make a payment to any Person at the Closing as a direct result of the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement;

(xxi) any Contract between any Group Company, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary of the Company) of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which any Group Company has an obligation to indemnify such officer, director, Affiliate, associate or immediate family member;

(xxii) any Contract providing for indemnification by any Group Company of any Person, except for any such Contract that is entered into in the Ordinary Course; or

(xxiii) any other Contract not of the types described above in this Section 3.12 that involves consideration in excess of $250,000 in the aggregate in the past twelve (12) months to or from the Group Companies.

(b) The Contracts listed or required to be listed on Schedule 3.12(a) (together with Leases and the Company Affiliate Agreements, the “Company Material Contracts”) are in full force and effect in all material respects in accordance with their respective terms with respect to the applicable Group Company, and, to the Knowledge of the Company, the other party thereto, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. No Group Company has any present expectation or intention of not fully performing on a timely basis all material obligations required to be performed by such Group Company under any Company Material Contract, and, to the Knowledge of the Company, no facts exist which would render such performance unlikely (including as a result of COVID-19 or COVID-19 Measures). None of the Group Companies or, to the Knowledge of the Company, the other parties thereto are in material breach of or default under any Company Material Contract and to the Knowledge of the Company, no event has occurred which would permit termination, modification or acceleration of any material term or condition of any Company Material Contract by any party thereto.

(c) No Group Company has received notice of any current default under any Company Material Contract. None of the Group Companies has given notice of its intent to terminate, modify, amend any material term of condition, or otherwise materially alter the terms and conditions of, any Company Material Contract or has received any such notice from any other party thereto.

Section 3.13 Tax Returns; Taxes. Except as otherwise disclosed on Schedule 3.13:

(a) all income and other material Tax Returns of the Group Companies required by applicable Law to have been filed with any Governmental Entity have been duly and timely filed (taking into account applicable extensions of time to file) and are true, correct and complete in all material respects;

(b) all income and other material Taxes due and owing by any of the Group Companies (whether or not shown on any Tax Return) have been paid in full (taking into account applicable extensions of time to pay);

(c) there are no extensions of time in effect with respect to the dates on which any Tax Returns of the Group Companies were or are due to be filed other than automatic extensions of time not exceeding seven (7) months;

(d) all material deficiencies asserted as a result of any examination of any Tax Returns of the Group Companies have been paid in full or finally settled;

(e) no claims for additional Taxes have been asserted in writing and no proposals or deficiencies for any Taxes of the Group Companies are being asserted in writing, or, to the Knowledge of the Company, proposed or threatened in writing, in each case, that have not been resolved in full, and no audit or investigation of any Tax Return of the Group Companies is currently underway, pending or, to the Knowledge of the Company, threatened;

(f) the Group Companies have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, stockholder or other Person;

(g) there are no outstanding waivers or agreements by or on behalf of the Group Companies for the extension of time for the assessment of any material Taxes or any deficiency thereof and none of the Group Companies has waived any statute of limitations in respect of Taxes that will remain in effect after the Closing Date;

(h) there are no Liens for Taxes against any asset of the Group Companies (other than Permitted Liens);

(i) no Group Company is a party to any Tax allocation, Tax indemnity or Tax sharing agreement or other similar arrangement under which the Group Companies will have any liability after the Closing for Taxes of another Person (in each case, excluding customary commercial agreements the primary subject of which is not Taxes, or “Ordinary Commercial Agreements”);

(j) no Group Company has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company); or has any liability for the Taxes of any Person (other than a Group Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract (other than an Ordinary Commercial Agreement) or otherwise by operation of Law;

(k) no Group Company is or has been a party to any “listed transaction,” as defined in Treasury Regulation Section 1.6011-4(b)(2);

(l) no written claim has been made by a Governmental Entity in a jurisdiction where the Group Companies do not file Tax Returns that any Group Company may be subject to taxation by that jurisdiction;

(m) the Financial Statements properly and adequately accrue or reserve for material unpaid Tax liabilities of the Group Companies in accordance with GAAP;

(n) the Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(o) each Group Company is, and has been at all times since formation, treated as a C corporation for United States federal tax purposes;

(p) no Group Company will be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions as described in Treasury Regulations Section 1.1502-13 (or any corresponding or similar provision of state, local or foreign income Tax Law) or excess loss account described in Treasury Regulations Section 1.1502-19 (or any corresponding or similar provision of state, local or foreign income Tax Law), in each case, incurred on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount or deferred revenue received outside the Ordinary Course on or prior to the Closing Date.

(q) no Group Company will be required to make any payment after the Closing Date as a result of an election under Section 965 or the Code;

(r) none of the Group Companies has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that purported or intended to be governed in whole or in part by Section 355 or 361 of the Code; and

(s) no Group Company has taken, has agreed to take, or intends to take, in each case, any action that could reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment. None of the Group Companies is aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 3.14 Environmental Matters.

(a) Each Group Company is and since the Lookback Date has been in compliance in all material respects with all applicable Environmental Laws, which compliance has included obtaining, maintaining and complying with all Environmental Permits required pursuant to Environmental Laws for the occupation of its facilities and the operation of its business.

(b) No Group Company has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, exposed any Person to, released or owned or operated any facility or property contaminated by any Hazardous Substance, in each case so as to give rise to any material liability (contingent or otherwise) of the Group Companies pursuant to any Environmental Laws.

(c) None of the Group Companies has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any material liability (contingent or otherwise) of any other Person relating to any Hazardous Substance or Environmental Laws.

(d) Since the Lookback Date (or earlier if unresolved), no Group Company has received any written notice, report or information that such Group Company is subject to any Action, Order or actual or alleged material violation or liability (contingent or otherwise) arising under any Environmental Law, and to the Company’s Knowledge, no such Action or Order is pending or threatened.

(e) The Company has made available to Parent copies of all environmental, health or safety audits, assessments, and reports and all other documents bearing on material environmental, health or safety liabilities relating to the Group Companies, their operations or any facility currently or formerly owned or operated by the Group Companies, which are in its possession or reasonable control.

Section 3.15 Licenses and Permits; Regulatory Compliance.

(a) Schedule 3.15 sets forth a true, correct and complete list of all material Licenses and approvals issued to or maintained by the Group Companies. The Group Companies own or possess all material Licenses that are necessary to enable them to carry on their respective operations as presently conducted. All such Licenses are in full force and effect as of the Closing Date.

(b) The Group Companies are in compliance in all material respects with the terms and conditions of the Licenses, and have received no written or, to the Company’s Knowledge, oral notices from any Governmental Entity that they are in material violation in any respect of any of the terms or conditions of any Licenses or alleging the failure to maintain any Licenses. The Group Companies have not received any notice from any Governmental Entity that any of the Licenses will not be renewed, and, to the Company’s Knowledge, there are no Actions pending or, to the Company’s Knowledge, threatened to revoke or withdraw any such Licenses.

(c) Each insurance producer employed or contracted with the Group Companies, at the time of soliciting, selling, negotiating or producing any insurance contract on behalf of the Group Companies, to the extent required by applicable Law, was duly appointed by the applicable insurance company, and was duly licensed as an insurance agent, broker or producer for the type of insurance contracts solicited, sold, negotiated or produced by such insurance producer, in each case, in the particular state in which such insurance producer solicited, sold or produced such insurance contract.

(d) To the extent required by applicable Law, the Group Companies maintain insurance premium trust accounts in accordance with all applicable Laws and have deposited, when required, all insurance premiums collected or received by the Group Companies in an insurance premium trust account maintained by such Group Company. To the Knowledge of the Company, no funds deposited into such insurance premium trust account have ever been withdrawn therefrom for any use other than as permitted under applicable Law.

Section 3.16 Company Benefit Plans.

(a) Schedule 3.16(a) contains a true, correct and complete list of all material Company Benefit Plans. With respect to each material Company Benefit Plan, the Company has made available to Parent true, correct and complete copies of the following documents, to the extent applicable: (i) the current plan document and any related trust documents, and amendments thereto; (ii) the three most recent annual returns (Forms 5500 and schedules thereto) and the most recent actuarial report, if any; (iii) the most recent IRS determination, opinion or advisory letter; (iv) the most recent summary plan description and any subsequent summaries of material modifications thereto; (v) any related insurance Contracts or funding arrangements currently in effect; and (vi) any non-routine correspondence with any Governmental Entity sent or received in the last three (3) years.

(b) Except as set forth on Schedule 3.16(b):

(i) No Company Benefit Plan is, and none of the Group Companies maintains, sponsors, contributes to or has an obligation to contribute to, or otherwise has any current or contingent liability or obligation (including on account of an ERISA Affiliate) under or with respect to: (i) a “multiemployer plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA), (ii) a “defined benefit plan” (as defined in Section 3(35) or ERISA) or any other plan subject to Section 302 or Title IV or ERISA or Section 412 or 430 of the Code, (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). No Group Company has any current or contingent obligation or liability or obligation arising from the foregoing provisions or plans by reason being considered a single employer under Section 414 of the Code with any other Person;

(ii) Each Company Benefit Plan and related trust has been established, administered, maintained, funded and operated in all material respects in accordance with its terms and in compliance with all applicable Laws (including ERISA and the Code and all contributions, reimbursements, and premium or benefit payments with respect to each Company Benefit Plan which are due on or before the Closing have been made or properly accrued in all material respects);

(iii) No liability or Action has been made, commenced or threatened with respect to any Company Benefit Plan (other than routine claims for benefits payable in the Ordinary Course and appeals of denied such claims);

(iv) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the U.S. Internal Revenue Service (the “IRS”), or is comprised of a master or prototype plan that has received a favorable opinion letter from the IRS, and no event has occurred and no condition or circumstance exists which could reasonably be expected to result in the revocation of any such determination letter or opinion letter or adversely affect the qualification of such Company Benefit Plan;

(v) No Group Company has incurred, nor have any events occurred that would reasonably be expected to result in the imposition of, any material penalty or Tax (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code. No Company Benefit Plan provides for, and no Group Company could be obligated to provide, retiree, post-employment or post-termination medical, health, life insurance or any other “welfare-type” benefits to any current or former employee, officer or director of any Group Company or any other Person except as required by COBRA or equivalent state law and for which the covered individual pays the full cost of coverage;

(vi) No Group Company or current or former employee, officer or director thereof or, to the Knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Company Benefit Plan or a breach of fiduciary duty (as determined under ERISA) with respect to a Company Benefit Plan that would reasonably be expected result in the imposition of a penalty pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975 of the Code;

(vii) No Company Benefit Plan, and no Group Company nor, to the Knowledge of the Company, any Person on behalf of a Group Company has filed an application or otherwise taken corrective action under the IRS Employee Plans Compliance Resolution System or the Department of Labor’s Voluntary Fiduciary Correction Program or Delinquent Filer Voluntary Compliance Program with respect to any Company Benefit Plan with respect to which any current or contingent liability to a Group Company remains;

(viii) Each Company Benefit Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and administered in all material respects in compliance with Section 409A of the Code and any proposed and final guidance under Section 409A of the Code; none of the Group Companies has any obligation to gross-up, indemnify or otherwise reimburse any individual with respect to any Tax, including under Sections 409A or 4999 of the Code;

(ix) None of the Group Companies, and no employee, equityholder or service provider (current or former) of the Group Companies, is a party to any agreement, contract, arrangement or plan that has resulted or could reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code; and

(x) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will, directly or indirectly except as provided for in this Agreement, (A) result in any payment (whether in cash, property or the vesting of property), benefit or other right becoming due to any employee, officer, director or independent contractor (current or former) of the Group Companies, (B) increase any compensation or benefits otherwise payable under any Company Benefit Plan or otherwise, (C) result in the acceleration of the time of payment, funding or vesting of any such compensation, benefits or other rights under any Company Benefit Plan or otherwise, or (D) result in an obligation to fund or otherwise set aside assets to secure to any extent any of the obligations under any Company Benefit Plan.

Section 3.17 Labor Relationships.

(a) None of the Group Companies’ employees are represented by any labor union, works council, labor organization or other employee representative body, nor are any of the Group Companies party to or bound by any collective bargaining agreement, works council agreement or other labor-related Contract or bargaining relationship with any union, works council, labor organization, or other employee representative body (each a “CBA”). There are no, and since the Lookback Date, there have been no, labor organizing or decertification activities relating to or affecting any employees of any of the Group Companies, and there are no representation or certification proceedings presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. With respect to the transactions contemplated by this Agreement, the Group Companies have satisfied any notice, consultation or bargaining obligations owed to their employees or their representatives under applicable Law, CBA, or other Contract.

(b) Since the Lookback Date, no material labor grievance, labor arbitration, labor dispute, unfair labor practice charge, walk-out, strike, lockout, hand billing, picketing, slowdown or work stoppage involving any employees of the Group Companies has occurred, is in progress or, to the Knowledge of the Company, has been threatened against or has affected any of the Group Companies (including as a result of COVID-19, COVID-19 Measures or otherwise).

(c) The Group Companies are and, since the Lookback Date, have been in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity, COVID-19, plant closures, furloughs, and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN Act”)), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, affirmative action and unemployment insurance.

(d) The Group Companies have promptly and impartially investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations of which they are or were made aware since the Lookback Date. The Group Companies do not reasonably expect any material liability with respect to any such allegations and are not aware of any allegations relating to officers, directors, employees, contractors, or agents of the Group Companies, that, if known to the public, would bring the Group Companies into material disrepute.

(e) None of the Group Companies has any material liability with respect to (i) any unpaid wages, salaries, wage premiums, commissions, bonuses, fees, or other compensation which has or have come due and payable to their current or former employees or independent contractors under applicable Law, Contract or policy, or with respect to the misclassification or treatment of any service providers to any of the Group Companies as an independent contractor, leased employee, or other non-employee; and/or (ii) any fines, Taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.

(f) No Person is in violation in any material respect of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant or other obligation: (i) to the Group Companies or (ii) with respect to any Person who is a current employee or independent contractor of the Group Companies, to the Knowledge of the Company, to any third Person with respect to such Person’s right to be employed or engaged by the Group Companies or to the knowledge or use of trade secrets or proprietary information.

(g) No employee layoff, facility closure (whether voluntary or by Order), reduction-in-force, furlough, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees or individual independent contractors of the Group Companies has occurred since March 1, 2020 or is currently planned or announced, including as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19 and the Group Companies have no material employment-related liability with respect to or related to COVID-19. The Group Companies have taken all reasonable measures to protect its employee, consultants and customers with respect to COVID-19.

(h) The Group Companies are not and have not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246, (iii) required to maintain an affirmative action plan or (iv) party to, or bound by, any foreign, federal, state or local government contracts requiring the payment of prevailing wage rates or benefits to workers.

(i) To the Knowledge of the Company, no employee of the Group Companies with annualized compensation at or above the level of $100,000 intends to terminate his or her employment prior to the one (1) year anniversary of the Closing.

Section 3.18 International Trade & Anti-Corruption Matters.

(a) None of the Group Companies, nor any of their respective officers, directors or employees, nor to the Knowledge the Company, any agent or Representative acting on behalf of the Group Companies: (x) is currently, or has been in the last five (5) years: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities constitute a material violation of applicable Sanctions Laws or Ex-Im Laws, or (iv) otherwise in material violation of applicable Sanctions Laws, Ex-Im Laws, or the anti-boycott Laws administered by the U.S. Department of Commerce and the U.S. Department of Treasury’s Internal Revenue Service (collectively, “Trade Control Laws”); or (y) has at any time made or accepted any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official or other Person in material violation of any applicable Anti-Corruption Laws. The Group Companies have maintained in all material respects complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials.

(b) The Group Companies have implemented and maintain in effect in all material respects written policies, procedures and internal controls, including an internal accounting controls system, that are reasonably designed to prevent, deter and detect violations of applicable Anti-Corruption Laws and Trade Control Laws. During the five (5) years prior to the Original Agreement Date, none of the Group Companies have, in connection with or relating to the business of the Group Companies, received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Entity, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Control Laws or Anti-Corruption Laws.

(c) None of the Group Companies has imported products into the United States that has been or is covered by an anti-dumping duty order or countervailing duty order or is subject to or otherwise covered by any pending anti-dumping or countervailing duty investigation by agencies of the United States government.

Section 3.19 Brokerage. Except as set forth on Schedule 3.19, none of Parent, Merger Sub I, Merger Sub II, the Company, Surviving Company or any other Group Company shall be obligated to pay or bear (e.g., by virtue of any payment by or obligation of the Company or any other Group Company any of their respective Affiliates at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder, investment banker or other Person in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Equity Holders or the Group Companies or any of their respective Affiliates.

Section 3.20 Insurance Policies. Schedule 3.20 contains a true, correct and complete list of all material insurance policies carried by, and for the benefit of, the Group Companies (collectively, the “Insurance Policies”). Such Insurance Policies provide coverage sufficient in all material respects for a business of the size and type operated by the Group Companies. With respect to each Insurance Policy, except as otherwise set forth on Schedule 3.20, (i) all such policies are in full force and effect, (ii) all premiums with respect thereto covering all periods up to the Closing on the Closing Date will have been paid, (iii) the policy is legal, valid, binding and enforceable in accordance with its terms and is in full force and effect in all material respects, (iv) neither the Company nor its Subsidiaries is in material breach of or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the Knowledge of the Company, no such action has been threatened, and (v) no notice of cancellation, termination, reduction in coverage or disallowance of any claim has been received by any Group Company with respect to any Insurance Policy. There is no pending material claim by any Group Company against any insurance carrier under any Insurance Policy for which coverage has been denied or disputed by the applicable insurance carrier.

Section 3.21 Affiliate Transactions. Except for employment relationships and compensation, benefits, Contracts with respect to the issuance of Company Equity Awards, travel advances and employee loans in the Ordinary Course which are reflected in the Financial Statements or as disclosed on Schedule 3.21, there are no transactions or Contracts between any Group Company, on the one hand, and any director, officer, employee, stockholder, other Equity Holder or Affiliate of any Group Company, on the other hand (each of the foregoing, a “Company Affiliate Agreement”). None of the Group Companies or their respective directors, officers, employees, shareholders, other Equity Holders or Affiliates possesses, directly or indirectly, any financial interest in, or is a director, officer, employee, stockholder, other Equity Holder or Affiliate of, any Person (other than any Group Company) which is a Material Customer or Material Supplier, or material lessor or competitor, of any Group Company.

Section 3.22 Information Supplied. None of the information supplied, or to be supplied, by the Group Companies for inclusion or incorporation by reference in the Registration Statement / Proxy Statement or any other document submitted to the SEC or any other Governmental Entity or any announcement or public statement regarding the transactions contemplated by this Agreement (including the Signing Press Release and the Closing Press Release) did or will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no warranty or representation is made by the Company with respect to (i) statements made or incorporated by reference therein based on information supplied by Parent or its Affiliates for inclusion in such materials or (ii) any projections or forecasts included in such materials. Any position taken by the Group Companies in any document submitted to the SEC was done so in good faith by the Group Companies.

Section 3.23 Material Customers and Material Suppliers. Schedule 3.23 sets forth a list of the Group Companies’ Material Customers and Material Suppliers as measured by the dollar amount of purchases, for the twelve (12) months ended December 31, 2022, showing the total purchases from each such Material Customer or by the Group Companies from each such Material Supplier, during each such period. No Material Customer or Material Supplier has (a) terminated its relationship with any of the Group Companies, (b) materially reduced its business with any of the Group Companies or otherwise adversely modified its relationship or terms with any of the Group Companies, (c) notified in writing any of the Group Companies of its intention to take any such action and, to the Knowledge of the Company, no such Material Customer, or Material Supplier is contemplating such an action or (d) to the Knowledge of the Company prior to the execution and delivery of this Agreement, become insolvent or subject to bankruptcy proceedings. COVID-19 and COVID-19 Measures have not prevented the Group Companies from maintaining an adequate level of services for the Group Companies’ customers.

Section 3.24 Compliance with Laws.

(a) Each Group Company is, and since the Lookback Date has been, in compliance in all material respects with all Laws applicable to their respective businesses, operations, assets and properties and all applicable COVID-19 Measures. No Group Company has received any written or, to the Knowledge of the Company, oral notice of, or been charged with, the material violation of any such Laws.

(b) Each Group Company is, and since the Lookback Date has been, in compliance in all material respects with all applicable requirements under the Federal Trade Commission Act, as amended (and the regulations promulgated thereunder by the Federal Trade Commission (“FTC”), including the Green Guides at 16 C.F.R. part 260), all comparable state Laws and each of their implementing regulations, and the Produce Good Agricultural Practices Harmonized Food Safety Standard (“GAP Standard”) administered by the U.S. Department of Agriculture Agricultural Marketing Service (collectively, the “Food Laws”). To the Group Companies’ knowledge, no Group Company has received any written notice from any Governmental Entity alleging a failure to comply with any of the Food Laws. Since the Lookback Date, the products produced and distributed by any of the Group Companies are and have been produced, packed, labeled, held, distributed, and advertised in material compliance with the Food Laws. There have been no recalls or market withdrawals of any product by any of the Group Companies, whether ordered by a Governmental Entity or undertaken voluntarily by any of the Group Companies.

Section 3.25 Assets. The Group Companies have good and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all of the material items of tangible personal property used or held for use in the business of the Group Companies, free and clear of any and all Liens (other than Permitted Liens). All such items of tangible personal property that are material to the operation of the business of the Group Companies are in reasonably good condition and in a state of reasonably good maintenance and repair and are suitable for the purposes used. The tangible assets owned or leased by the Group Companies constitute all of the tangible assets necessary for the continued conduct of the business of the Group Companies as conducted as of the Original Agreement Date.

Section 3.26 Government Contracts.

(a) All material representations, certifications and statements executed, acknowledged or submitted by or on behalf of the Group Company to a Governmental Entity or any other Person in connection with any Government Contract within the last three (3) years were current, accurate and complete in all respects as of its effective date and the Group Company has provided any reasonably required updates to such representations, certifications and statements.

(b) All material representations, certifications and statements executed, acknowledged or submitted by or on behalf of the Group Company to a Governmental Entity or any other Person in connection with any Government Contract within the last three (3) years were current, accurate and complete in all respects as of its effective date and the Group Company has provided any reasonably required updates to such representations, certifications and statements.

(c) There are no outstanding material claims or disputes with the Group Company arising under or relating to any Government Contract.

(d) No notice of termination, cure notice, show cause notice or other indication of termination is currently, or within the last three (3) years has been, in effect pertaining to any Government Contract.

(e) No Group Company has submitted certified cost or pricing data under the Truthful Cost or Pricing Data Act within the last (3) years.

(f) All invoices and claims submitted for payment, reimbursement or adjustment submitted by the Group Companies were current, accurate and complete in all material respects as of its submission dates.

(g) No Group Company has, nor to the Knowledge of the Company, any of their officers, senior management or employees, been debarred, suspended or excluded from participation in the award or performance of any Government Contract for any reason nor has any debarment, suspension or exclusion investigation been threatened or initiated against any member of the Group Company or, to the Knowledge of the Company, any of its officers, senior management, or employees.

(h) No Group Company nor any of its officers, senior management or employees is, or within the last three (3) years has been, under or subject to any administrative, civil or criminal investigation, indictment, information lawsuit, subpoena, document request, administrative proceeding or audit, other than audits in the ordinary course, involving or related to any member of the Company Group or any of its officers or employees with respect to an alleged or potential violation of any requirement, regulation or law pertaining to any Government Contract or Government Bid.

(i) Within the last three (3) years, other than in the ordinary course of business, the Group Companies have not conducted or initiated any internal investigation, made a voluntary or been obligated to provide a mandatory disclosure to any Governmental Entity, or any other Person with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.

(j) The Group Companies maintain adequate systems of internal controls appropriate for its operations that are in material compliance with all relevant and applicable requirements of the Group Companies’ Government Contracts.

(k) To the Knowledge of the Company, there are no outstanding or unsettled allegations of Fraud, false claims or overpayments nor any investigations or audits by any Governmental Entity with regard to any member of the Group Companies’ Government Contracts.

Section 3.27 No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this Article III (as modified by the Schedules) and in any Ancillary Agreement, none of the Group Companies, nor any Person on behalf of any of the Group Companies has made or makes any other express or implied representation or warranty with respect to the Group Companies or the transactions contemplated by this Agreement, and the Company hereby expressly disclaims any and all liability and responsibility for any other representation, warranty or information made, communicated, or furnished (orally or in writing) to Parent or its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent, Merger Sub I or Merger Sub II by any Representative of the Company or the Equity Holders or any of their respective Affiliates). Without limiting the generality of the foregoing, except as expressly set forth in the representations and warranties contained in this Article III (as modified by the Schedules), neither the Company nor any other Person on behalf of the Company has made or makes any representation or warranty, express or implied, to Parent, Merger Sub I or Merger Sub II or any of their respective Representatives of Affiliates or any other Person regarding any projections, estimates, forecasts, budgets, future cash flows or future financial condition (or any component thereof), or the probable success or future profitability of the Group Companies (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Parent, Merger Sub I or Merger Sub II or any of their respective Representatives or Affiliates or any other Person, and any such representations or warranties are hereby expressly disclaimed. It is understood that any Due Diligence Materials made available to Parent, Merger Sub I or Merger Sub II or their respective Affiliates or Representatives do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of the Company or its Affiliates or their respective Representatives except for the representations and warranties expressly contained in this Article III (as modified by the Schedules) and in any Ancillary Agreement.

Section 3.28 Solvency. None of the Group Companies is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors.

Section 3.29 Independent Investigation; No Reliance. The Company has conducted its own independent investigation, verification, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of Parent, Merger Sub I and Merger Sub II, which investigation, review and analysis was conducted by the Company and its Affiliates and, to the extent deemed appropriate by them, by Representatives of the Company. In entering into this Agreement, the Company acknowledges (on behalf of itself and the Equity Holders) that it has relied solely upon the aforementioned investigation, review and analysis and the representations and warranties of Parent, Merger Sub I and Merger Sub II expressly set forth in this Agreement and Parent, Merger Sub I and Merger Sub II expressly set forth in any Ancillary Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB I AND MERGER SUB II

Except as set forth in the disclosure schedules delivered by Parent, Merger Sub I and Merger Sub II to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”) or in the Parent SEC Documents excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature, each of Parent, Merger Sub I and Merger Sub II, severally and not jointly, hereby represents and warrants to the Company, as of the Original Agreement Date and the Closing Date (except if the representation and warranty speaks as of a specific date prior to the Closing Date, in which case as of such earlier date), as follows:

Section 4.1 Organization. As of the Original Agreement Date, Parent is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. From and after the Domestication, which shall occur on or before the day before the Closing, and as of the Closing, Parent will be a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub I is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and is a direct and wholly-owned subsidiary of Parent. Merger Sub II is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware that is validly classified as a disregarded entity of Parent for U.S. federal income tax purposes. Each of Parent, Merger Sub I and Merger Sub II has all requisite exempted company or corporate power and authority to carry on in all material respects its business as now being conducted, except where the failure to have such power or authority would not prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements to which Parent, Merger Sub I or Merger Sub II is a party. Each of Parent, Merger Sub I and Merger Sub II is duly qualified or registered as a foreign entity to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not reasonably be expected to have a material adverse effect on the ability of Parent, Merger Sub I and Merger Sub II to enter into this Agreement or consummate the transactions contemplated hereby. Parent has no Subsidiaries other than Merger Sub I and Merger Sub II. Except as set forth in the preceding sentence, none of Parent, Merger Sub I or Merger Sub II either Parent nor Merger Sub is party to any joint venture or other similar arrangement or relationship, owns, or holds the right to acquire, or has any obligation to make a capital contribution, loan or other investment (whether equity or debt) in respect of, any stock or other equity ownership interest in any other Person.

Section 4.2 Authorization. Each of Parent, Merger Sub I and Merger Sub II has the requisite exempted company or corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject in each case to the Required Parent Shareholder Approval. This Agreement and the transactions contemplated hereby have been, and the Ancillary Agreements to which Parent, Merger Sub I or Merger Sub II is or will be a party as of the Closing Date and the transactions contemplated thereby shall be, duly authorized, executed and delivered by each of Parent, Merger Sub I or Merger Sub II, as applicable, and, assuming the due authorization, execution and delivery by each other party hereto and thereto, constitutes the legal, valid and binding obligations of each of Parent, Merger Sub I and Merger Sub II, as applicable, enforceable against each of Parent, Merger Sub I and Merger Sub II, as applicable, in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 4.3 Capitalization.

(a) As of the Original Agreement Date, the authorized share capital of Parent consists of (i) 500,000,000 Parent Class A Ordinary Shares, (ii) 50,000,000 Parent Class B Ordinary Shares and (iii)

5,000,000 preference shares, each with par value $0.0001 per share. As of the Original Agreement Date, (A) 4,575,964 Parent Class A Ordinary Shares are issued and outstanding, (B) 9,375,000 Parent Class B Ordinary Shares are issued and outstanding, (C) no preference shares are issued and outstanding and (D) 16,041,667 Parent Warrants (consisting of 6,666,667 Parent Private Placement Warrants and 9,375,000 Parent Public Warrants) are issued and outstanding. As of the Original Agreement Date, all outstanding Parent Class A Ordinary Shares and Parent Class B Ordinary Shares (1) have been duly authorized and validly issued and are fully paid and nonassessable, (2) were issued in compliance in all material respects with applicable Laws, and (3) were not issued in breach or violation of any preemptive rights, call options, rights of first refusal, subscription rights, transfer restrictions or similar rights of any Person or under the Parent Governing Documents. As of the Original Agreement Date, except in each case (i) as set forth in the Parent Governing Documents, the Parent SEC Documents and the Subscription Agreements, and (ii) for Parent Class A Ordinary Shares, Parent Class B Ordinary Shares, the Parent Warrants and the Parent Share Redemption, there are no outstanding (w) securities of Parent convertible into or exchangeable for shares or other Equity Interests of Parent, (x) stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation award, equity equivalents or other similar rights of or with respect to Parent, (y) subscriptions, calls, options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to the share capital or any other Equity Interests of Parent, and no obligation of Parent to issue, deliver or sell, or cause to be issued, delivered or sold, any shares or any other Equity Interests of Parent or any securities convertible into or exercisable for such shares or other Equity Interests of Parent, or (z) obligations of Parent to repurchase, redeem or otherwise acquire any shares any of the foregoing securities, shares or other Equity Interests of Parent, including securities convertible into or exchangeable for shares or other Equity Interests of Parent. Except as set forth on Schedule 4.3(a) of the Parent Disclosure Schedule, there are no voting trusts, shareholder agreements, proxies, rights plan, anti-takeover plan or other agreements in effect with respect to the voting or transfer of any Parent Class A Ordinary Shares or Parent Class B Ordinary Shares or any other Equity Interests of Parent, or to which Parent is otherwise bound with respect thereto. No Subsidiary of Parent owns any Equity Interest in Parent.

(b) Each holder of any Parent Class B Ordinary Shares initially issued to Parent Sponsor in connection with Parent’s initial public offering (i) is obligated to vote all such Parent Class B Ordinary Shares in favor of approving the transactions contemplated hereby, and (ii) is not entitled to redeem any Parent Class B Ordinary Share pursuant to the Parent Governing Documents.

(c) Parent is the sole record and beneficial owner of all of the issued and outstanding capital stock of Merger Sub I, free and clear of any Liens (other than Permitted Liens). All of the issued and outstanding Equity Interests of Merger Sub I have been duly authorized and validly issued, and are fully paid and non-assessable.

(d) Parent is the sole record and beneficial owner of all of the issued and outstanding membership interests of Merger Sub II, free and clear of any Liens (other than Permitted Liens). All of the outstanding membership interests of Merger Sub II have been duly authorized, validly issued, and are not subject to preemptive rights and are held by Parent.

Section 4.4 Consents and Approvals; No Violations. Subject to the receipt of the Required Parent Shareholder Approval, the filing of the Domestication documents, the filing of the First Certificate of Merger, the filing of the Second Certificate of Merger, the filing of any Parent SEC Documents and the applicable requirements of the HSR Act, and assuming the truth and accuracy of the Company’s representations and warranties contained in Section 3.5 and the representations and warranties of the Company and the Equity Holders contained in any Ancillary Agreement, neither the execution and delivery of this Agreement or any Ancillary Agreement to which Parent, Merger Sub I or Merger Sub II is a party nor the consummation of the transactions contemplated hereby or thereby will (a) conflict with or result in any material breach of any provision of the Governing Documents of Parent, Merger Sub I or Merger Sub II, (b) require any material filing with, or the obtaining of any material consent or material approval of, any Governmental Entity by Parent,

Merger Sub I or Merger Sub II, (c) result in a material violation of or a material default (or give rise to any material right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any material note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other material contract, instrument or obligation to which Parent, Merger Sub I or Merger Sub II is a party or by which Parent, Merger Sub I or Merger Sub II or any of their respective assets may be bound, or (d) violate in any material respect any material Law applicable to Parent, Merger Sub I or Merger Sub II, except, in the case of clauses (b), (c) and (d) of this Section 4.4, for violations which would not prevent or delay the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements to which Parent, Merger Sub I or Merger Sub II is a party, including the payment of the Merger Consideration and other amounts to be paid or caused to be paid by Parent, Merger Sub I or Merger Sub II at the Closing.

Section 4.5 Financial Statements.

(a) Except as set forth on Section 4.5 of the Parent Disclosure Schedule the financial statements and notes contained or incorporated by reference in the Parent SEC Documents (a) fairly present in all material respects the financial condition of Parent as at the respective dates of, and for the periods referred to in, such financial statements and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Regulation S-X of the SEC), and (b) fairly present in all material respects, the consolidated financial position, results of operations, changes in shareholder’s equity and cash flows of Parent, if any, as at the respective dates of, and for the periods referred to in, such financial statements, except as otherwise noted therein. Parent has no material off-balance sheet arrangements that are not disclosed in the Parent SEC Documents. The Company acknowledges that (i) the staff of the SEC (the “Staff”) issued the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies on April 12, 2021 (the “Statement”), (ii) Parent continues to review the Statement and its implications, including on the financial statements and other information included in the Parent SEC Documents and (iii) any restatement, revision or other modification of the Parent SEC Documents in connection with such review of the Statement or any subsequent agreements, orders, comments or other guidance from the Staff of the SEC regarding the accounting policies of Parent that are generally applicable to special purpose acquisition companies shall be deemed not material for purposes of this Agreement.

(b) There is no material liability, debt or obligation (absolute, accrued, contingent or otherwise) of any of Parent or its Subsidiaries of the nature required to be disclosed or reserved for in a balance sheet prepared in accordance with GAAP applied on a consistent basis, except for liabilities, debts and obligations: (i) provided for in, or otherwise reflected or reserved for in the financial statements and notes contained or incorporated by reference in the Parent SEC Documents; (ii) that have arisen since the date of the most recent balance sheet included in the financial statements or notes contained or incorporated by reference in the Parent SEC Documents in the ordinary course of business of Parent; (iii) that arose under any material Contract to which Parent, Merger Sub I or Merger Sub II is a party, none of which arose out of or relate to a breach of Contract, violation of Law, tort, lawsuit, infringement or misappropriation; (iv) arising under or incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements; (v) arising under the Parent Governing Documents or the Governing Documents of Merger Sub I or Merger Sub II; (vi) that will be discharged or paid off prior to or at the Closing; or (vii) that would not be material to the business of Parent and its Subsidiaries, taken as a whole.

Section 4.6 Litigation. There are no Actions pending or, to the knowledge of Parent, threatened by any Governmental Entity with respect to Parent, Merger I or Merger Sub II and there are no Actions, pending or currently threatened, against Parent, Merger Sub I or Merger Sub II that (a) would challenge or seek to enjoin, alter or materially delay the transactions contemplated by this Agreement or (b) would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent, Merger Sub I and Merger Sub II to enter into this Agreement or consummate the transactions contemplated hereby.

Section 4.7 Tax Returns; Taxes. Except as otherwise disclosed on Section 4.7 of the Parent Disclosure Schedule:

(a) all income and other material Tax Returns of the Parent, Merger Sub I and Merger Sub II required by applicable Law to have been filed with any Governmental Entity have been duly and timely filed (taking into account applicable extensions of time to file) and are true, correct and complete in all material respects;

(b) all income and other material Taxes due and owing by Parent, Merger Sub I and Merger Sub II (whether or not shown on any Tax Return) have been timely paid in full (taking into account applicable extensions of time to pay);

(c) there are no extensions of time in effect with respect to the dates on which any Tax Returns of Parent, Merger Sub I or Merger Sub II were or are due to be filed other than automatic extensions of time not exceeding seven (7) months;

(d) all material deficiencies asserted as a result of any examination of any Tax Returns of Parent, Merger Sub I or Merger Sub II have been paid in full or finally settled;

(e) no claims for additional Taxes have been asserted in writing and no proposals or deficiencies for any Taxes of Parent, Merger Sub I or Merger Sub II are being asserted, or, to the knowledge of Parent, proposed or threatened in writing, and no audit or investigation of any Tax Return of Parent, Merger Sub I or Merger Sub II is currently underway, pending or, to the knowledge of Parent, threatened;

(f) Parent, Merger Sub I and Merger Sub II have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, stockholder or other Person;

(g) there are no outstanding waivers or agreements by or on behalf of Parent or Merger Sub for the extension of time for the assessment of any material Taxes or any deficiency thereof and none of Parent, Merger Sub I or Merger Sub II has waived any statute of limitations in respect of Taxes;

(h) there are no Liens for Taxes against any asset of Parent (other than Permitted Liens);

(i) Parent is not nor has been a party to any “listed transaction,” as defined in Treasury Regulation Section 1.6011-4(b)(2);

(j) none of Parent, Merger Sub I or Merger Sub II has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that purported or intended to be governed in whole or in part by Section 355 or 361 of the Code;

(k) following the Domestication, Parent will be treated and classified for U.S. federal and applicable state and local Tax purposes as a domestic corporation (within the meaning of the Section 7701(a)(3)(C) of the Code). Merger Sub II is treated and classified for U.S. federal and applicable state and local Tax purposes as an entity which is disregarded as an entity separate from Parent (within the meaning Section 301.7701-2 of the Treasury Regulations), and no election has or shall be made to treat Merger Sub II as anything other than a disregarded entity for U.S. federal income Tax purposes; and

(l) none of Parent, Merger Sub I or Merger Sub II has taken, has agreed to take, or intends to take, in each case, any action that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment. None of Parent, Merger Sub I or Merger Sub II is aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 4.8 Compliance with Laws. Each of Parent, Merger Sub and Merger Sub II is, and has been since inception, in compliance in all material respects with all Laws applicable to their respective businesses or operations. To the knowledge of Parent, none of Parent, Merger Sub and Merger Sub II has received any written notice of or been charged with the material violation of any such Laws by any Governmental Entity having jurisdiction or authority over the operations of Parent, Merger Sub I or Merger Sub II, as applicable.

Section 4.9 Brokerage. Except as set forth on Section 4.9 of the Parent Disclosure Schedule, to the knowledge of Parent, neither the Company nor any Equity Holder shall be directly or indirectly obligated to pay or bear (e.g., by virtue of any payment by or obligation of Parent, Merger Sub I or Merger Sub II any of their respective Affiliates at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Parent, Merger Sub I or Merger Sub II any of their respective Affiliates.

Section 4.10 Subsidiaries; Organization of Merger Sub I and Merger Sub II. Each of Merger Sub I and Merger Sub II are directly and wholly owned by Parent and were formed for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the Original Agreement Date and has and will have at the Closing no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party.

Section 4.11 Parent SEC Documents. Except as set forth on Section 4.11 of the Parent Disclosure Schedule, since the consummation of the initial public offering of Parent’s securities, Parent has timely filed or furnished with the SEC all periodic reports required to be filed or furnished under the Securities Act or the Exchange Act (excluding Section 16) (such forms, reports, schedules and statements, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended (including all financial statements included therein, exhibits and schedules thereto and documents incorporated by reference therein), was prepared with and complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the Original Agreement Date, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company acknowledges that (i) the Staff issued the Statement on April 12, 2021, (ii) Parent continues to review the Statement and its implications, including on the financial statements and other information included in the Parent SEC Documents and (iii) any restatement, revision or other modification of the Parent SEC Documents in connection with such review of the Statement or any subsequent agreements, orders, comments or other guidance from the Staff of the SEC regarding the accounting policies of Parent that are generally applicable to special purpose acquisition companies shall be deemed not material for purposes of this Agreement. No notice of any SEC review or investigation of Parent or such Parent SEC Documents has been received by Parent. To the knowledge of Parent, each director and executive officer of Parent has filed with the SEC on a timely basis all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 4.11, the term “file” will be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or the NYSE.

Section 4.12 Information Supplied; SEC Filings. The information supplied, or to be supplied, in writing by Parent expressly for inclusion in the Registration Statement / Proxy Statement, the Additional Parent Filings, any other Parent SEC Document, any document submitted to any other Governmental Entity or any announcement or public statement regarding the transactions contemplated by this Agreement (including the Signing Press Release and the Closing Press Release) does not and shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (i) the time such information is filed, submitted or made publicly available, (ii) the time the Registration Statement / Proxy Statement is declared effective by the SEC, (iii) the time the Registration Statement / Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the Parent Shareholders, (iv) the time of the Parent Shareholder Meeting or (v) the Closing (subject to the qualifications and limitations set forth in the materials provided by Parent or that are included in such filings, submissions, publications or mailings). The Registration Statement / Proxy Statement will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder applicable to the Registration Statement / Proxy Statement.

Section 4.13 Listing. Prior to the Domestication, the issued and outstanding Parent Class A Ordinary Shares (the foregoing, collectively, the “Parent Public Securities”) are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE. Except as set forth on Section 4.13 of the Parent Disclosure Schedule, there is no Action pending or, to the knowledge of Parent, threatened against Parent by the NYSE or the SEC with respect to any intention by such entity to deregister the Parent Public Securities or prohibit or terminate the listing of the Parent Public Securities on the NYSE. Parent has taken no action that is designed to terminate the registration of the Parent Public Securities under the Exchange Act. Except as set forth on Section 4.13 of the Parent Disclosure Schedule, Parent has not received any written or, to the knowledge of Parent, oral deficiency notice from the NYSE relating to the continued listing requirements of the Parent Public Securities.

Section 4.14 Investment Company. Parent is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 4.15 Board Approval; Shareholder Vote. The board of directors of Parent, Merger Sub I and Merger Sub II (including any required committee or subgroup of the board of directors of Parent, Merger Sub I or Merger Sub II, as applicable), as of the Original Agreement Date, unanimously: (a) approved and declared the advisability of this Agreement, the other Ancillary Agreements to which it is a party and the consummation of the transactions contemplated by this Agreement; and (b) determined that the consummation of the transactions contemplated by this Agreement is in the best interest of, as applicable, the Parent Shareholders, the sole stockholder of Merger Sub and the sole member of Merger Sub II. Other than obtaining the Required Parent Shareholder Approval and making and procuring all those filings required to be made in connection with the Domestication, no other corporate proceedings on the part of Parent are necessary to approve the consummation of the transactions contemplated by this Agreement.

Section 4.16 Trust Account. As of the Original Agreement Date, Parent has at least $46,454,424 (the “Trust Amount”) in a trust account maintained by the Trustee (the “Trust Account”), with such funds invested in an interest-bearing cash account, and held in trust by the Trustee pursuant to the Trust Agreement. As of the Original Agreement Date, the Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Parent, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies. As of the Original Agreement Date, the Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect by Parent, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated by Parent. To the knowledge of Parent, there are no side letters and (except for the Trust Agreement) no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Parent SEC Documents to be inaccurate in any material respect or (ii) entitle any Person (other than (x) the Parent Shareholders who shall have exercised, or do exercise, their rights to participate in the Parent Share Redemption, (y) the underwriters of the Parent’s initial public offering, who are entitled to the Deferred Discount (as such term is defined in the Trust Agreement) and (z) Parent with respect to income earned on the proceeds in the Trust Account (1) to pay income taxes from any interest income earned in the Trust Account and (2) up to $100,000 of interest on such proceeds to pay dissolution expenses) to any portion of the proceeds in the Trust Account. There are no material Actions pending or, to Parent’s knowledge, threatened with respect to the Trust Account.

Section 4.17 Affiliate Transactions. There are no material transactions, Contracts, agreements, arrangements or undertakings between any of Merger Sub I or Merger Sub II, on the one hand, and any director, officer, employee, stockholder, warrant holder or Affiliate of Parent, Merger Sub I or Merger Sub II, on the other hand.

Section 4.18 Indebtedness. Section 4.18 of the Parent Disclosure Schedule sets forth the principal amount of all of the outstanding Indebtedness in respect of borrowed money, as of the date that is one (1) day prior to the Original Agreement Date, of Parent and its Subsidiaries.

Section 4.19 Title to Property. Neither Parent, Merger Sub I nor Merger Sub owns or leases any real property or personal property. There are no options or other contracts under which Parent, Merger Sub I or Merger Sub II has a right or obligation to acquire or lease any interest in real property or personal property.

Section 4.20 Absence of Certain Changes or Events. Except as set forth on Section 4.20 of Parent Disclosure Schedule, since their respective dates of formation, except as expressly contemplated by this Agreement, (a) none of Parent, Merger Sub I or Merger Sub II (i) has conducted any business activities other than activities in connection with Parent’s public offering its securities (and the related private offerings), public reporting and Parent’s search for an initial business combination, or (ii) has sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of its material assets, and (b) there has not been any event, change or effect that, individually or in the aggregate with all other events, changes or effects, has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.21 Section 280G. Neither Parent, nor any employee, equityholder or service provider (current or former) of Parent, is a party to any agreement, contract, arrangement or plan that has resulted or could reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code as a result of the transactions contemplated by this Agreement.

Section 4.22 Sponsor Agreement. Parent has delivered to the Company a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Parent. The Sponsor Agreement is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, each other party thereto, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies. To the knowledge of Parent, neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or require any filing, registration or qualification under, any applicable Law. To the knowledge of Parent, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of the Sponsor Agreement.

Section 4.23 No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this Article IV (as modified by the Parent Disclosure Schedules) and in any Ancillary Agreement, none of Parent, Merger Sub I or Merger Sub II makes any other express or implied representation or warranty with respect to Parent or Merger Sub, or the transactions contemplated by this Agreement, and each of Parent, Merger Sub I and Merger Sub II disclaims any and all liability and responsibility for any other representation, warranty or information made, communicated, or furnished (orally or in writing) to the Company, any Equity Holder or their respective Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Company or Equity Holder by any Representative of Parent, Merger Sub I or Merger Sub II or any of their respective Affiliates). Neither Parent nor Merger Sub makes any representation or warranty to the Company or any Equity Holder regarding the probable success or future profitability of Parent, Merger Sub I, Merger Sub II or the Group Companies except for the representations and warranties contained in this Article IV (as modified by the Parent Disclosure Schedules) and in any Ancillary Agreement to which it is a party. It is understood that any Due Diligence Materials made available to the Company, any Equity Holder or their respective Affiliates or their respective Representatives do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of Parent, Merger Sub I, Merger Sub II or their respective Affiliates or Representatives except for the representations and warranties contained in this Article IV (as modified by the Parent Disclosure Schedules) and in any Ancillary Agreement to which it is a party.

Section 4.24 Independent Investigation; No Reliance. Parent, Merger Sub I and Merger Sub II have conducted their own independent investigation, verification, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Group Companies, which investigation, review and analysis was conducted by Parent, Merger Sub I and Merger Sub II and their respective Affiliates and, to the extent deemed appropriate by them, by Representatives of Parent, Merger Sub I and Merger Sub II. In entering into this Agreement, each of Parent, Merger Sub I and Merger Sub II acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and the representations and warranties of the Group Companies expressly set forth in this Agreement and the Company and the Equity Holders expressly set forth in any Ancillary Agreement to which it is a party.

ARTICLE V

COVENANTS

Section 5.1 Interim Operations of the Company.

(a) The Company agrees that, during the period from the Original Agreement Date to the earlier of termination of this Agreement in accordance with Section 8.1 and the Closing (the “Interim Period”), except as otherwise expressly required by this Agreement, or as consented to in advance in writing by Parent, the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business in the Ordinary Course and in compliance in all material respects with applicable Laws and (ii) use its reasonable best efforts to (A) preserve intact its present business organization, (B) keep available the services of and retain its directors, officers and key employees and (C) maintain and preserve existing relationships with its suppliers, vendors, customers, employees, insurers and others having material business relationships with it.

(b) The Company agrees that, during the Interim Period, except as otherwise expressly required by this Agreement, as required by applicable Law (including as may be compelled by any Governmental Entity), as set forth on Schedule 5.1(b) or as consented to in advance in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each Company Subsidiary not to:

(i) amend, modify, waive or fail to enforce any of its respective Governing Documents or the Stockholder Agreements;

(ii) issue or sell, or authorize to issue or sell, any shares of its capital stock, membership interests or any other Equity Interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options (including Company Options), warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its capital stock, membership interests or any other Equity Interests, as applicable (other than issuances of shares of Company Common Stock pursuant to Section 2.8, substantially in the form made available to Parent, in the Ordinary Course to newly hired employees and other service providers which are included in Company Fully Diluted Shares);

(iii) split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock, membership interests or any other Equity Interests, as applicable;

(iv) make, declare, set aside or pay any dividend or make any other distribution, in each case whether in cash, stock or otherwise;

(v) make any change to any of the cash management practices of the Company or any Company Subsidiary, including deviating from or altering any of its practices, policies or procedures in paying accounts payable or collecting accounts receivable;

(vi) make any change to any policy or practice regarding extensions of credit, prepayments, sales, recognition of deferred revenue, collections, receivables or payment of accounts with respect to its business or accelerate or delay the payment or receipt of any payables or receivables;

(vii) (A) grant any material refunds, credits, rebates or allowances (or offer new discounts/rebates/credits or allowances) to customers or (B) give any discount, accommodation or other concession other than in the Ordinary Course, in order to accelerate or induce the collection of any receivable;

(viii) take any action or fail to take any action that would have, or could reasonably be expected to have, the effect of (i) delaying or postponing the payment of any accounts payable or commissions or any other liability to post-Closing periods that would otherwise be expected to occur prior to the Closing, or (ii) accelerating the collection of (or discount) any accounts or notes receivable to pre-Closing periods that would otherwise be expected to occur after the Closing;

(ix) other than in connection with the Company Financings, (A) incur any Indebtedness in excess of $250,000 in the aggregate, or (B) make any loans or advances to any other Person;

(x) other than in connection with the Company Financings, cancel or forgive any Indebtedness in excess of $250,000 in the aggregate owed to the Company or any of the Company Subsidiaries, other than Indebtedness of the Company to a Company Subsidiary or Indebtedness for borrowed money of a Company Subsidiary to the Company or to another Company Subsidiary that does not result in a material post-Closing Tax or other liability;

(xi) except as may be required by guidance from the Staff of the SEC regarding the accounting policies of Parent that are generally applicable to special purpose acquisition companies or Parent’s accountants, Law or GAAP, make any material change in the financial accounting methods, principles or practices of the Company or any Company Subsidiary (or change an annual accounting period);

(xii) except as required by Law (A) make, change or rescind any material Tax election, (B) settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes, (C) change any Tax period, (D) adopt or change any material method of Tax accounting, (E) file any amended income or other material Tax Return, (F) enter into any closing agreement related to any Tax or request any Tax ruling from a Tax authority or (G) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

(xiii) enter into, renew, modify or amend any Company Affiliate Agreement (or any Contract, that if existing on the Original Agreement Date, would have constituted a Company Affiliate Agreement);

(xiv) grant or otherwise create or consent to the creation of any Lien (other than a Permitted Lien) on any of its material assets, Owned Real Properties or Leased Real Properties;

(xv) sell, lease, license, permit to lapse, abandon or otherwise dispose of any of its material properties or assets that are material to its business (excluding Intellectual Property which is addressed in Section 5.1(b)(xvi)), except sales of inventory in the Ordinary Course;

(xvi) sell, assign, transfer, lease, license, abandon, let lapse or expire, cancel, dispose of, or subject to any Lien (other than Permitted Liens) any Intellectual Property, except non-exclusive licenses of Intellectual Property granted in the Ordinary Course or the expiration of registered Intellectual Property at the end of its statutory term;

(xvii) (A) amend, extend, renew, assign or otherwise modify any Company Material Contract (or any Contract that would have been a Company Material Contract if not so amended, extended, renewed, assigned or otherwise modified as of the Original Agreement Date) in any manner less favorable to the Company or any of its Subsidiaries than prior to such amendment or modification, (B) enter into any Contract that would have been a Company Material Contract if entered into prior to the Original Agreement Date, or (C) terminate any Company Material Contract (or any Contract that would have been a Company Material Contract if entered into prior to the Original Agreement Date), in each case other than in the Ordinary Course;

(xviii) waive or release any noncompetition, nonsolicitation, nondisparagement, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor other than in the Ordinary Course;

(xix) hire, engage or terminate (without cause) furlough or temporarily layoff any employee or independent contractor with annual compensation in excess of $250,000;

(xx) except as required under applicable Law or the terms (as in effect on the Original Agreement Date) of any Company Benefit Plan set forth on Schedule 3.16(a), (A) grant or agree to grant to any employee, officer, director or independent contractor of the Company or any of the Company Subsidiaries any increase in (i) wages or bonus (except in connection with promotions in the Ordinary Course) or (ii) severance, profit sharing, retirement, insurance or other compensation or benefits, (B) adopt, enter into or establish any plan or arrangement that would be a Company Benefit Plan if it was in effect on the Original Agreement Date (except with respect to employment or consulting Contracts which would not be Company Material Contracts if in effect on the Original Agreement Date), or amend, modify, terminate, or agree to amend, modify or terminate any existing Company Benefit Plans (except for group welfare insurance policy renewals in the Ordinary Course), (C) accelerate the time of payment, vesting or funding of any compensation or benefits under any Company Benefit Plan or otherwise (including any plan or arrangement that would be a Company Benefit Plan if it was in effect on the Original Agreement Date) or (D) make any personnel change to the management of the Company, including the hiring of additional officers or termination (except for cause) of existing officers;

(xxi) unless required by Law, (A) modify, negotiate, extend, terminate or enter into any CBA, or (B) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Group Companies;

(xxii) implement or announce any employee layoffs or furloughs, reductions in force, reductions in compensation, hours or benefits, work schedule changes or similar actions that could implicate the WARN Act;

(xxiii) pay, discharge, compromise, waive, release, assign or settle any material rights or pending or threatened Actions (whether civil, criminal, administrative or investigative) against the Company or any Company Subsidiary (A) involving payments in excess of $150,000 in any single instance or in excess of $250,000 in the aggregate, (B) seeking material injunctive or other equitable remedy, (C) which imposes any material restrictions on the operations of the Company or any Company Subsidiary or (D) by the Equity Holders or any other Person, which relates to the transactions contemplated by this Agreement;

(xxiv) make or incur any capital expenditures that in aggregate exceed $100,000 in excess of the Company’s annual capital expenditure budget for periods following the Original Agreement Date made available to Parent;

(xxv) buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (A) inventory and supplies in the Ordinary Course, or (B) other assets in an amount not to exceed $150,000 individually or $250,000 in the aggregate;

(xxvi) merge or consolidate the Company or any Company Subsidiary with any other Person, or adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(xxvii) enter into any new line of business, except as expressly set forth in any business plan made available to Parent;

(xxviii) fail to maintain the Insurance Policies or comparable replacement policies consistent with levels maintained by the Company and each Company Subsidiary as of the Original Agreement Date;

(xxix) take any action or enter into any transaction, the effect of which might reasonably be expected to impair, delay, or prevent any required approvals or expiration or terminations of waiting periods under antitrust or competition Laws, including expiration of the waiting period of the HSR Act, or any extension thereof;

(xxx) make political contributions to political candidates or political action committees;

(xxxi) take any action that is reasonably likely to prevent, delay or impede the consummation of the Mergers or the other transactions contemplated by this Agreement;

(xxxii) issue any Post-Signing Company Convertible Notes for an amount less than the principal amount of such Post-Signing Company Convertible Notes; or

(xxxiii) authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this Section 5.1.

Section 5.2 Interim Operations of Parent, Merger Sub I and Merger Sub II. Each of Parent, Merger Sub I and Merger Sub II agrees that, during the Interim Period, except as contemplated by the Domestication, the Parent Shareholder Approval, a Parent Share Redemption, the Sponsor Agreement or the PIPE Financing, or as otherwise expressly required by this Agreement, as required by applicable Law (including as may be compelled by any Governmental Entity), as set forth on Schedule 5.2 or as consented to in advance in writing by the Company, that Parent, Merger Sub I and Merger Sub II shall not:

(i) make any amendment or modification to its Governing Documents or the Trust Agreement;

(ii) make or allow to be made any reduction in the Trust Amount, other than as expressly permitted by the Parent Governing Documents or the Trust Agreement;

(iii) issue or sell, or authorize to issue or sell, any shares of its capital stock, membership interests or any other Equity Interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its capital stock, membership interests or any other Equity Interests, as applicable, other than the issuance of additional shares (or notes convertible into additional shares) of Parent to third-party investors, including the Investors, pursuant to additional agreements (including the Subscription Agreements in connection with the PIPE Financing), the aggregate amount of which shall not exceed $75,000,000;

(iv) other than in connection with the conversion of Parent Class B Ordinary Shares into Parent Common Stock pursuant to the Parent Governing Documents and the Domestication, split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock, membership interests or any other Equity Interests, as applicable;

(v) (A) make, change or rescind any material Tax election, (B) settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes, (C) change any Tax period, (D) adopt or change any material method of Tax accounting, (E) file any amended income or other material Tax Return, (F) enter into any closing agreement related to any Tax or request any Tax ruling from a Tax authority or (G) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

(vi) except as may be required by Law or GAAP, make any material change in the financial accounting methods, principles or practices of Parent, Merger Sub I or Merger Sub II;

(vii) make, declare, set aside or pay any dividend or make any other distribution, in each case whether in cash, stock or otherwise;

(viii) buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets, any other business combination, lease, license or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses;

(ix) (A) incur any Indebtedness other than the PIPE Financing or (B) make any loans or advances to any other Person, in each case, except a working capital loan not to exceed $1,000,000 from Parent Sponsor or an affiliate thereof or certain of Parent’s officers and directors to finance Parent’s transaction costs in connection with the transactions contemplated hereby;

(x) take any action or enter into any transaction, the effect of which might reasonably be expected to impair, delay, or prevent any required approvals or expiration or terminations of waiting periods under antitrust or competition Laws, including expiration of the waiting period of the HSR Act, or any extension thereof;

(xi) pay, discharge, compromise, waive, release, assign or settle any material rights or pending or threatened Actions (whether civil, criminal, administrative or investigative) against the Parent or otherwise relating to the transactions contemplated by this Agreement that (A) involves any payments of any obligation by Parent or the Surviving Company that will not be extinguished in its entirety prior to the Closing, (B) seeks injunctive or other equitable remedy, (C) imposes any material restrictions on the operations of Parent, the Surviving Company, the Company or any Company Subsidiary, or (D) does not provide for a general and complete release of all claims against Parent, its Affiliates and any other Person to which Parent owes any obligation to indemnify, reimburse, or otherwise make-whole (including obligations to advance funds to cover such obligations) in connection with such Action;

(xii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization; or

(xiii) authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this Section 5.2.

Section 5.3 Trust Account & Closing Funding. Subject to the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee (which notice Parent shall provide to the Trustee in accordance with the terms of the Trust Agreement), in accordance with, subject to and pursuant to the Trust Agreement and the Parent Governing Documents, at the Closing, Parent shall use its reasonable best efforts to cause (i) the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered; and (ii) the Trustee to pay as and when due all amounts payable to Parent Shareholders who shall have validly elected to redeem their Parent Class A Ordinary Shares pursuant to the Parent Governing Documents and use its reasonable best efforts to cause the Trustee to pay as and when due the Deferred Discount (as defined in the Trust Agreement) pursuant to the terms of the Trust Agreement, except to the extent that such Deferred Discount is waived.

Section 5.4 Reasonable Best Efforts; Consents.

(a) Each of the Parties shall, and the Company shall cause its Subsidiaries to, cooperate, and use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the Original Agreement Date, including obtaining all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities necessary to consummate the transactions contemplated by this Agreement; provided, that notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.4(a) or any other provision of this Agreement shall require or obligate Parent or any other Person to take any actions with respect to Parent’s Affiliates, Parent Sponsor, their respective Affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, Parent’s Affiliates, Parent Sponsor or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Parent’s Affiliates, Parent Sponsor or any such investment fund or investment vehicle. Each of the Parties shall pay 50% of the applicable filing fees due under the HSR Act.

(b) Without limiting the generality of the foregoing, each Party will as soon as commercially practicable after execution of this Agreement (but in no event later than ten (10) Business Days after the Original Agreement Date) make all filings or submissions as are required under the HSR Act. The parties agree to request at the time of filing early termination of the applicable waiting period under the HSR Act. Each Party will, and the Company shall cause its Subsidiaries to, promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will take all other actions necessary to cause the expiration or termination of the applicable waiting periods as soon as practicable. Each Party will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates or any of its or their Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing, and subject to applicable Law, each of the Company, Parent, Merger Sub I and Merger Sub II will, and the Company shall cause its Subsidiaries to: (i) promptly notify other Parties of any written communication made to or received by them, as the case may be, from any Governmental Entity regarding any of the transactions contemplated hereby; (ii) permit each other to review in advance any proposed written communication to any such Governmental Entity and incorporate reasonable comments thereto; (iii) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless, to the extent reasonably practicable, it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, gives the other Parties the opportunity to attend; and (iv) furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such Party and their Affiliates and their respective agents, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the transactions contemplated hereby.

(c) No Party shall take, and the Company shall not permit any of its Subsidiaries to take, any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Entity of any of the aforementioned filings. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the transactions contemplated hereby, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

(d) CFIUS Filing.

(i) Each of the Parties shall cooperate in good faith and use their reasonable best efforts to: (i) as promptly as practicable prepare and submit to CFIUS a declaration concerning the transactions contemplated hereby in accordance with the DPA (the “CFIUS Declaration”); and (ii) after submitting the CFIUS Declaration, as promptly as practicable respond (and cause its respective Affiliates to respond) to any request for additional information, documents, or other materials from CFIUS no later than the time frame set forth in the DPA or within a longer time frame approved by CFIUS in writing, provided that any Party, after consultation with each such other Party, may request in good faith an extension of time pursuant to 31 C.F.R. § 800.403(a)(3) to respond to CFIUS requests for follow-up information, provided that under no circumstance may a party request any extension that would reasonably be expected to cause CFIUS to reject the CFIUS Declaration.

(ii) Without limiting any of the foregoing, each Party shall (and shall cause its respective Affiliates to), use its reasonable best efforts to obtain CFIUS Approval as promptly as practicable after the Original Agreement Date. Such reasonable best efforts shall include promptly after the Original Agreement Date (1) participating (or directing its Representatives to participate) in any informal pre-filing discussions with representatives of CFIUS; (2) drafting, coordinating, and submitting the declaration to CFIUS, including by allowing each such other Party to have an opportunity to review in advance and comment on drafts of filings and submissions, subject to redactions of information reasonably determined by such other Party to be business confidential; (3) informing each such other Party of any communication received by such Party from, or given by such Party to, CFIUS, by promptly providing copies to the other of any such written communications, except for any exhibits to such communications providing the personal identifying information required by 31 C.F.R. § 800.502(c)(5)(vi), any communications that are otherwise requested by CFIUS to remain confidential from each such other Party or information reasonably determined by such other Party to be business confidential; (4) permitting each other to review in advance any written or oral communication that any Party gives to CFIUS, except for any communications that are requested by CFIUS to remain confidential from each such other Party or information reasonably determined by such Party to be business confidential, and reasonably consulting with each other Party in advance of any meeting, telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, giving each other Party the opportunity to attend and participate in any telephonic conferences or in-person meetings with CFIUS; (5) preparing for and attending any meetings with CFIUS; and (6) taking any other reasonably requested action in furtherance of CFIUS Approval.

(iii) Notwithstanding the foregoing or anything to the contrary contained in this Agreement, in the event that CFIUS notifies the Parties in writing that CFIUS has recommended or intends to recommend in a report that the President prohibit the transactions contemplated hereby (a “CFIUS Turndown”), the Company or Parent may, in its discretion, request a withdrawal of the CFIUS Declaration filed with CFIUS in connection with the CFIUS Approval, none of the Parties shall have any further obligation to seek CFIUS Approval and this Agreement may be terminated in accordance with Section 8.1.

Section 5.5 Public Announcements. None of the Parties shall, and each Party shall cause its Affiliates not to, make or issue any public announcement or press release to the general public with respect to this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that no such consent or prior notice shall be required in connection with any public announcement or press release the content of which is consistent with that of any prior or contemporaneous public announcement or press release by any Party in compliance with this Section 5.5. Nothing in this Section 5.5 shall prohibit or limit (a) any Party from making any announcements, statements or acknowledgments that such Party is required by applicable Law or the requirements of any national securities exchange to make, issue or release; provided, that, to the extent practicable, the Party making such announcement, statement or acknowledgment shall provide such announcement, statement or acknowledgment to the other Parties prior to release and consider in good faith any comments from such other Parties or (b) Parent, Merger Sub I or Merger Sub II and their respective Affiliates (including Lion Capital LLP and its Affiliates) from disclosing any such information to its current or potential financing sources so long as the recipients are bound by customary confidentiality obligations.

Section 5.6 Access to Information; Confidentiality.

(a) During the Interim Period, upon reasonable notice, the Company shall, and shall cause each of its Subsidiaries to, provide to Parent and its Representatives during normal business hours reasonable access to all employee, facilities, books and records and other information of the Company and its Subsidiaries as is reasonably requested in writing (including, for the avoidance of doubt, for purposes of completing Parent’s due diligence review of the Company); provided, that (x) such access shall occur in such a manner as the Company reasonably determines to be appropriate to protect the confidentiality of the transactions contemplated by this Agreement, and (y) nothing herein shall require the Company to provide access to, or to disclose any information to, Parent or any of its Representatives if such access or disclosure, in the good faith reasonable belief of the Company, after consultation with outside counsel, (i) would waive any legal privilege or (ii) would be in violation of applicable laws or regulations of any Governmental Entity (including the HSR Act and any other applicable Laws). All of such information made available to Parent shall be treated as confidential information pursuant to the terms of the Confidentiality Agreement, the provisions and restrictions of which are by this reference hereby incorporated herein; provided that nothing therein shall prohibit or limit Parent, Merger Sub and their respective Affiliates (including Lion Capital LLP and its Affiliates) from disclosing any such information to its actual or potential financing sources so long as the recipients are bound by customary confidentiality obligations.

(b) All non-public information of Parent provided to the Company pursuant to this Agreement shall be treated as confidential pursuant to the terms of this Section 5.6(b). The Company shall, and shall cause its Subsidiaries to, hold in confidence, and the Company shall not, and shall cause its Subsidiaries to not, disclose any non-public information of Parent provided hereunder, including exercising the same degree of care as the Company exercises with its own confidential or proprietary information of a similar nature, but in no event less than a commercially reasonable degree of care, to prevent its unauthorized disclosure or use. The Company acknowledges and agrees that some of the information provided to the Company may be considered “material non-public information” for purposes of securities Laws, and the Company shall, and shall cause its Subsidiaries to, abide by all securities Laws relating to the handling of and acting upon material non-public information of or regarding Parent. The Company shall, and shall cause its Subsidiaries to, only use any such non-public information for purposes of consummating the transaction contemplated by this Agreement. The Company shall not, and shall cause its Subsidiaries to not, disclose any portion of such non-public information to any person other than its or their respective Representatives who are bound by obligations of confidentiality substantially similar to the terms of this Section 5.6(b) and who “need to know” such non-public information in order to consummate the transactions contemplated by this Agreement, and then only to the extent they need to know. The Company shall as soon as commercially practicable notify Parent in the event of any unauthorized use or disclosure of such non-public information and reasonably cooperate with Parent to prevent further unauthorized use or disclosure. In any event, the Company shall be responsible for any breach of this Section 5.6(b) by any of its Representatives or such parties, and agrees, at its sole expense, to take commercially reasonable measures to restrain its Representatives and such parties from prohibited or unauthorized disclosure or use of such non-public information. Notwithstanding anything contained herein to the contrary, this Section 5.6(b) shall not (i) prohibit the Company from disclosing any such non-public information to the extent required in order for the Company to comply with applicable Law, provided that the Company, to the extent permitted by applicable Law, provides prior written notice of such required disclosure to Parent and takes reasonable and lawful actions to avoid or minimize the extent of such disclosure, at Parent’s sole expense, or (ii) prohibit or limit the Company and its Affiliates from disclosing customary or any other reasonable information concerning the transactions contemplated hereby to the Company’s investors, prospective investors and advisors bound by customary confidentiality provisions. Notwithstanding the foregoing, any non-public information of Parent provided to the Company pursuant to this Agreement may be disclosed, and no notice as referenced above is required to be provided, pursuant to requests or demands by any Governmental Entity with jurisdiction over the Company or its Representatives and not directed at Parent or the transactions contemplated by this Agreement; provided that the Company or its Representatives, as applicable, inform any such authority of the confidential nature of the information disclosed to them and to keep such information confidential in accordance with such Governmental Entity’s policies and procedures.

Section 5.7 Interim Financial Statements. During the Interim Period, the Company shall deliver to Parent and any of the Company’s and Parent’s financial advisors, within fifteen (15) days following the end of any month, the unaudited consolidated balance sheet of the Group Companies as of the end of such month, and the related unaudited consolidated statements of operations, cash flows and stockholders’ equity (deficit) for such monthly period, setting forth in each case comparisons to the Group Companies’ monthly budget and to the corresponding period in the preceding fiscal year, all in reasonable detail and prepared in accordance with GAAP (subject to the absence of footnote disclosures and to normal year-end adjustments).

Section 5.8 Tax Matters.

(a) Intended Tax Treatment.

(i) The Parties intend that (i) the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (ii) the Mergers shall constitute a single integrated transaction pursuant to Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the treatment described in this Section 5.8(a)(i) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.

(ii) Parent and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the Original Agreement Date through the Closing, and following the Closing, the Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, (A) the Mergers qualifying for the Intended Tax Treatment, and (B) in the case of Parent, the Domestication qualifying for the Intended Tax Treatment.

(b) The Parties shall cooperate with each other and their respective counsel to document and support the Intended Tax Treatment of the Merger, including providing factual support letters. In the event the SEC requests or requires a tax opinion with respect to the Intended Tax Treatment, each Party shall use reasonable efforts to execute and deliver customary tax representation letters to the applicable tax advisor (or advisors) in form and substance reasonably satisfactory to the advisor (or advisors) delivering such opinion and the party delivering such tax representation letter; provided, however, that in the event that the SEC requests or requires a tax opinion with respect to the Domestication, then Parent will use its reasonable best efforts to cause Kirkland & Ellis LLP to deliver such tax opinion to Parent.

(c) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, the issuance of any Tax opinions regarding the Mergers and any Tax audit or proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and using commercially reasonable efforts to make available to the pre-Merger shareholders of Parent information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (i) if applicable, as a result of Parent’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely providing (A) a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the Domestication.

(d) Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne by the Company, and the Parties will cooperate in filing all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

(e) FIRPTA Certificate. At or prior to the Closing, the Company shall deliver or cause to be delivered to Parent (i) a certificate of the Company certifying that the Company is not, and has not been, a United States real property holding corporation, within the meaning of Section 897 of the Code, during the applicable period specified in Section 897(c)(1)(a)(ii) of the Code and (ii) a form of notice to the IRS prepared in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2).

(f) Withholding Certificates. Pursuant to the Letter of Transmittal process, the Exchange Agent shall solicit from (i) each Company Stockholder or Post-Signing Company Convertible Noteholder that is a “United States person” within the meaning of Section 7701(a)(30) of the Code a properly completed and duly executed IRS Form W-9 certifying that such Equity Holder, as the case may be, is not subject to backup withholding; and (ii) each Company Stockholder or Post-Signing Company Convertible Noteholder that is not a “United States person” a properly completed and duly executed applicable IRS Form W-8.

Section 5.9 Directors’ and Officers’ Indemnification.

(a) Parent and the Surviving Company shall ensure, and the Surviving Company shall cause each of its Subsidiaries to ensure, that (i) all rights to indemnification now existing in favor of any individual who, at or prior to the Effective Time, was a director or officer of Parent, the Company or any Company Subsidiary (collectively, with such individual’s heirs, executors or administrators, the “Indemnified Persons”) solely to the extent as provided in the respective Governing Documents and indemnification agreements to which Parent, the Company or any Company Subsidiary is a party or bound as of the Original Agreement Date, shall survive the Mergers and shall continue in full force and effect for a period of not less than six (6) years from the Effective Time and (ii) the indemnification agreements and the provisions with respect to indemnification and limitations on liability set forth in such Governing Documents shall not, except as required by applicable Law, be amended, repealed or otherwise modified in any manner that would adversely affect the rights of any Indemnified Person thereunder; provided, that in the event any claim or claims are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. From and after the Closing, the Parent (as the surviving company following the Domestication) shall assume, guarantee and stand surety for, and shall cause the members of the Groups Companies to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.9(a).

(b) On or prior to the Closing Date, the Company shall purchase, through a broker mutually agreed to by Parent and the Company, and maintain in effect for a period of six (6) years thereafter, a tail policy to the current policy of directors’ and officers’ liability insurance maintained by Parent and any Group Company, in each case, which tail policy shall be effective for a period from the Closing through and including the date six (6) years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Effective Time, and which tail policy shall contain substantially the same coverage and limits as, and contain terms and conditions no less advantageous than, but not materially more advantageous than, in the aggregate, the coverage currently provided by such current policy, covering those Persons who are covered on the Original Agreement Date by such policy and with terms, conditions, retentions and limits of liability that are no less advantageous than, but not materially more advantageous than, the coverage provided under Parent’s or any Group Company’s existing policies, provided, that the tail premium shall not exceed 300% of the aggregate annual premiums currently payable by Parent and the Group Companies, as applicable, with respect to such current policies of directors’ and officers’ liability insurance; provided, further, that if the annual premium exceeds such amount, then any such tail policy shall contain the maximum coverage available at a cost not exceeding such amount.

(c) From and after the Effective Time, Parent shall, and shall cause any Group Company to, defend and hold harmless, as set forth as of the Original Agreement Date in the Parent Governing Documents or the Governing Documents of the Group Companies and to the fullest extent permitted under applicable Law, all Indemnified Persons with respect to all acts and omissions arising out of such individuals’ services as officers or directors of Parent or any of its Subsidiaries occurring prior to the Effective Time, including the execution of, and the transactions contemplated by, this Agreement. Without limitation of the foregoing, in the event any such Indemnified Person is or becomes involved, in such Indemnified Person’s capacity as a director or officer, in any Action in connection with any matter, including the transactions contemplated by this Agreement, occurring prior to, on or after the Effective Time, Parent, from and after the Effective Time, shall pay, as incurred, such Indemnified Person’s legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. Parent shall pay, within thirty (30) days after any reasonable request for advancement, all expenses, including attorneys’ fees, which may be incurred by any Indemnified Person in enforcing this Section 5.9 or any action involving an Indemnified Person resulting from the transactions contemplated by this Agreement subject to an undertaking by such

Indemnified Person to return such advancement if such Indemnified Person is ultimately determined to not be entitled to indemnification hereunder.

(d) Notwithstanding any other provisions hereof, the obligations of Parent and the Surviving Company contained in this Section 5.9 shall be binding upon the successors and assigns of Parent and the Surviving Company. In the event any of Parent or the Surviving Company, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person, or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, honor the indemnification and other obligations set forth in this Section 5.9.

(e) The obligations of the Surviving Company under this Section 5.9 shall survive the Closing and shall not be terminated or modified in such a manner as to affect adversely any Indemnified Person to whom this Section 5.9 applies without the written consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9, each of whom may enforce the provisions of this Section 5.9).

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, limit, waive, impair or substitute for any rights to insurance claims under any policy that is or has been in existence with respect to Parent, the Company or any of the Company Subsidiaries or any of their respective directors or officers, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to or in substitution for any such claims under such policies.

(g) Each of Parent and the Company hereby acknowledges that certain Indemnified Persons may have rights to indemnification and advancement of expenses provided by one (1) or more current direct or indirect equityholders of the Company or Parent, as applicable, or their respective Affiliates (each, a “Separate Indemnitor”) (directly or through insurance obtained by any such Person). Each of Parent and the Company hereby agrees and acknowledges that following the Closing (i) Parent is the indemnitor of first resort with respect to the Indemnified Persons; (ii) Parent shall be required to advance the full amount of expenses incurred by the Indemnified Persons, as required by Law, the terms of the Parent Governing Documents, the Governing Documents of the Group Companies, any applicable agreement, vote of stockholders or disinterested directors, or otherwise, without regard to any rights the Indemnified Persons may have against any Separate Indemnitors, and (iii) to the extent permitted by Law, Parent irrevocably waives, relinquishes and releases the Separate Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. Each of Parent and the Company further agrees that following the Closing no advancement or payment by any Separate Indemnitor with respect to any claim for which the Indemnified Persons have sought indemnification pursuant hereto shall affect the foregoing, and such Separate Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Indemnified Persons against Parent.

Section 5.10 Communications; SEC Filings.

(a) As promptly as practicable following the execution of this Agreement, Parent shall prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, in form and substance mutually agreeable to Parent, the Company and any of Parent’s and the Company’s financial advisors (the “Signing Form 8-K”) and the Parties shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”).

(b) As promptly as reasonably practicable after the date of this Agreement, Parent and the Company shall prepare and as promptly as reasonably practicable after Parent’s receipt of the PCAOB Financial Statements, Parent shall file with the SEC a Registration Statement / Proxy Statement, which shall comply as to form, in all material respects, with, as applicable, the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, for the purpose of soliciting proxies from the Parent Shareholders to vote at the Parent Shareholder Meeting in favor of the Transaction Proposals. Parent shall file the definitive Registration Statement / Proxy Statement with the SEC and cause the same to be mailed to its shareholders of record, as of a record date to be established by the Parent Board that is in existence immediately prior to the Domestication, within ten (10) Business Days following the receipt of oral or written notification of the completion of the review by the SEC, or notification that the SEC will not conduct a review.

(c) Prior to filing with the SEC, Parent will make available to the Company and any of Parent’s and the Company’s financial advisors drafts of the Registration Statement / Proxy Statement and any other documents to be filed with the SEC, both preliminary and final, and drafts of any amendment or supplement to the Registration Statement / Proxy Statement or such other document and will provide the Company and any of Parent’s or the Company’s financial advisors with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. Parent will advise the Company and any of Parent’s or the Company’s financial advisors promptly after it receives notice thereof, of (i) the time when the Registration Statement / Proxy Statement has been filed, (ii) the receipt of oral or written notification of the completion of the review by the SEC, (iii) the filing of any supplement or amendment to the Registration Statement / Proxy Statement, (iv) any request by the SEC for amendment of the Registration Statement / Proxy Statement, (v) any comments, written or oral, from the SEC relating to the Registration Statement / Proxy Statement and responses thereto and (vi) requests by the SEC for additional information in connection with the Registration Statement / Proxy Statement. The Parties shall cooperate to promptly respond to any comments of the SEC on the Registration Statement / Proxy Statement, and the Parties shall use their respective reasonable best efforts to have the Registration Statement / Proxy Statement cleared by the SEC under the Securities Act and Exchange Act as soon after filing as practicable.

(d) The Parties acknowledge that a substantial portion of the Registration Statement / Proxy Statement and certain other forms, reports and other filings required to be made by Parent under the Securities Act and Exchange Act in connection with the transactions contemplated by this Agreement (collectively, “Additional Parent Filings”) shall include disclosure regarding the Group Companies and the business of the Group Companies and the Group Companies management, operations and financial condition. Accordingly, the Company agrees to, and agrees to cause the Group Companies to, as promptly as reasonably practicable, provide Parent with all information concerning the Company and the Group Companies, and their respective business, management, operations and financial condition, in each case, that is reasonably required to be included in the Registration Statement / Proxy Statement, Additional Parent Filings or any other Parent SEC Document. The Company shall make, and shall cause Group Companies to, make, and shall cause their Affiliates, directors, officers, managers and employees to make, available to Parent and Parent’s and the Company’s financial advisors and their respective counsel, auditors and other Representatives in connection with the drafting of the Registration Statement / Proxy Statement, Additional Parent Filings and any other Parent SEC Document and responding in a timely manner to comments thereto from the SEC all information concerning the Group Companies, their respective businesses, management, operations and financial condition, in each case, that is reasonably required to be included in the Registration Statement / Proxy Statement, such Additional Parent Filing or other Parent SEC Document. If, at any time prior to the Closing, any Party discovers or becomes aware of any event, fact or circumstance relating to the Company or the Group Companies or their respective businesses, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, which should be set forth in an amendment or a supplement to the Registration Statement / Proxy Statement (or any Additional Parent Filing or other Parent SEC Document) so that such documents would not contain any untrue statement of a material fact or failure to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, such Party shall promptly inform the other Parties, and the Parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement. Parent shall be permitted to make all necessary filings with respect to the transactions contemplated by this Agreement under the Securities Act, the Exchange Act and applicable blue sky Laws and the rules and regulations thereunder.

(e) Prior to Closing, the Company shall begin preparing a draft Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the transactions contemplated by this Agreement pursuant to Form 8-K (the “Closing Form 8-K”) and shall provide Parent and any of Parent’s or the Company’s financial advisors with a reasonable opportunity to comment on such Closing Form 8-K and consider in good faith Parent’s comments thereon prior to filing such Closing Form 8-K. Prior to the Closing, the Parties shall prepare a mutually agreeable press release announcing the consummation of the transactions contemplated by this Agreement (“Closing Press Release”). Concurrently with the Closing, Parent shall distribute the Closing Press Release, and as soon as practicable thereafter, file the Closing Form 8-K with the SEC.

(f) The Company shall provide to Parent and any of Parent’s or the Company’s financial advisors as promptly as practicable after the date of this Agreement (but in any event within fifteen (15) Business Days after the date of this Agreement) (i) audited consolidated balance sheet of the Group Companies as of December 31, 2021 and December 31, 2020, and related audited consolidated statements of operations, cash flows and stockholders’ equity (deficit) for the fiscal years ended on such dates, together with all related notes and schedules thereto, accompanied by the reports thereon of the Group Companies’ independent auditors (which reports shall be unqualified) in each case audited in accordance with the standards of the PCAOB (the “PCAOB Financial Statements”), (ii) unaudited consolidated financial statements of the Group Companies, including consolidated statements of operations, cash flows and stockholders’ equity (deficit) as of and for the nine (9) month periods ended September 30, 2022 and September 30, 2021, together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X of the SEC and reviewed by the Group Companies’ independent auditor in accordance with Statement on Auditing Standards No. 100 issued by the American Institute of Certified Public Accountants, (iii) all other audited and unaudited financial statements of the Group Companies and any company or business units acquired by the Group Companies, as applicable, required under the applicable rules and regulations and guidance of the SEC to be included in the Registration Statement / Proxy Statement or the Closing Form 8-K (including pro forma financial information), (iv) all selected financial data of the Group Companies required by Item 301 of Regulation S-K, as necessary for inclusion in the Registration Statement / Proxy Statement and Closing Form 8-K and (v) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the SEC (as if the Group Companies were subject thereto) with respect to the periods described in the foregoing clauses (i) and (ii), and (iii), as necessary for inclusion in the Registration Statement / Proxy Statement and Closing Form 8-K (including pro forma financial information).

(g) If the Registration Statement / Proxy Statement has not been declared effective by the SEC on or prior to February 14, 2023, then the Company shall provide to Parent and any of Parent’s and the Company’s financial advisors as promptly as practicable following the end of any fiscal quarter (but in any event within thirty (30) days following the end of any fiscal quarter other than the year ended December 31, 2022, which shall be seventy-five (75) days) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, statement of changes in stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal year), as applicable, that is required to be included in the Registration Statement / Proxy Statement and any other filings to be made by Parent with the SEC in connection with the transactions contemplated hereby (the “Closing Company Financial Statements”), and which, in the case of any of the foregoing that is audited, shall in each case be audited in accordance with the standards of the PCAOB.

(h) The Company covenants and agrees that the information supplied or to be supplied by any Group Company for inclusion in the Registration Statement / Proxy Statement, the Additional Parent Filings, any other the Parent SEC Document, any document submitted to any other Governmental Entity or any announcement or public statement regarding the transactions contemplated by this Agreement (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (i) the time such information is filed, submitted or made publicly available, (ii) the time the Registration Statement / Proxy Statement is declared effective by the SEC, (iii) the time the Registration Statement / Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the Parent Shareholders, (iv) the time of the Parent Shareholder Meeting or (v) the Closing (subject to the qualifications and limitations set forth in the materials provided by any Group Company or that are included in such filings or mailings).

Section 5.11 Parent Shareholder Meeting.

(a) Parent shall establish a record date (which date shall be mutually agreed with the Company) for, duly call, give notice of, convene and hold the Parent Shareholder Meeting, for the purpose of voting on the Transaction Proposals, which meeting shall be held not more than forty-five (45) days after the date on which Parent mails the Registration Statement / Proxy Statement to its shareholders (not including any adjournment thereof). Parent shall use its reasonable best efforts to obtain the approval of the Required Transaction Proposals, including by soliciting proxies as promptly as practicable in accordance with applicable Law and the Parent Governing Documents for the purpose of approving the Transaction Proposals. Parent shall, through the Parent Board, recommend to its shareholders that they vote in favor of the Transaction Proposals (the “Parent Board Recommendation”), and Parent shall include the Parent Board Recommendation in the Registration Statement / Proxy Statement. Unless this Agreement has been duly terminated in accordance with its terms, the Parent Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify the Parent Board Recommendation (a “Change in Recommendation”); provided, that the Parent Board may make a Change in Recommendation if it determines in good faith that a failure to make a Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law.

(b) Notwithstanding anything to the contrary contained in this Agreement, Parent shall be entitled to postpone or adjourn the Parent Shareholder Meeting on one or more occasions for an aggregate period of no longer than twenty (20) Business Days (a) to ensure that any supplement or amendment to the Registration Statement / Proxy Statement that the Parent Board has determined in good faith is required by applicable Law is disclosed to Parent’s shareholders and for such supplement or amendment to be promptly disseminated to Parent’s shareholders prior to the Parent Shareholder Meeting, (b) if, as of the time for which the Parent Shareholder Meeting is originally scheduled (as set forth in the Registration Statement / Proxy Statement), there are insufficient Parent Class A Ordinary Shares and Parent Class B Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Parent Shareholder Meeting, (c) in order to solicit additional proxies from shareholders in favor of the adoption of the Required Transaction Proposals or (d) if a number Parent Class A Ordinary Shares have been elected to be redeemed by the holders thereof such that Parent does not reasonably expect that the condition set forth in Section 6.2(e) will be satisfied; provided, that in the event of an adjournment pursuant to clauses (a) or (b) above, the Parent Shareholder Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved, and in no event shall the Parent Shareholder Meeting be reconvened on a date that is later than five (5) Business Days prior to the Outside Date.

Section 5.12 Section 16 of the Exchange Act. Prior to the Closing, the Parent Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Parent Common Stock pursuant to this Agreement by any Person who is expected to become a “covered person” of Parent (including as a director by deputization) for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) shall be an exempt transaction for purposes of Section  16.

Section 5.13 Termination of Agreements. Prior to the Closing, the Company shall take all actions necessary to terminate the Company Affiliate Agreements, the Stockholder Agreements and each other agreement between any Group Company, on the one hand, and any officer or director of any Group Company or any entity controlled by any such officer or director, on the other hand, other than the Contracts set forth on Schedule 5.13, in each case, at or prior to the Effective Time in a manner such that the Company or Parent does not have any liability or obligation following the Effective Time pursuant to such agreements.

Section 5.14 Written Consent. Within three business days of the Registration Statement / Proxy Statement being declared effective by the SEC, the Company shall deliver to Parent and any of Parent’s or the Company’s financial advisors evidence (which may be a version in .pdf format delivered to the e-mail address of Parent set forth in Section 9.2) with a copy to Parent’s counsel of the Written Consent. To the extent required by the DGCL, the Company shall promptly (and, in any event, within fifteen (15) Business Days of the date of the Written Consent) deliver to any Company Stockholder who has not executed the Written Consent (a) a notice of the taking of the actions described in the Written Consent in accordance with Section 228 of the DGCL, and (b) subject to the provisions of the Stockholder Agreements, the notice in accordance with Section 262 of the DGCL.

Section 5.15 Registration Rights Agreement. At the Closing, Parent shall enter into the Registration Rights Agreement with Parent Sponsor, Sponsor Parties and certain of the Company Stockholders.

Section 5.16 Domestication. Subject to receipt of the Required Parent Shareholder Approval, on the day prior to the Closing Date, Parent shall cause the Domestication to become effective, including by (a) filing with the Secretary of State of the State of Delaware a certificate of domestication with respect to the Domestication, together with the Parent Certificate of Incorporation, in each case, in accordance with the provisions thereof and the DGCL, (b) completing and making and procuring all those filings required to be made with the Registrar of Companies of the Cayman Islands under the Companies Act (As Revised) of the Cayman Islands in connection with the Domestication, and receiving confirmation from the Registrar of Companies of the Cayman Islands of receipt thereof and (c) requesting, prior to the Closing, and obtaining (which may occur promptly following the Closing) a certificate of de-registration from the Registrar of Companies of the Cayman Islands. Immediately prior to the Closing, Parent shall cause the Parent Bylaws to be in the form attached hereto as Exhibit C until thereafter amended in accordance with the provisions thereof, the Parent Certificate of Incorporation and the DGCL. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Parent Shareholder, (i) each Parent Class A Ordinary Share outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of Parent Common Stock and (ii) each Parent Class B Ordinary Share outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of Parent Common Stock. The Company will reasonably cooperate with Parent with respect to the Domestication.

Section 5.17 Parent Warrants. By virtue of the Domestication and without any action on the part of any holder of Parent Warrants, each Parent Warrant that is outstanding immediately prior to the consummation of the Domestication shall, pursuant to and in accordance with Section 4.5 of the Warrant Agreement, automatically and irrevocably be modified to provide that such Parent Warrant shall entitle the holder thereof to acquire one share of Parent Common Stock (after giving effect to the Domestication).

Section 5.18 Exclusivity.

(a) During the Interim Period, and in all cases subject to Section 5.1, the Company shall not, and shall cause its Representatives and each Company Subsidiary not to, directly or indirectly: (i) solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, any proposal or offer from any Person or group of Persons other than Parent and Parent Sponsor (and their respective Representatives, acting in their capacity as such) (a “Competing Buyer”) that may constitute, or could reasonably be expected to lead to, a Competing Transaction; (ii) enter into, participate in, continue or otherwise engage in, any discussions or negotiations with any Competing Buyer regarding a Competing Transaction; (iii) furnish (including through any virtual dataroom) any information relating to any Group

Company or any of its assets or businesses, or afford access to the assets, business, properties, books or records of any Group Company to a Competing Buyer, for the purpose of assisting with or facilitating, or that could otherwise reasonably be expected to lead to, a Competing Transaction; (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Competing Transaction; (v) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Competing Transaction or any proposal or offer that would reasonably be expected to lead to a Competing Transaction, or publicly announce an intention to do so; or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. The Company shall, and shall direct its Affiliates and Representatives acting on its behalf to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Competing Transaction. The parties agree that any violation of the restrictions set forth in this Section 5.18(a) by the Company or its Affiliates or Representatives shall be deemed to be a breach of this Section 5.18(a) by the Company.

(b) During the Interim Period, and in all cases subject to Section 5.2, each of Parent, Merger Sub I and Merger Sub II shall not, and shall direct its Representatives not to, directly or indirectly: (i) enter into, solicit, initiate, knowingly facilitate, knowingly encourage or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any merger, consolidation, or acquisition of stock or assets or any other business combination involving Parent and any other corporation, partnership or other business organization other than the Company and Company Subsidiaries (a “Parent Competing Transaction”), (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Parent Competing Transaction, (iii) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Parent Competing Transaction or any proposal or offer that would reasonably be expected to lead to a Parent Competing Transaction or (iv) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. Each of Parent, Merger Sub I and Merger Sub II shall, and shall direct their respective controlled Affiliates and Representatives acting on their behalf to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Parent Competing Transaction. The parties agree that any violation of the restrictions set forth in this Section 5.18(b) by Parent, Merger Sub I and Merger Sub II or their respective controlled Affiliates or Representatives shall be deemed to be a breach of this Section 5.18(b) by Parent and the Merger Subs.

(c) For the avoidance of doubt, it is understood and agreed that the covenants and agreements contained in this Section 5.18 shall not prohibit the Company, Parent, Parent Sponsor or any of their controlled Affiliates and their and such Affiliates’ representatives from taking any actions in the ordinary course that are not otherwise in violation of this Section 5.18 (such as answering phone calls) or informing any Person inquiring about a possible Competing Transaction or Parent Competing Transaction, as applicable, of the existence of the covenants and agreements contained in this Section 5.18.

Section 5.19 PIPE Financing. Prior to the earlier of the Closing and the termination of this Agreement in accordance with its terms:

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to negotiate and enter into, and to consummate the transactions contemplated by, the Subscription Agreements, including maintaining in effect (once executed and delivered) the Subscription Agreements and to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to Parent in the Subscription Agreements and otherwise comply with its obligations thereunder, (ii) in the event that all conditions to the Investor’s obligation to fund in the Subscription Agreements (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by the Subscription Agreements at or prior to Closing, (iii) without limiting the Company’s rights to enforce such Subscription Agreements pursuant to Section 9.11, enforce its rights under the Subscription Agreements in the event that all conditions to the Investor’s obligation to fund in the Subscription Agreements (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable Investors to pay to (or as directed by) Parent the applicable portion of the PIPE Financing, as applicable, set forth in the Subscription Agreements in accordance with their terms, and (iv) consummate the PIPE Financing when required pursuant to this Agreement.

(b) Unless otherwise approved in writing by the Company (which approval may be given or withheld by the Company in its sole discretion), Parent shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify, the applicable purchase price per share or provide the applicable Investor any material post-Closing right in respect of the Surviving Company under any Subscription Agreement, in each case other than by termination of such Subscription Agreement (and a withdrawal of the applicable Investor) or a reduction in the Investor’s commitment under such Subscription Agreement (in which case, Parent shall provide the Company with prompt written notice of any such termination or reduction). In the event Parent determines to permit any other amendment or modification to be made to, any other waiver (in whole or in part) of, or provide any other consent to modify, any other material provision of any Subscription Agreement, Parent shall provide the Company with prompt written notice of any such amendment, modification, waiver or consent to modify. For the avoidance of doubt, nothing in this Section 5.19(b) shall limit or otherwise affect Parent’s right to negotiate or enter into any Subscription Agreement, provided, that unless consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not enter into any Subscription Agreement on terms materially less favorable in the aggregate to Parent than the terms of the Company Convertible Notes are to the Company.

(c) In the event any portion of the PIPE Financing becomes unavailable on the terms and conditions contemplated in the Subscription Agreements such that the condition set forth in Section 6.2(c) cannot be satisfied, Parent and the Company shall (and shall direct their respective financial advisors to) cooperate in good faith and use their respective commercially reasonable efforts to arrange and obtain as promptly as reasonably practicable following the occurrence of such event alternative financing on terms and conditions no less favorable to Parent, in the aggregate, than those contained in the Subscription Agreement (“Alternative Financing”) from alternative sources (the “Alternative Financing Source”). If and to the extent a definitive subscription agreement is entered into with respect to Alternative Financing, and subject to the terms and conditions of this Agreement, Section 5.19(a) shall apply to such Alternative Financing mutatis mutandis.

Section 5.20 Release.

(a) Effective upon and following the Closing, Parent, on its own behalf and on behalf of its respective Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges each Company Stockholder and each Post-Signing Company Convertible Noteholder, each of their respective Affiliates and each of their and their respective Affiliates’ respective Released Related Parties, and each of their respective successors and assigns and each of their respective Released Related Parties (collectively, the “Company Released Parties”) from all disputes, claims, losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning the Company occurring prior to the Closing Date (other than as contemplated by this Agreement), including for controlling equityholder liability or breach of any fiduciary duty relating to any pre Closing actions or failures to act by the Company Released Parties; provided, that nothing in this Section 5.20 shall release any Company Released Parties from: (i) their obligations under this Agreement or the other Ancillary Agreements; or (ii) as applicable, any disputes, claims, losses, controversies, demands, rights, liabilities, breaches of fiduciary duty, actions and causes of action arising out of such Company Released Party’s employment by the Company.

(b) Effective upon and following the Closing, each Company Stockholder and each Post-Signing Company Convertible Noteholder, on its own behalf and on behalf of each of its Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges Parent, Merger Sub I, Merger Sub II, and the Company, each of their respective Affiliates and each of their and their respective Affiliates’ respective Released Related Parties, and each of their respective successors and assigns and each of their respective Released Related Parties (collectively, the “Parent Released Parties”) from all disputes, claims, losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning the Company occurring prior to the Closing Date (other than as contemplated by this Agreement, including with respect to Section 5.9); provided, that nothing in this Section 5.20 shall release the Parent Released Parties from their obligations: (i) under this Agreement or the other Ancillary Agreements or (ii) with respect to any salary, bonuses, vacation pay or employee benefits accrued pursuant to a Company Benefit Plan in effect as of the date of this Agreement or any expense reimbursement pursuant to a policy of the Company in effect as of the date of this Agreement and consistent with past practice.

Section 5.21 Director and Officer Appointments.

(a) Except as otherwise agreed in writing by the Company and Parent prior to the Closing, and conditioned upon the occurrence of the Closing, Parent’s customary and reasonable due diligence process (including its review of a completed questionnaire and a background check for each such nominee), and subject to any limitation imposed under applicable Laws and Applicable Stock Exchange listing requirements (including, as applicable, the corporate governance requirements of the NYSE Listing Rules Section 303A) that will be applicable to Parent as of the Closing, each of Parent and the Company shall take all such actions necessary or appropriate such that effective immediately after the Effective Time: (i) the Parent Board shall consist of seven (7) directors, which shall be divided into three (3) classes, designated Class I, II and III, with Class I consisting of three (3) directors, Class II consisting of two (2) directors and Class III consisting of two (2) directors; and (ii) the members of the Parent Board are the individuals determined in accordance with Section 5.21(b), Section 5.21(c) and Section 5.21(d).

(b) The two (2) individuals identified on Section 5.21(b) of the Parent Disclosure Schedule shall be directors on the Parent Board immediately after the Effective Time (each, a “Parent Designee”). Prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, (i) Parent and the Company shall mutually agree on the class of directors of each Parent Designee, and Section 5.21(b) of the Parent Disclosure Schedule shall automatically be deemed amended to include the class of directors for such Parent Designees, and (ii) Parent Sponsor may, by giving the Company written notice, replace any Parent Designee with any individual and, upon Parent Sponsor so giving notice of the replacement of such Parent Designee, Section 5.21(b) of the Parent Disclosure Schedule shall automatically be deemed amended to include such replacement individual as a Parent Designee in lieu of, and to serve in the same class of directors as, the individual so replaced.

(c) The four (4) individuals identified on Section 5.21(c) of the Company Disclosure Schedule shall be directors on the Parent Board immediately after the Effective Time (each, a “Company Designee”). Prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, (i) the Company and Parent shall mutually agree on the class of directors of each Company Designee, and Section 5.21(c) of the Company Disclosure Schedule shall automatically be deemed amended to include the class of directors for such Company Designees, and (ii) the Company may, by giving Parent and Parent Sponsor written notice, replace any Company Designee with any individual and, upon the Company so giving notice of the replacement of such Company Designee, Section 5.21(c) of the Company Disclosure Schedule shall automatically be deemed amended to include such replacement individual as a Company Designee in lieu of, and to serve in the same class of directors as, the individual so replaced.

(d) Prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, the Company and Parent shall mutually agree to designate one (1) individual who shall qualify as an “independent director” under the listing rules of the Applicable Stock Exchange to serve as a director on the Parent Board immediately after the Effective Time.

(e) Parent shall enter into customary indemnification agreements reasonably satisfactory to the Company with the members of the Parent Board as designated pursuant to Section 5.21(b), Section 5.21(c) and Section 5.21(d), which indemnification agreements shall continue to be effective following the Closing.

(f) At or prior to the Closing, other than the Persons identified as continuing directors pursuant to this Section 5.21, all members of the Parent Board shall execute and deliver written resignations or be removed as directors of Parent to be effective as of the Effective Time.

Section 5.22 Applicable Stock Exchange Listing.

(a) From the Original Agreement Date through the Closing, Parent shall use its reasonable best efforts to ensure the shares of Parent Common Stock remain listed on the NYSE.

(b) Parent shall use its reasonable best efforts to cause the Parent Common Stock to be issued in connection with the transactions contemplated by this Agreement to be approved for listing on the Applicable Stock Exchange as promptly as practicable following the issuance thereof, subject only to official notice of issuance.

Section 5.23 Transfers of Ownership. From and after the delivery of the Closing Date Capitalization Statement through the Closing, there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock.

Section 5.24 Warrant Agreement Amendments. Prior to the Closing, if reasonably requested by the Company, Parent will seek amendments to the Warrant Agreement in forms reasonably acceptable to Parent and the Company, to qualify the Parent Private Placement Warrants for classification as equity (rather than liabilities) of Parent from and after the date of such amendments under applicable accounting standards (the “Warrant Agreement Amendments”), and Parent will use commercially reasonable efforts to obtain the adoption and approval of such Warrant Agreement Amendments at the Parent Shareholder Meeting; provided, that Parent’s “commercially reasonable efforts” for purposes of this Section 5.24 shall not require the payment of any monetary expenditure.

Section 5.25 Reserved.

Section 5.26 Financial Advisor. The Company and the Parent shall cause their respective officers, outside counsel, independent accountants and agents to deliver to any of the Company’s or the Parent’s financial advisors:

(a) on the date any registration statement filed in connection with the Business Combination prior to the closing of the Business Combination is declared effective by the SEC, or if no registration statement is so filed, on the date any proxy statement in connection with such Business Combination is first mailed to stockholders of the Parent: (1) an officer’s certificate from the chief financial officer of the Company, in form and substance reasonably satisfactory to the financial advisors, providing “management comfort” on certain financial information, including any projections or financial forecasts of the Company included in such registration statement, proxy statement or investor presentation; (2) a comfort letter from each of the Company’s independent accountants and the Parent’s independent accountants that will be providing audit opinion(s) on the Company’s and the Parent’s respective financial statements audited in accordance with Public Company Accounting Oversight Board standards, in form and substance satisfactory to the financial advisors, containing statements and information of the type ordinarily included in accountant’s “comfort letters” to underwriters, with respect to the audited and unaudited financial statements and certain financial information of the Company and the Parent, respectively, contained in such registration statement or proxy statement; and (3) a negative assurance letter from outside counsel of the Company and the Parent and from outside counsel of any of the Company’s and the Parent’s financial advisors, in each case, in form and substance reasonably satisfactory to the financial advisors; and

(b) on (A) the date on which it is determined that securityholders of the Parent may redeem their securities and (B) the date of the closing of the Business Combination, (1) an officer’s certificate from the chief financial officer of the Company, in form and substance reasonably satisfactory to the financial advisors, providing “management comfort” on certain financial information, including any projections or financial forecasts of the Company, reaffirming the statements made in the certificate delivered pursuant to clause (1) of Section 5.26(a); (2) a bring-down comfort letter from each of the Company’s independent accountants and the Parent’s independent accountants, reaffirming the statements made in the letter furnished by the Company’s independent accountants and the Parent’s independent accountants pursuant to clause (2) of Section 5.27(a); and (3) a negative assurance letter from outside counsel of the Company and the Parent and from outside counsel of any of the Company’s and the Parent’s financial advisors, in each case, in form and substance reasonably satisfactory to the financial advisors.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF THE PARTIES

Section 6.1 Conditions to Each Party’s Obligations. The respective obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by such Party) at or prior to the Closing of the following conditions:

(a) Injunction. There is no Order of any nature prohibiting the consummation of the transactions contemplated by this Agreement, and no Law shall have been adopted that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(b) HSR Act. All required filings under the HSR Act shall have been completed and the waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated, and if the Parties have entered into a regulatory timing agreement with a Governmental Entity, the waiting period contemplated hereby under the HSR Act shall be deemed extended by the same period provided in such regulatory timing agreement;

(c) Required Parent Shareholder Approval. The Required Parent Shareholder Approval shall have been obtained;

(d) Company Required Approval. The Company Required Approval shall have been obtained;

(e) Registration Statement / Proxy Statement. The Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC that remains pending;

(f) Applicable Stock Exchange. The Parent Common Stock to be issued in connection with the transactions contemplated by this Agreement shall be listed or have been approved for listing on the Applicable Stock Exchange, subject only to official notice of issuance thereof;

(g) Net Tangible Assets. After giving effect to the transactions contemplated hereby (including the PIPE Financing), Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing; and

(h) Domestication. The Domestication shall have been consummated at least one day before the Closing Date; and

(i) CFIUS. CFIUS Approval shall have been obtained and be in full force and effect.

Section 6.2 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by the Company) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent, Merger Sub I and Merger Sub II contained in Article IV (other than the Parent Fundamental Representations) shall be true and correct as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct as of such earlier date); provided, that the foregoing condition shall be deemed satisfied unless any and all inaccuracies in such representations and warranties, in the aggregate, would or would reasonably be expected to have a material adverse effect on the ability of Parent, Merger Sub I and Merger Sub II to consummate the transactions contemplated hereby (without giving effect to any Materiality Exceptions); and (ii) the Parent Fundamental Representations shall be true and correct in all but de minimis respects as of the Original Agreement Date and as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such Parent Fundamental Representations need only be true and correct in all but de minimis respects as of such earlier date);

(b) Performance of Obligations. Each of Parent, Merger Sub I and Merger Sub II shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof;

(c) Parent Officer’s Certificate. An authorized officer of Parent shall have executed and delivered to the Company a certificate (the “Parent Closing Certificate”) as to compliance with the conditions set forth in Section 6.2(a) and Section 6.2(b) hereof;

(d) Parent Closing Deliveries. The Company shall have received the closing deliveries ser forth in Section 7.3;

(e) Minimum Available Cash. The amount of Available Cash, less Parent Transaction Expenses, less Deductible Company Transaction Expenses shall be equal to or greater than $20,000,000; and

(f) Parent Governing Documents. The Parent Certificate of Incorporation shall have been filed with the Secretary of State of the State of Delaware, in substantially the form attached hereto as Exhibit B, and Parent shall have adopted the Parent Bylaws, in substantially the form attached hereto as Exhibit C, in each case, subject to the Required Parent Shareholder Approval.

Section 6.3 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent, Merger Sub I and Merger Sub II to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by Parent) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Article III (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any Materiality Exceptions) as of the Original Agreement Date and as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct as of such earlier date); provided, that the foregoing condition shall be deemed satisfied unless any and all inaccuracies in such representations and warranties, in the aggregate, would or would reasonably be expected to have Material Adverse Effect; and (ii) the Company Fundamental Representations shall be true and correct in all but de minimis respects as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such Company Fundamental Representations need only be true and correct in all but de minimis respects as of such earlier date);

(b) Performance of Obligations. The Company shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof;

(c) Company Closing Deliveries. Parent shall have received the closing deliveries set forth in Section 7.2; and

(d) No Material Adverse Effect. Since the Original Agreement Date, there shall not have occurred a Material Adverse Effect;

(e) Company Officer’s Certificate. An authorized officer of the Company shall have executed and delivered to Parent and Merger Sub a certificate (the “Company Closing Certificate”) as to the Company’s compliance with the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(d).

Section 6.4 Frustration of Closing Conditions. Neither the Company nor any of Parent, Merger Sub I or Merger Sub II may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, if such failure was caused by such Party’s failure to comply with any provision of this Agreement.

ARTICLE VII

CLOSING

Section 7.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely by conference call and by electronic exchange of documents and signature pages as promptly as possible, and in any event no later than three (3) Business Days following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VI (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the satisfaction or waiver of such conditions) or on such other date as the Parties may mutually agree in writing. The date of the Closing shall be referred to herein as the “Closing Date”.

Section 7.2 Deliveries by the Company. At or prior to the Closing, the Company will deliver or cause to be delivered to Parent (unless delivered previously) the following:

(a) the First Certificate of Merger, executed by the Company;

(b) the Closing Date Capitalization Statement;

(c) the Closing Statement;

(d) the Company Closing Certificate;

(e) the Registration Rights Agreement executed by certain of the Company Stockholders;

(f) the Employment Agreements executed by the Key Employees;

(g) evidence of termination of each of the Company Affiliate Agreements and other Contracts terminated pursuant to Section 5.13, in each case, in form and substance reasonably satisfactory to Parent;

(h) at least three (3) Business Days prior to the Closing, (i) duly executed payoff letters for any Person holding Indebtedness for borrowed money of the Group Companies setting forth the amounts of such Indebtedness due in connection therewith and the wire instructions for the payment thereof in form and substance reasonably satisfactory to Parent, including terms authorizing the Company or its designees to file any necessary termination agreements related thereto, including intellectual property security agreement terminations to be filed with the United States Patent and Trademark Office or the United States Copyright Office and UCC-3 termination statements, as applicable, and (ii) to the extent applicable, duly executed termination agreements with respect to any deposit account control agreements, landlord waivers or any other similar documents Parent deems necessary in connection with each such payoff letter, each in form and substance reasonably satisfactory to Parent;

(i) not less than two (2) Business Days prior to the Closing, (i) the final invoices from the applicable service providers to the Company with respect to the Company Transaction Expenses and (ii) a certificate signed by an authorized officer of the Company, solely in his or her capacity as such and not in his or her personal capacity, setting forth (A) all Company Transaction Expenses that have not been paid as of immediately prior to the Closing, and (B) all Company Transactions Expenses that were paid by the Company immediately prior to the Closing (the “Previously Paid Company Transaction Expenses”);

(j) all consents, waivers or amendments, in form and substance reasonably satisfactory to Parent, set forth on Schedule 7.2; and

(k) any other document required to be delivered by the Company at the Closing pursuant to this Agreement.

Section 7.3 Deliveries by Parent. At or prior to the Closing, Parent will deliver or cause to be delivered to the Company (unless delivered previously) the following:

(a) the Second Certificate of Merger, executed by Merger Sub II;

(b) the Parent Closing Certificate;

(c) the Parent Closing Statement;

(d) the Registration Rights Agreement executed by Parent and the Sponsor Parties;

(e) the Employment Agreements executed by Parent;

(f) not less than two (2) Business Days prior to the Closing, (i) the final invoices from the applicable service providers to Parent with respect to the Parent Transaction Expenses and (ii) a certificate signed by an authorized officer of Parent, solely in his or her capacity as such and not in his or her personal capacity, setting forth all Parent Transaction Expenses that have not been paid as of immediately prior to the Closing;

(g) the Surviving Company Governing Documents, duly executed by Parent and Merger Sub II;

(h) any other document required to be delivered by Parent at the Closing pursuant to this Agreement;

(i) the Merger Consideration, deposited with the Exchange Agent in accordance with Section 2.5; and

(j) by wire transfer of immediately available funds, to a bank account designated in writing by the Company, for cash on its balance sheet, subject to the Balance Sheet Purposes, a portion of the Available Cash in an amount equal to the Balance Sheet Cash Amount, to be held on the balance sheet of the Company; provided that the Surviving Company hereby agrees and acknowledges that the Balance Sheet Cash Amount shall only be used for the Balance Sheet Purposes.

Section 7.4 Other Closing Deliveries. At the Closing, Parent shall except with the prior consent of the Company, use a portion of the Available Cash to pay, or cause to be paid, the Parent Transaction Expenses and Company Transaction Expenses in the amounts and in accordance with the wire transfer instructions set forth in the certificates to be delivered pursuant to Section 7.2(i) and Section 7.3(f).

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated at any time at or prior to the Closing:

(a) in writing, by mutual consent of the Parties;

(b) by either Parent or the Company by written notice to the other Party if any Order of any nature is in effect prohibiting the consummation of the transactions contemplated by this Agreement or any Law has been adopted that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement of this Agreement results in or causes such final, non-appealable Order or Law;

(c) by Parent by written notice if the condition set forth in Section 6.3(d) cannot be satisfied or there has been breach of any representation, warranty, covenant or other agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the Original Agreement Date, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in Section 6.3(a) or Section 6.3(b) not being satisfied as of the Closing Date (a “Terminating Company Breach”), and (ii) shall not have been cured within twenty (20) days after written notice from Parent of such Terminating Company Breach is received by the Company (such notice to describe such Terminating Company Breach in reasonable detail), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Outside Date; provided, that neither Parent nor Merger Sub has waived such Terminating Company Breach in writing, and none of Parent, Merger Sub I or Merger Sub II is then in material breach of any of their respective representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied;

(d) by the Company by written notice if there has been a breach of any representation, warranty, covenant or other agreement made by Parent, Merger Sub I or Merger Sub II in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the Original Agreement Date, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in Section 6.2(a) or Section 6.2(b) not being satisfied as of the Closing Date (a “Terminating Parent Breach”), and (ii) shall not have been cured within twenty (20) days after written notice from the Company of such Terminating Parent Breach is received by Parent (such notice to describe such Terminating Parent Breach in reasonable detail), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Outside Date; provided, that the Company has not waived such Terminating Parent Breach in writing, and the Company is not then in material breach of any of its representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied;

(e) by either Parent or the Company by written notice to the other Party if the Closing has not occurred on or prior to October 12, 2023 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any Party whose action or failure to act has been a principal cause of or primarily resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(f) by either Parent or the Company by written notice to the other Party if the Parent Shareholder Meeting has been held (including any adjournment thereof), has concluded, Parent Shareholders have duly voted, and the Required Parent Shareholder Approval was not obtained;

(g) by Parent by giving written notice to the Company at any time prior to the delivery of the Written Consent, if the Company does not deliver the Written Consent within the time period pursuant to Section 5.14;

(h) [Reserved]; or

(i) by either Parent or the Company, by written notice to the Company or Parent, if a CFIUS Turndown has occurred; provided, that the right to terminate this Agreement pursuant to this Section 8.1(i) shall not be available (A) to Parent if the CFIUS Turndown is primarily a result of any breach by Parent or (B) to the Company if the CFIUS Turndown is primarily a result of any breach by the Company.

Section 8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be terminated and become null and void and have no effect, and there shall be no liability hereunder on the part of any Party, and all rights and obligations of each Party shall cease, except that (i) the provisions of Section 5.6(b) (Confidentiality), this Section 8.2, Section 5.5 (Public Announcements), Section 9.1 (Fees and Expenses), Section 9.2 (Notices), Section 9.3 (Severability), Section 9.7 (Consent to Jurisdiction, Etc.), Section 9.10 (Governing Law), Section 9.12 (Prevailing Party), Section 9.17 (No Recourse) and Section 9.20 (Trust Account Waiver) shall survive any termination of this Agreement, and (ii) no such termination shall relieve any Party from any liability or obligation arising out of or incurred as a result of its fraud or its willful and material breach of this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Fees and Expenses. Except as otherwise expressly provided herein, (a) Parent and Merger Sub shall pay the Parent Transaction Expenses, and (b) the Company Transaction Expenses shall be paid by the Company or on behalf of the Company at the Closing; provided that if the Closing is consummated, the Parent Transaction Expenses and Company Transaction Expenses shall be paid from the proceeds of the Available Cash pursuant to Section 7.4.

Section 9.2 Notices. All notices, requests, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or by e-mail, (b) on the next Business Day when sent by overnight courier or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Parent or Merger Sub, to:

Leo Holdings Corp. II

21 Grosvenor Place

London SW1X 7HF

Attention:     [***]

E-mail:         [***]

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attention:     [***]

E-mail:         [***]

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:     [***]

E-mail:         [***]

If to the Company (or the Surviving Company) to:

World View Enterprises Inc.

1840 E. Valencia Rd., Bldg 8, Ste. 123

Tucson, AZ 85706

Attention:     [***]

E-mail:         [***]

with a copy (which shall not constitute notice) to:

Cooley LLP

500 Boylston Street, 14th Floor

Boston, MA 02116-3736

Attention:     [***]

E-mail:         [***]

and

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attention:     [***]

E-mail:         [***]

All such notices, requests, demands, waivers and other communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

Section 9.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.4 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any Party without the prior written consent of the other Party; provided, that each of Parent, Merger Sub I and Merger Sub II shall be permitted, without the consent of the Company, to make a collateral assignment to any lender (or agent thereof) providing any debt financing or to make an assignment of any or all of its rights and interests hereunder to one or more of its Affiliates or cause one or more of its Affiliates to perform its obligations hereunder; provided, further, that, notwithstanding any such assignment, each of Parent, Merger Sub I and Merger Sub II shall remain liable and responsible for all of their respective obligations pursuant to this Agreement. Any purported assignment or delegation not permitted under this Section 9.4 shall be null and void.

Section 9.5 No Third Party Beneficiaries. Except as otherwise provided in Section 5.9 and Section 9.17, this Agreement is exclusively for the benefit of the Company and its successors and permitted assigns, with respect to the obligations of Parent, Merger Sub I and Merger Sub II under this Agreement, and for the benefit of Parent, Merger Sub and their respective successors and permitted assigns, with respect to the obligations of the Company under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

Section 9.6 Section Headings; Defined Terms. The Article and Section headings and the words used for defined terms themselves (but not, for the avoidance of doubt, the express definitions thereof) contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

Section 9.7 Consent to Jurisdiction, Etc. Each Party hereby agrees, and any Person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees, that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action that is brought in any such court has been brought in an inconvenient forum. During the period a

Legal Dispute that is filed in accordance with this Section 9.7 is pending before a court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each Party hereby waives, and any Person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such Party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such Action may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) such Action is brought in an inconvenient forum, or (e) the venue of such Action is improper. A final judgment in any Action described in this Section 9.7 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES HEREBY UNCONDITIONALLY WAIVES, AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES, ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 9.8 Entire Agreement. This Agreement (including the Schedules and Exhibits attached hereto) and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement including that certain letter of intent dated as of November 22, 2022. Each Party acknowledges and agrees that, in entering into this Agreement, such Party has not relied on any promises or assurances, written or oral, that are not reflected in this Agreement (including the Schedules and Exhibits attached hereto) or the Ancillary Agreements.

Section 9.9 No Strict Construction. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the Parties, each of Parent, Merger Sub I and Merger Sub II and the Company confirm that they and their respective counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the Parties and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement shall control and prior drafts of this Agreement shall not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement).

Section 9.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including Actions related hereto), including matters of validity, construction, effect, performance and remedies.

Section 9.11 Specific Performance. Each of the Parties agrees that irreparable damage may occur for which monetary damages, even if available, may not be an adequate remedy in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Each of the Parties acknowledges and agrees that Parent and the Company shall therefore be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any action instituted in any court in the United States or in any state or province having jurisdiction over the Parties and the matter in addition to any other remedy to which they may be entitled pursuant hereto, and that such explicit rights of specific enforcement are an integral part of the transactions contemplated by this Agreement and without such rights, none of Parent, Merger Sub or the Company would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate monetary or other remedy at law. Each of the Parties acknowledges and agrees that if either Parent or the Company seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, neither Parent nor the Company shall be required to provide any bond or other security in connection with any such order or injunction.

Section 9.12 Prevailing Party. Except as otherwise expressly provided herein, in any Action arising out of or related to this Agreement, any Ancillary Agreement or any of the exhibits or schedules hereto or thereto, or the transactions contemplated hereby or thereby, including the Merger, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with such Action and the enforcement of its rights under this Agreement, any Ancillary Agreement or any of the exhibits or schedules hereto or thereto, and if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Agreement, any Ancillary Agreement or any of the exhibits or schedules hereto or thereto.

Section 9.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a Party’s intent or the effectiveness of such signature.

Section 9.14 Amendment; Modification. This Agreement may be amended, modified or supplemented at any time only by written agreement of the Parties.

Section 9.15 Time of Essence. With regard to all dates and time periods set forth in this Agreement, time is of the essence.

Section 9.16 Reserved.

Section 9.17 No Recourse. Except to the extent otherwise set forth in the Ancillary Agreements, all claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to this Agreement), may be made only against (and such representations and warranties are those solely of) the Parties. No Person who is not a Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, shareholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, shareholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (other than as set forth in the Ancillary Agreements), and, to the maximum extent permitted by Law, each Party hereby waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law (other than as set forth in the Ancillary Agreements), (a) each Party hereby waives and releases any and all rights, claims, demands or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Party or otherwise impose liability of a Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise, and (b) each Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

Section 9.18 Interpretation.

(a) Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include”, “includes”, “including” and words of similar import do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the term “or” will not be deemed to be exclusive, (vi) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (vii) the terms “day” and “days” mean and refer to calendar day(s), (viii) any statement in this Agreement to the effect that any information, document or other material has been “provided to” or “made available” by any of the Group Companies shall mean that a true, correct and complete copy of such information, document or other material was included in and available at the “Project Glimpse” online data site hosted by Intralinks prior to 3 p.m. New York time on the date that is one (1) Business Day prior to the Original Agreement Date and continuously available until at least two (2) Business Days following the Closing, and (ix) the terms “year” and “years” mean and refer to calendar year(s).

(b) Unless otherwise set forth in this Agreement and for disclosure purposes only if made available to Parent, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law, as amended, modified, supplemented or succeeded from time to time and in effect on the Original Agreement Date. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

Section 9.19 Non-Survival.

(a) None of the representations, warranties, pre-Closing covenants, pre-Closing obligations or other pre-Closing agreements in this Agreement (or in any Ancillary Agreement or other document, certificate or instrument delivered pursuant to or in connection with this Agreement), including any rights arising out of any breach of such representations, warranties, pre-Closing covenants, pre-Closing obligations or other pre-Closing agreements, shall survive the Closing, and all such representations, warranties, pre-Closing covenants, pre-Closing obligations or other pre-Closing agreements shall terminate or expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof). The Parties acknowledge and agree that, in the event that the Closing occurs, no Party may bring an Action based upon, or arising out of, a breach of any such representations, warranties or any covenants the performance of which is in the period prior to Closing, except in the case of fraud by any Party.

(b) The covenants and agreements contained in or made pursuant to this Agreement (or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement) that by their terms expressly apply in whole or in part after the Closing shall survive the Closing, but in each case, solely with respect to any breaches occurring after the Closing.

Section 9.20 Trust Account Waiver. Notwithstanding anything else in this Agreement, the Group Companies acknowledge that they have read the prospectus dated January 7, 2021 (the “Prospectus”) and understand that Parent has established the Trust Account for the benefit of Parent’s public shareholders and that Parent may disburse monies from the Trust Account only as set forth in the Trust Agreement. The Group Companies further acknowledge that, if the transactions contemplated by this Agreement (or, upon termination of this Agreement, another Business Combination) are not consummated by October 12, 2023, Parent will be obligated to return to its shareholders the amounts being held in the Trust Account, unless such date is otherwise extended. The Company, for itself, the Equity Holders, its Subsidiaries and each of their respective affiliated entities, directors, officers, employees, stockholders, shareholders, equity holders, representatives, advisors and all other associates and Affiliates, hereby waives all rights, title, interest or claim of any kind to collect from the Trust Account any monies that may be owed to them by Parent for any reason whatsoever, including for a breach of this Agreement by Parent or any negotiations, agreements or understandings with Parent (whether in the past, present or future), and will not seek recourse against the Trust Account (including any distributions therefrom) at any time for any reason whatsoever, including without limitation for an alleged breach of any agreement with the Company or its Affiliates). This Section 9.20 will survive the termination of this Agreement for any reason.

Section 9.21 Legal Representations. Parent hereby agrees and acknowledges on behalf of its directors, members, partners, officers, employees and Affiliates (including to the extent permissible, the Company after the Closing), and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that Cooley LLP (or any successor) may represent, following the Closing, the Company Stockholders or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company) (collectively, the “Waiving Party Group”), in each case, in connection with any Action or obligation arising out of or relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, notwithstanding its representation (or any continued representation) of the Company or other Waiving Parties, and each of Parent and the Company on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each of Parent and the Company, for itself and the Waiving Parties, hereby further irrevocably acknowledges and agrees that all confidential communications, written or oral, constituting attorney-client privilege or attorney work product to the extent recognized as such under applicable Law solely between the Company or any member of the Waiving Party Group and its counsel, including Cooley LLP, made prior to the Closing in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Company notwithstanding the Merger, and instead survive, remain with and are controlled by the Waiving Party Group (the “Privileged Communications”), without any waiver thereof. Parent and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that without the prior written consent of the Company, no Person may have access to any of the Privileged Communications, whether located in the records or email server of the Company or otherwise, in any Action against or involving any of the Parties after the Closing, and Parent and the Company agree not to assert that any privilege has been waived as to the Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge of the officers and employees of the Company).

[Signatures follow on next page.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

PARENT:

LEO HOLDINGS CORP. II.

By:	/s/ Lyndon Lea
Name: Lyndon Lea
Title: President, CEO and Director

MERGER SUB I:

GLIMPSE MERGER SUB, INC.

By:	/s/ Lyndon Lea
Name: Lyndon Lea
Title: President

MERGER SUB II:

GLIMPSE MERGER SUB II, LLC

By:	/s/ Lyndon Lea
Name: Lyndon Lea
Title: President

[Signature Page to Amended and Restated Agreement and Plan of Merger]

COMPANY:

WORLD VIEW ENTERPRISES INC.

By:	/s/ Ryan M. Hartman
Name: Ryan M. Hartman
Title: Chief Executive Officer

[Signature Page to Amended and Restated Agreement and Plan of Merger]

EXHIBIT A

DEFINITIONS

For purposes of the Agreement, each of the following terms shall have the meaning set forth below:

“2023 Omnibus Incentive Plan” means the new omnibus equity incentive plan for Parent to be effective as of the Closing, in form and substance reasonably acceptable to Parent and the Company, that provides for the grant of awards to employees and other service providers of Parent and its Subsidiaries in the form of options, restricted shares, restricted share units or other equity-based awards based on Parent Common Stock with a total pool of awards of Parent Common Stock to be 10% of the fully diluted capitalization of Parent immediately following the consummation of the Closing and subject to the opinion and advice of a third-party pay governance advisor engaged by the Company, with an annual “evergreen” increase of 4% of the fully diluted capitalization of Parent outstanding as of the day prior to such increase (inclusive of the shares available for issuance under the plan).

“Actions” means actions, suits, litigations, arbitrations, mediations, claims, charges, complaints, inquiries, proceedings, hearings, audits, investigations or reviews by or before any Governmental Entity.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling, controlled by or under common control with, such specified Person. As used in this definition, the term “control” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, including through one or more intermediaries, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Exercise Price” means the sum of the aggregate cash exercise prices of all Company Warrants and Company Options outstanding and unexercised as of immediately prior to the Effective Time (but, for the avoidance of doubt, after giving effect to any exercise of Company Warrants or Company Options in connection with the Closing (including Section 2.8)).

“Aggregate Post-Signing Company Convertible Note Merger Consideration” means a number of shares of Parent Common Stock payable to all Post-Signing Company Convertible Noteholders pursuant to the Post-Signing Company Convertible Notes.

“Ancillary Agreements” means the Confidentiality Agreement, the Employment Agreements, the Exchange Agent Agreement, the Registration Rights Agreement, the Sponsor Agreement, the Company Stockholder Support Agreements, the Subscription Agreements and the other documents delivered pursuant to this Agreement.

“Anti-Corruption Laws” means all Laws relating to the prevention of corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act of 2010.

“Applicable Stock Exchange” means the NYSE or the Nasdaq Stock Market.

“Available Cash” as of the Closing, shall equal (a) the amount of the funds contained in the Trust Account as of immediately prior to the Closing and after giving effect to the completion of any Parent Share Redemptions plus (b) the aggregate amount of proceeds of the PIPE Financing (including any Alternative Financing) plus (c) the aggregate amount of proceeds of the Company Financings since December 1, 2022.

“Balance Sheet Cash Amount” means an amount equal to the amount of Available Cash remaining following the payments made pursuant to Section 7.4.

“Balance Sheet Purposes” means working capital and general corporate purposes of the Surviving Company; provided, that, for the avoidance of doubt, the foregoing shall not include providing liquidity to, or repurchasing equity from, any equityholders of the Surviving Company.

“Base Merger Consideration” means $350,000,000.

“Business Combination” has the meaning given to such term in the Amended and Restated Memorandum and Articles of Association of Parent.

“Business Day” means any day except Saturday, Sunday or any days on which banks are generally not open for business in New York, New York or the Cayman Islands.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“CFIUS” means the Committee on Foreign Investment in the United States, or any member agency thereof acting in its capacity as such.

“CFIUS Approval” means, following the filing with CFIUS of a CFIUS Declaration, CFIUS has issued a written notification to the Parties that (a) CFIUS has concluded that none of the transactions contemplated hereby is a “covered transaction” subject to review under the DPA; (b) CFIUS has completed its review (or, if applicable, any investigation) under the DPA of the transactions contemplated hereby in response to the CFIUS Declaration, determined that there are no unresolved national security concerns with respect to the transactions contemplated hereby, and advised that all action under the DPA has concluded with respect to the transactions contemplated hereby; (c) following CFIUS’ review under the DPA of the transactions contemplated hereby in response to the CFIUS Declaration and CFIUS’ request for the Parties to file a formal joint voluntary notice (“CFIUS Notice”), CFIUS has completed its review (or, if applicable, any investigation) under the DPA of the transactions contemplated hereby in response to the CFIUS Notice, determined that there are no unresolved national security concerns with respect to the transactions contemplated hereby, and advised that all action under the DPA has concluded with respect to the transactions contemplated hereby; or (d) CFIUS has sent a report to the President of the United States (the “President”) requesting the President’s decision with respect to the CFIUS Declaration and the President has either (i) announced a decision not to take any action to suspend, prohibit, or place any limitations on any of the transactions contemplated hereby or (ii) the period under the DPA during which the President may announce a decision to take action to suspend, prohibit or place any limitations on the transactions contemplated hereby shall have expired.

“Closing Cash” means, with respect to the Group Companies and as of 12:01 a.m. (New York time) on the Closing Date, all cash, except for any and all proceeds related to the Post-Signing Company Convertible Notes, (including deposits in transit not yet cleared and net of all amounts in respect of outstanding checks (issued but not uncleared) and Restricted Cash), which may not be less than the Closing Cash Floor.

“Closing Cash Floor” means $0.00.

“Closing Company Stockholders” means the holders of Company Common Stock, including holders of Company Common Stock as of immediately prior to the Effective Time (a) resulting from the automatic conversion of Company Preferred Stock, Company Convertible Notes and Company SAFEs, and (b) upon exercise of Company Warrants and Company Options (if any).

“Closing Indebtedness” means the Indebtedness of the Group Companies as of 12:01 a.m. (New York time) on the Closing Date; provided, that Closing Indebtedness shall not include the Interim Note Amount.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, and any similar state Law.

“Code” means the United States Internal Revenue Code of 1986, as amended, or any successor Law.

“Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each other retirement, pension, profit sharing, savings, deferred or incentive compensation, bonus, incentive, commission, stock purchase, stock option, restricted stock, restricted stock unit, stock appreciation right, phantom equity, equity or equity-based, employment, consulting, change in control, severance, separation, salary continuation, retention, vacation, sick pay or paid time off, health or welfare benefit, post-employment welfare, fringe benefit, or other benefit or compensation plan, policy, Contract, agreement, program, or arrangement in each case that is maintained, sponsored, contributed to, or required to be contributed to by any Group Company or with respect to which any Group Company has or could reasonably be expected to have any current or contingent liability or obligation, including on account of an ERISA Affiliate.

“Company Board” means, at any time, the board of directors of the Company.

“Company Common Stock” means the Company’s common stock, par value $0.00001.

“Company Convertible Noteholders” means the holders of Company Convertible Notes.

“Company Convertible Notes” means, collectively and without duplication, (a) those certain Convertible Promissory Notes, Series 2022-A, issued by the Company, (b) those certain Convertible Promissory Notes, Series 2022-B, issued by the Company, in each case to the extent outstanding as of immediately prior to the Effective Time and (c) the Pre-Signing Convertible Notes. For the avoidance of doubt, “Company Convertible Notes” shall not include the Post-Signing Company Convertible Notes.

“Company Dissenting Shares” means any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights have been properly demanded in accordance with the DGCL in connection with the Merger.

“Company Equity Award” means each Company Option and Company Restricted Stock.

“Company Fully Diluted Shares” means, without duplication, a number equal to the sum of (a) the number of shares of Company Common Stock that are issued and outstanding on an as-converted to Company Common Stock basis, including any shares of Company Restricted Stock (whether or not then vested) and including of Company Common Stock resulting from the conversion of Company Preferred Stock, Company Convertible Notes and Company SAFEs, which, for clarity, shall not include the shares of Company Common Stock resulting from the conversion of Post-Signing Company Convertible Notes, (b) the number of shares of Company Common Stock issuable upon the exercise of each of the Company Warrants and the Company Options, and (c) the number of shares Company Common Stock issuable upon the conversion or exercise of any other Equity Interests not described in the foregoing clauses (a) to (c), in the case of each of the foregoing clauses (a) through (c), as of immediately prior to the Effective Time; provided, however, the Company Fully Diluted Shares shall exclude any shares of Company Common Stock beneficially owned by the Sponsor Parties, their Affiliates or permitted transferees and assigns as of immediately prior to the Effective Time.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization), Section 3.2 (Authorization), Section 3.3 (Capitalization), Section 3.4 (Company Subsidiaries) and Section 3.19 (Brokerage).

“Company Option” means an option to purchase shares of Company Common Stock granted under the Equity Incentive Plan.

“Company Owned Intellectual Property” means all Company Intellectual Property that is owned or purported to be owned by any Group Company.

“Company Preferred Stock” means, collectively, (a) the Company’s Series A Preferred Stock, par value $0.0001 per share, (b) the Company’s Series B Preferred Stock, par value $0.0001 per share, (c) the Company’s Series C Preferred Stock, par value $0.0001 per share, (d) the Company’s Series C-1 Preferred Stock, par value $0.0001 per share, (e) the Company’s Series C-2 Preferred Stock, par value $0.0001 per share, and (f) the Company’s Series C-3 Preferred Stock, par value $0.0001 per share.

“Company Registered IP” means all registrations, issuances, and applications for Intellectual Property owned by any Group Company, including any of the foregoing set forth on Schedule 3.10(a).

“Company Required Approval” means the approval and adoption of this Agreement and the transactions contemplated hereby in accordance with the Company’s Governing Documents and the Stockholder Agreements, including the approval by the holders of (a) a majority of the then-outstanding capital stock of the Company, (b) a majority of the Series C Preferred Stock of the Company, voting exclusively and as a separate class, (c) a majority of the Company Preferred Stock, voting exclusively and as a separate class, and (d) at least two of the three of the following parties: (i) Norwest Venture Partners XIII, LP and its Affiliates, (ii) Canaan X LP and its Affiliates and (iii) Accel Growth Fund IV L.P. and its Affiliates.

“Company Restricted Stock” means an award of shares of Company Common Stock granted under the Equity Incentive Plan.

“Company SAFEs” means those Simple Agreements for Future Equity issued by the Company between August 5, 2022 and August 11, 2022, in the aggregate amount of $500,000, to the extent outstanding as of immediately prior to the Effective Time.

“Company Stockholders” means the holders of Company Common Stock, including holders of Company Common Stock as of immediately prior to the Effective Time (a) resulting from the automatic conversion of Company Preferred Stock, Company Convertible Notes and Company SAFEs, and (b) upon exercise of Company Warrants and Company Options (if any), but excluding any shares of Company Common Stock beneficially owned by the Sponsor Parties, their Affiliates or permitted transferees and assigns.

“Company Subsidiary” means any Subsidiary of the Company.

“Company Transaction Expenses” means any legal, accounting, financial advisory, investment banking and other advisory, transaction or consulting fees and expenses incurred, to be incurred, or subject to reimbursement (including any brokerage fees, finders’ fees and commissions) by the Group Companies or the Equity Holders (but, with respect to the Equity Holders, only to the extent a Group Company is obligated to pay such fees or expenses) in connection with the transactions contemplated by this Agreement or other capital-raising processes conducted by the Company prior to pursuing the transactions contemplated by this Agreement, if any, including any fees and expenses payable under the terms of or related to the termination of any Contract with an Affiliate.

“Company Warrants” means those certain warrants to purchase shares of capital stock of the Company that are outstanding as of immediately prior to the Effective Time.

“Competing Transaction” means (a) any transaction involving, directly or indirectly, any Group Company, which upon consummation thereof, would result in any Group Company entity becoming a public company, (b) any direct or indirect sale (including by way of a merger, consolidation, license, transfer, sale, option, right of first refusal with respect to a sale or similar preemptive right with respect to a sale or other business combination or similar transaction) of any material portion of the assets (including Intellectual Property) or business of the Group Companies, taken as a whole (but excluding sales of inventory and licenses for Intellectual Property in the Ordinary Course), (c) any direct or indirect sale (including by way of an issuance, dividend, distribution, merger, consolidation, license, transfer, sale, option, right of first refusal with respect to a sale or similar preemptive right with respect to a sale or other business combination or similar transaction) of equity, voting interests or debt securities of any Group Company (excluding any such sale between or among the Group Companies), or rights, or securities that grant rights, to receive the same including profits interests, phantom equity, options, warrants, convertible or preferred stock or other equity-linked securities (except, in each case, to the extent expressly permitted by the terms of this Agreement), (d) any direct or indirect acquisition (whether by merger, acquisition, share exchange, reorganization, recapitalization, joint venture, consolidation or similar business combination transaction), but excluding procurement of assets in the Ordinary Course (but not the acquisition of a person or business via an asset transfer), by any Group Company of the equity or voting interests of, or a material portion of the assets or business of, a third Person (except, in each case, to the extent expressly permitted by the terms of this Agreement), or (e) any liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of any Group Company (except to the extent expressly permitted by the terms of this Agreement), in all cases of clauses (a)-(e), either in one or a series of related transactions, where such transaction(s) is to be entered into with a Person other than Parent or Merger Sub.

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement, dated November 10, 2022.

“Contract” means any written or oral contract, lease, license, indenture, instrument, undertaking or other legally enforceable agreement.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19, including the CARES Act.

“Data Security Requirements” means, collectively, all of the following to the extent relating to personal, sensitive or confidential information or data (including Personal Data), payment card data, or otherwise relating to privacy, security, or security breach notification requirements and as applicable to the Company business or any Group Company: (a) applicable Laws, (b) the Payment Card Industry Data Security Standard (PCI DSS) and any industry or self-regulatory standards binding and enforceable on any Group Company or that any Group Company holds itself out to any Person as being in compliance with, (c) agreements each Group Company has entered into or contractual obligations by which a Group Company is bound, and (d) each Group Company’s own written rules, policies and procedures.

“Deductible Company Transaction Expenses” means the lesser of (i) the Company Transaction Expenses and (ii) $9,000,000.

“DPA” means the Defense Production Act of 1950, as amended (50 U.S.C. § 4565), and its implementing regulations located at 31 C.F.R. Parts 800, 802.

“Due Diligence Materials” means, with respect to any Person, the information set forth in any management presentation relating to such Person, their Affiliates or their Representatives, in materials made available in any “data room” (virtual or otherwise), including any cost estimates delivered or made available, financial projections or other projections, in presentations by members of management of such Person, in “break-out” discussions, in responses to questions, whether orally or in writing, in materials prepared by or on behalf of such Person, or in any other form.

“Employment Agreements” means each Employment Agreement, effective as of the Closing Date, to be entered into by and between Parent and each of Ryan Hartman and Elizabeth Kryst (a “Key Employee”), in each case in form and substance reasonably acceptable to Parent.

“Environmental Laws” means all Laws relating to public or worker health or safety, protection of the environment or natural resources, pollution, or Hazardous Substances (including exposure to or manufacture, processing, marketing, labeling, registration, notification, packaging, import, distribution, use, treatment, storage, disposal, transport, handling or release of Hazardous Substances).

“Environmental Permits” means all Licenses issued or required pursuant to Environmental Laws.

“Equity Holder” means a holder of Equity Interests of the Company.

“Equity Incentive Plan” means the Company’s Amended and Restated 2014 Equity Incentive Plan.

“Equity Interests” means, with respect to any Person, all of the shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, trust rights, options or other rights for the purchase or acquisition from such Person of shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with any Group Company, is (or at a relevant time has been) treated as a single employer under Section 414 of the Code.

“Ex-Im Laws” means all Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.

“Governing Documents” means (a) in the case of a corporation, its certificate of incorporation (or analogous document), articles and bylaws; (b) in the case of a limited liability company, its certificate of formation (or analogous document) and limited liability company operating agreement; or (c) in the case of a Person other than a corporation or limited liability company, the documents by which such Person (other than an individual) establishes its legal existence or which govern its internal affairs.

“Government Bid” means any quotation, bid or proposal by the Company or any Company Subsidiary that, if accepted or awarded, would result in a Government Contract.

“Government Contract” means any Contract for the delivery of supplies or provision of services including without limitation any Governmental Entity agreements by or between the Group Companies and any (i) Governmental Entity or (ii) by or between the Group Companies as a subcontractor at any tier and any other Person in connection with any contract with a Governmental Entity.

“Government Official” means any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Entity” means any federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, court, instrumentality, tribunal, arbitrator, legislative body, authority, body, program, plan, office, board, rate setting agency, bureau, division, official or instrumentality, or commission or other governmental authority or agency, or arbitral body (public or private), in the United States or in a foreign jurisdiction and including any contractors of a Governmental Entity, department or agency as authorized by Law, and acting pursuant to the terms and conditions of any such contract.

“Group Companies” means, collectively, the Company and each of the Company Subsidiaries.

“Hazardous Substance” means any material, substance or waste, for which standards of conduct or liability may be imposed pursuant to any Environmental Law, including petroleum, asbestos, polychlorinated biphenyls, per- and polyfluoroalkyl substances, noise, odor, pesticides, mold or radiation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, prepayment penalties, breakage costs, fees and premiums) of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures, forward contract, currency, other hedging or swap arrangements or similar contracts or instruments, (c) issued or assumed as the deferred purchase price (whether created or arising under any conditional sale or other title retention agreement or otherwise) with respect to property, assets or service acquired by the Group Companies, including any “earn-outs,” “holdbacks” or other contingent payments (excluding any purchase commitments for capital expenditures or purchase commitments otherwise incurred in the ordinary course of business), (d) by which such Person assured a creditor against loss, including letters of credit, performance bonds, surety bonds and bankers’ acceptances, in each case to the extent drawn upon or currently payable and not contingent, (e) for capital leases accounted as such or required to be accounted as capital leases under GAAP and (f) in the nature of guarantees, directly or indirectly, of the obligations described in clauses (a) through (f) above of any other Person, in each case, excluding intercompany indebtedness; provided, however, that the Company Convertible Notes and the Post-Signing Company Convertible Notes shall not constitute Indebtedness.

“Intellectual Property” means all rights to intellectual property or other proprietary rights of any type in any jurisdiction throughout the world, including all of the following: (a) trademarks, service marks, trade names, trade dress, logos, slogans, social media identifiers and other indicia of origin, all applications and registrations therefor, and all goodwill associated with any of the foregoing (collectively, “Trademarks”); (b) patents and patent applications; (c) copyrights, copyrightable works, works of authorship, and all copyright registrations and applications; (d) Internet domain names, Internet websites and URLs; (e) trade secrets and confidential information, including know-how, processes, methods, techniques, technology, inventions (whether patentable or not), formulae, recipes, and compositions, customer and supplier lists, and business and marketing plans; (f) rights in software (including source code and object code), data, databases and documentation therefor; (g) rights of publicity, including the right to use the name, likeness, image, signature and biographical information of any natural Person; (h) any goodwill associated with each of the foregoing, and (i) any intellectual property rights of any kind or nature arising under any applicable Law.

“Interim Note Amount” means the aggregate principal amount due and payable under that certain secured promissory note in the principal amount of $3,882,210, dated September 13, 2023 by and between the Company and Parent Sponsor.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Key Company Stockholders” means the Persons listed on Schedule B.

“Knowledge of the Company” means the knowledge of Ryan Hartman, Elizabeth Kryst, Mateo Genna and Dale Hipsh, in each case after reasonable due inquiry of direct employee reports.

“Law” means any federal, state, local or municipal constitution, treaty, statute, law, act, rule, regulation, code, ordinance, determination, guidance, principle of common law, administrative interpretation, sub-regulatory guidance, directive, or Orders of, or issued by, applicable Governmental Entities.

“Legal Dispute” means any Action between the Parties, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document or any of the transaction contemplated hereby or thereby.

“Licenses” means all licenses, authorizations, approvals, registrations, permits (including insurance, environmental, construction and operation permits) and certificates issued by any Governmental Entity.

“Liens” means, with respect to any property or asset, mortgages, liens, pledges, security interests, charges, claims, restrictions, licenses, deeds of trust, defects in title, contingent rights or other burdens, options or encumbrances with respect to any property or asset.

“Lookback Date” means January 1, 2020.

“Material Adverse Effect” means any event, change, development, effect or occurrence that, individually or in the aggregate with all other events, changes, developments, effects or occurrences, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole or (b) the ability of the Company and its Subsidiaries to perform any of their respective covenants or obligations under this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby; provided, that in the case of clause (a), the term “Material Adverse Effect” shall not include any event, change, development, effect or occurrence to the extent caused by (i) changes or proposed changes in laws, regulations or interpretations thereof after the Original Agreement Date, (ii) changes or proposed changes in GAAP after the Original Agreement Date, (iii) general economic conditions, including changes in the credit, debt, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world, (iv) events or conditions generally affecting the industries in which the Group Companies operate in the jurisdictions where the Group Companies operate, (v) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism, military actions or mass civil protests, (vi) pandemics (including COVID-19), earthquakes, hurricanes, tornados or other natural disasters, or (vii) any failure in and of itself to meet any internal or external projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position; provided, that the underlying event, change, development, effect or occurrence giving rise to such failure may be taken into account (provided, that the matters described in clauses (i), (ii), (iii), (v) and (vi) shall be included in the term “Material Adverse Effect” to the extent any such matter has a disproportionate impact on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other comparable entities operating in the industries in which the Group Companies operate in the jurisdictions where the Group Companies operate).

“Material Customer” means each of the top ten (10) customers of the Group Companies based on amounts received during the twelve (12)-month periods ended December 31, 2022 and December 31, 2021.

“Material Supplier” means (a) each of the top ten (10) suppliers and vendors of the Group Companies based on amounts paid for goods during the twelve (12)-month periods ended December 31, 2022 and December 31, 2021 and (b) any sole source supplier or vendor of any goods or services of the Group Companies, other than any sole source supplier or vendor providing goods or services (i) that are not material to the Group Companies, or (ii) for which the Group Companies can readily obtain a replacement supplier or vendor without a material increase in the cost of goods or services.

“Materiality Exceptions” means the terms “material” or “materially”, any clause or phrase containing “material,” “materially,” “material respects,” “Material Adverse Effect,” “except where the failure to … has not and would not, individually or in the aggregate, have a Material Adverse Effect,” or “except as has not and would not, individually or in the aggregate, have a Material Adverse Effect,” or “has not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect” or any similar terms, clauses or phrases (including any reference to any Group Company), other than the terms “Company Material Contracts,” “Material Customers,” and “Material Suppliers”.

“Merger Consideration” means, collectively, (a) the Share Merger Consideration and (b) the Aggregate Post-Signing Company Convertible Note Merger Consideration.

“NYSE” means the New York Stock Exchange.

“Order” means any award, order, judgment, writ, injunction, ruling or decree entered, issued, made or rendered by any Governmental Entity of competent jurisdiction.

“Ordinary Course” means, with respect to any Party, the ordinary course of business consistent with the past practices (including with respect to magnitude and frequency) of such Party.

“Other Parent Shareholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of Parent Class A Ordinary Shares and Parent Class B Ordinary Shares entitled to vote thereon, whether in person or by proxy at the Parent Shareholder Meeting (or any adjournment thereof), in accordance with the Parent Governing Documents and applicable Law.

“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.

“Parent Board” means, at any time, the board of directors of Parent.

“Parent Bylaws” means the bylaws of Parent following the Domestication in substantially the form attached hereto as Exhibit C.

“Parent Certificate of Incorporation” means the certificate of incorporation of Parent following the Domestication in substantially the form attached hereto as Exhibit B.

“Parent Class A Ordinary Shares” means the Class A ordinary shares of Parent, par value $0.0001 per share.

“Parent Class B Ordinary Shares” means the Class B ordinary shares of Parent, par value $0.0001 per share.

“Parent Common Stock” means, following the Domestication, the common stock of Parent, par value $0.0001 per share, authorized pursuant to the Parent Certificate of Incorporation.

“Parent Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization), Section 4.2 (Authorization) and Section 4.9 (Brokerage).

“Parent Governing Documents” means, at any time prior to the Domestication, the Amended and Restated Memorandum and Articles of Association of Parent and, at any time following the Domestication, the Parent Certificate of Incorporation and the Parent Bylaws, as in effect at such time.

“Parent Material Adverse Effect” means any event, change, development, effect or occurrence that, individually or in the aggregate with all other events, changes, developments, effects or occurrences, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent or (b) the ability of Parent and Merger Sub to perform any of their respective covenants or obligations under this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby; provided, that in the case of clause (a), the term “Parent Material Adverse Effect” shall not include any event, change, development, effect or occurrence to the extent caused by (i) changes or proposed changes in laws, regulations or interpretations thereof after the Original Agreement Date, (ii) changes or proposed changes in GAAP after the Original Agreement Date, (iii) general economic conditions, including changes in the credit, debt, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world, (iv) events or conditions generally affecting the industries in which Parent operates in the jurisdictions where Parent operates, (v) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism, military actions or mass civil protests, (vi) pandemics (including COVID-19), earthquakes, hurricanes, tornados or other natural disasters, or (vii) any failure in and of itself to meet any internal or external projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position; provided, that the underlying event, change, development, effect or occurrence giving rise to such failure may be taken into account (provided, that the matters described in clauses (i), (ii), (iii), (v) and (vi) shall be included in the term “Parent Material Adverse Effect” to the extent any such matter has a disproportionate impact on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent relative to other comparable entities operating in the industries in which Parent operates in the jurisdictions where Parent operates).

“Parent Ordinary Shares” means, collectively, the Parent Class A Ordinary Shares and Parent Class B Ordinary Shares.

“Parent Private Placement Warrant” means a warrant entitling the holder thereof to purchase one (1) Parent Class A Ordinary Shares at an exercise price of eleven dollars and fifty cents ($11.50) per share pursuant to the terms of the Private Placement Warrants Purchase Agreement, dated as of January 7, 2021, by and between Parent and Parent Sponsor.

“Parent Public Warrant” means a warrant entitling the holder thereof to purchase one (1) Parent Class A Ordinary Shares pursuant to the terms of the Warrant Agreement and at an exercise price of eleven dollars and fifty cents ($11.50) per share.

“Parent Share Redemption” means the election of an eligible holder of Parent Class A Ordinary Shares (as determined in accordance with the Parent Governing Documents and the Trust Agreement) to redeem all or a portion of such holder’s shares of Parent Class A Ordinary Shares, at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with the Parent Governing Documents and the Trust Agreement) in connection with the Parent Shareholder Meeting.

“Parent Shareholder Approval” means, collectively, the Required Parent Shareholder Approval and the Other Parent Shareholder Approval.

“Parent Shareholder Meeting” means a meeting of the Parent Shareholders in accordance with the Parent Governing Documents for the purposes of obtaining the Parent Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect a Parent Share Redemption.

“Parent Shareholders” means the holders of Parent Class A Ordinary Shares and Parent Class B Ordinary Shares.

“Parent Sponsor” means Leo Investors II Limited Partnership, a Cayman Islands exempted limited partnership.

“Parent Transaction Expenses” means any legal, accounting, financial advisory, and other advisory, transaction or consulting fees, costs and expenses (including the Deferred Discount (as such term is defined in the Trust Agreement)) incurred by the Parent Entities in connection with the transactions contemplated hereby. Notwithstanding the foregoing or anything to the contrary herein, Parent Transaction Expenses shall not include any Company Transaction Expenses.

“Parent Warrants” means the Parent Public Warrants and the Parent Private Placement Warrants.

“Per Share Merger Consideration” means the quotient obtained by dividing (a) the Share Merger Consideration by (b) the Company Fully Diluted Shares, rounded down to the nearest whole number.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith with adequate reserves established in accordance with GAAP, (b) statutory, common law or contractual Liens of landlords with respect to Leased Real Property, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course and not yet due and payable, (d) in the case of Leased Real Property and Owned Real Property, zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any governmental authority having jurisdiction over such real property, (e) easements, rights, covenants, conditions and restrictions and other matters of record, with respect to real property, (f) matters shown or which would have shown on a current ALTA/NSPS survey of any real property, (g) any Liens in respect of the landlord’s fee or freehold interest in the underlying property, with respect to real property, (h) any other Liens that do not, individually or in the aggregate, materially impair the continued use, operation or value of the real property to which they relate, (i) Liens securing the Indebtedness of any Group Company in which the underlying Indebtedness will be discharged in connection with the Closing and such Liens released pursuant to Section 7.2(h), (j) in the case of Intellectual Property, non-exclusive licenses that are granted by a Group Company in the Ordinary Course; and (k) restrictions on transfers as required by state and federal securities Laws.

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.

“Personal Data” means information that is capable of identifying, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual, consumer, or household or any other data that constitutes personal information, personally-identifiable information, personal data, or any similar term under any agreement, Law or privacy policy applicable to the Company.

“Process” (or “Processing” or “Processed”) means, with respect to any data or Company Systems, any operation or set of operations which is performed on data or sets of data or Company Systems, including collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Reference Price” means $10.00.

“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Agreements and containing a prospectus and proxy statement of Parent.

“Released Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Representatives, and each of their respective successors and assigns.

“Representatives” of any Person means such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other representatives.

“Required Parent Shareholder Approval” means the approval of each of the Required Transaction Proposals by the affirmative vote of the holders of the requisite number of Parent Class A Ordinary Shares and Parent Class B Ordinary Shares entitled to vote thereon, whether in person or by proxy at the Parent Shareholder Meeting (or any adjournment thereof), in accordance with the Parent Governing Documents and applicable Law.

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Domestication Proposal, the Charter Proposal and the Applicable Stock Exchange Proposal.

“Restricted Cash” means any cash which is not freely transferable or usable by Parent due to restrictions, limitations or taxes on transfer, use or distribution by Law, Contract or otherwise, including restrictions on dividends and repatriations or any other form of restriction.

“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).

“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (a) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of Treasury’s Office of Foreign Asset Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List and the EU Consolidated List; (b) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a); or (c) any national of a Sanctioned Country.

“Sanctions Laws” means all Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, Her Majesty’s Treasury, and the European Union.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” means (a) any security incident, including any breach of security, successful phishing incident, ransomware or malware attack affecting any Company Systems and resulting in the unauthorized or unlawful Processing of confidential information or Personal Data, or (b) incident in which confidential information or Personal Data was or may have been Processed in an unauthorized manner (whether any of the foregoing was possessed or controlled by a Group Company or by another Person on behalf of a Group Company, excluding good faith actions by a Group Company employee).

“Share Merger Consideration” means a number of shares of Parent Common Stock (deemed to have a value of $10.00 per share) equal to the quotient (rounded down to the nearest whole number) obtained by dividing (a) the sum of (i) the Base Merger Consideration, plus (ii) the Aggregate Exercise Price, plus (iii) the Closing Cash, minus (iv) the Closing Indebtedness, minus (v) the Sponsor Promote Value, minus (vi) the Company Transaction Expenses, minus (vii) the Parent Transaction Expenses, by (b) the Reference Price; provided, however, that, solely for purposes of this definition, in no event shall the sum of the Parent Transaction Expenses and the Company Transaction Expenses exceed $25,000,000.

“Sponsor Promote Value” means an amount equal to (a) 9,375,000 Parent Class B Ordinary Shares, multiplied by (b) the Reference Price.

“Stockholder Agreements” means any stockholder agreement, investors’ rights agreement, voting agreement, right of first refusal and co-sale agreement, registration rights agreement or other agreement in effect with respect to any Equity Interests in any of the Group Companies, including those set forth on Schedule A.

“Subsidiary” or “Subsidiaries” means any Person of which the Company (or other specified Person) owns directly or indirectly through a Subsidiary, a nominee arrangement or otherwise at least a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or otherwise have the power to elect a majority of the board of directors or similar governing body.

“Tax Return” means any report, return, declaration, claim for refund or information return or statement or other information supplied or required to be supplied to a Governmental Entity in connection with Taxes together with any attachments and all amendments thereto.

“Taxes” means all federal, state, local or non-U.S. taxes, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, stamp, transfer, registration, sales, use, excise, gross receipts, value-added estimated, alternative or add-on minimum, customs and all other taxes, assessments, duties, levies, and other governmental charges of any kind in the nature of a tax, whether disputed or not, and any charges, additions, interest or penalties imposed by any Governmental Entity with respect thereto.

“Transaction Proposals” means collectively, (a) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Merger) (the “Business Combination Proposal”); (b) the adoption and the approval of the Domestication (the “Domestication Proposal”); (c) the adoption and approval of the issuance of the Parent Common Stock in connection with the transactions contemplated by this Agreement as required by Applicable Stock Exchange listing requirements (the “Applicable Stock Exchange Proposal”); (d) the adoption and approval of the amendment and restatement of the Parent Certificate of Incorporation in substantially the form attached hereto as Exhibit B (the “Charter Proposal”); (e) a non-binding, advisory vote on the adoption and approval of certain differences between the Parent Governing Documents prior to the Domestication and the proposed Parent Certificate of Incorporation and proposed Parent Bylaws; (f) the adoption and approval of each other proposal that either the SEC or the Applicable Stock Exchange (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (g) the adoption and approval of each other proposal reasonably agreed to by Parent and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements; (h) the adoption and approval of the 2023 Omnibus Incentive Plan Proposal; and (i) the proposal for the adjournment of the Parent Shareholder Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing.

“Treasury Regulations” means the Income Tax Regulations promulgated under the Code.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of January 12, 2021, by and between Parent and Trustee.

“Trustee” means Continental Stock Transfer & Trust Company, acting as trustee of the Trust Account.

“Warrant Agreement” means that certain Warrant Agreement, dated as of January 12, 2021, between Parent and Continental Stock Transfer & Trust Company, as warrant agent, as may be amended, modified or supplemented.

“Written Consent” means an executed written consent pursuant to Section 251 of the DGCL approving the adoption of this Agreement sufficient to deliver the Company Required Approval.

Additionally, each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional Parent Filings	Section 5.10(d)
Agreement	Preamble
Alternative Financing	Section 5.19(c)
Alternative Financing Source	Section 5.19(c)
Assumed Option	Section 2.9
Assumed Warrant	Section 2.8
Audited Financial Statements	Section 3.6(a)(ii)
Business Combination Proposal	within definition of Transaction Proposals
CBA	Section 3.17(a)
Certificates of Merger	Section 1.2(b)
Change in Recommendation	Section 5.11

Term	Section
Closing	Section 7.1
Closing Date	Section 7.1
Closing Date Capitalization Statement	Section 2.1(b)
Closing Form 8-K	Section 5.10(e)
Closing Press Release	Section 5.10(e)
Closing Statement	Section 2.1(c)
Company	Preamble
Company Affiliate Agreement	Section 3.21
Company Certificate	Section 2.6(b)
Company Closing Certificate	Section 6.3(e)
Company Designee	Section 5.21(c)
Company Intellectual Property	Section 3.10(b)
Company Material Contracts	Section 3.12(b)
Company Released Parties	Section 5.20(a)
Company Stockholder Support Agreements	Recitals
Company Systems	Section 3.10(f)
Competing Buyer	Section 5.18(a)
DGCL	Recitals
DLLCA	Recitals
Domestication	Recitals
Domestication Proposal	within definition of Transaction Proposals
Draft Closing Date Capitalization Statement	Section 2.1(b)
Effective Time	Section 1.2(b)
Exchange Agent	Section 2.6(a)
Exchange Agent Agreement	Section 2.6(a)
Exchange Agent Fund	Section 2.5(a)
Financial Statements	Section 3.6(a)
First Certificate of Merger	Section 1.2(b)
First Merger	Section 1.2(b)
Food Laws	Section 3.24(b)
FTC	Section 3.24(b)
GAP Standard	Section 3.24(b)
Indemnified Persons	Section 5.9(a)
Insurance Policies	Section 3.20
Intended Tax Treatment	Recitals
Interim Period	Section 5.1(a)
Investors	Recitals
IRS	Section 3.16(b)(iv)
Key Employees	within definition of Employment Agreement
Lease	Section 3.9(c)
Leases	Section 3.9(c)
Leased Real Properties	Section 3.9(b)
Leased Real Property	Section 3.9(b)
Letter of Transmittal	Section 2.6(b)
Mergers	Recitals
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Nonparty Affiliates	Section 9.17

Term	Section
NYSE Proposal	within definition of Transaction Proposals
OFAC	within definition of Sanctioned Person
Original Agreement	Preamble
Original Agreement Date	Preamble
Outside Date	Section 8.1(e)
Owned Real Property	Section 3.9(a)
Parent	Preamble
Parent Board Recommendation	Section 5.11
Parent Closing Certificate	Section 6.2(c)
Parent Closing Statement	Section 2.1(a)
Parent Competing Transaction	Section 5.18(b)
Parent Designee	Section 5.21(b)
Parent Disclosure Schedule	Article IV
Parent Public Securities	Section 4.13
Parent Released Parties	Section 5.20(b)
Parent SEC Documents	Section 4.11
Parties	Preamble
Party	Preamble
PCAOB Financial Statements	Section 5.10(f)
PIPE Financing	Recitals
Post-Signing Company Convertible Noteholder	Section 2.1(b)
Post-Signing Company Convertible Notes	Recitals
Privileged Communications	Section 9.21
Prospectus	Section 9.20
Registration Rights Agreement	Recitals
Schedules	Article III
Second Certificate of Merger	Section 1.2(c)
Second Effective Time	Section 1.2(c)
Second Merger	Recitals
Section 16	Section 5.12
Separate Indemnitor	Section 5.9(g)
Signing Form 8-K	Section 5.10(a)
Signing Press Release	Section 5.10(a)
Sponsor Agreement	Recitals
Sponsor Parties	Recitals
Subscription Agreements	Recitals
Surviving Company	Section 1.1
Surviving Company Governing Documents	Section 1.3
Surviving Corporation	Recitals
Terminating Company Breach	Section 8.1(c)
Terminating Parent Breach	Section 8.1(d)
Trade Control Laws	Section 3.18(a)
Trademarks	within definition of Intellectual Property
Trust Account	Section 4.16
Trust Amount	Section 4.16
Unaudited Financial Statements	Section 5.10(f)
Waiving Parties	Section 9.21
Waiving Party Group	Section 9.21
Warrant Agreement Amendments	Section 5.24
WARN Act	Section 3.17(c)

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